

2022 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 10-K
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☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from   to   **

Commission File Number: 001-38381
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EVOLUS, INC.
(Exact name of registrant as specified in its charter)
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Delaware	**46-1385614**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

520 Newport Center Dr., Suite 1200
Newport Beach, California 92660
(949) 284-4555
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
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Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00001 par value per share	EOLS	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒		Smaller reporting company	☒
			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $423.4 million, based on the closing price of the registrant's common stock on the Nasdaq Global Market of $11.60 per share for such date.

As of March 3, 2023, 56,411,661 shares of the registrant's sole class of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Not applicable.

EVOLUS, INC.

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K, or Annual Report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that involve risks and uncertainties, including statements regarding future events, our business, financial condition, results of operations and prospects, our industry and the regulatory environment in which we operate. Any statements contained herein that are not statements of historical or current facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" or the negative of those terms, or other comparable terms intended to identify statements about the future. The forward-looking statements included herein are based on our current expectations, assumptions, estimates and projections, which we believe to be reasonable, and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond our control, include, but are not limited to, those made below under "Summary of Risk Factors" and in Item 1A Risk Factors in this Annual Report.

You should carefully consider these risks, as well as the additional risks described in other documents we file with the SEC in the future, including subsequent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which may from time to time amend, supplement or supersede the risks and uncertainties we disclose. We also operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

In light of the significant risks and uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You should read this Annual Report on Form 10-K and the other documents we file with the SEC with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements referenced above.


Summary of Risk Factors


An investment in our securities involves various risks and you are urged to carefully consider the risks discussed under Item 1A "Risk Factors," in this Annual Report on Form 10-K prior to making an investment in our securities. If any of the risks below or in Item 1A "Risk Factors" occurs, our business could be materially and adversely affected. As more fully described in Item 1A "Risk Factors", the principal risks and uncertainties that may affect our business, financial condition and results of operations include, but are not limited to, the following:

- We currently depend entirely on the successful commercialization of our only product, Jeuveau®. If we are unable to successfully market and sell Jeuveau®, we may not generate sufficient revenue to continue our business.

- We have a limited operating history and have incurred significant losses since our inception and anticipate that we will continue to incur losses for the foreseeable future. We have only one approved product, which, together with our limited operating history, makes it difficult to assess our future viability.

- We may require additional financing to fund our future operations, and a failure to obtain additional capital when so needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our operations.

- If we or our counterparties do not comply with the terms of our settlement agreements with Medytox, Inc., or Medytox, we may face litigation or lose our ability to market and sell Jeuveau®, which would materially and adversely affect our ability to carry out our business and our financial condition and ability to continue as a going concern.

- The terms of the Settlement Agreement with Medytox will reduce our profitability and may affect the extent of any discounts we may offer to our customers.

- Our business, financial condition and operations have been, and may in the future be, adversely affected by the COVID-19 outbreak or other similar outbreaks.

- We rely on the license and supply agreement, as amended, with Daewoong, which we refer to as the Daewoong Agreement, to provide us with exclusive rights to distribute Jeuveau® in certain territories. Any termination or loss of significant rights, including exclusivity, under the Daewoong Agreement would materially and adversely affect our development and commercialization of Jeuveau®.

- Our failure to successfully in-license, acquire, develop and market additional product candidates or approved products would impair our ability to grow our business.

- Jeuveau® faces, and any of our future product candidates will face, significant competition and our failure to effectively compete may prevent us from achieving significant market penetration and expansion.

- Jeuveau® may fail to achieve the broad degree of physician adoption and use or consumer demand necessary for commercial success.

- Our ability to market Jeuveau® is limited to use for the treatment of glabellar lines, and if we want to expand the indications for which we market Jeuveau®, we will need to obtain additional regulatory approvals, which will be expensive and may not be granted.

- Third party claims of intellectual property infringement may prevent or delay our commercialization efforts and interrupt our supply of products.

- If we or any of our current or future licensors, including Daewoong, are unable to maintain, obtain or protect intellectual property rights related to Jeuveau® or any of our future product candidates, we may not be able to compete effectively in our market.

- We may need to increase the size of our organization, including our sales and marketing capabilities in order to further market and sell Jeuveau® and we may experience difficulties in managing this growth.

- We rely on our digital technology and applications and our business and operations would suffer in the event of computer system failures or breach.

- We are subject to extensive government regulation, and we may face delays in or not obtain regulatory approval of our product candidates and our compliance with ongoing regulatory requirements may result in significant additional expense, limit or delay regulatory approval or subject us to penalties if we fail to comply.

Unless the context indicates otherwise, as used in this Annual Report on Form 10-K, the terms "Evolus," "company," "we," "us" and "our" refer to Evolus, Inc., a Delaware corporation, and our subsidiaries taken as a whole, unless otherwise noted.

EVOLUS™, Jeuveau®, Evolux® are three of our trademarks that are used in this Annual Report on Form 10-K. Jeuveau® is the trade name in the United States for our approved product with non-proprietary name, prabotulinumtoxinA-xvfs. The product has different trade names outside of the United States, including Nuceiva® in Canada, Europe and Australia, but is referred to throughout this Annual Report on Form 10-K as Jeuveau®. This Annual Report on Form 10-K also includes trademarks, trade names and service marks that are the property of other organizations, such as BOTOX® and BOTOX® Cosmetic, which we refer to throughout this Annual Report on Form 10-K as BOTOX. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 10-K may appear without the ® and ™ symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and trade names. We do not intend our use or display of other companies' trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Website References

In this Annual Report on Form 10-K, we make references to our website at www.evolus.com. References to our website through this Form 10-K are provided for convenience only and the content on our website does not constitute a part of, and shall not be deemed incorporated by reference into, this Annual Report on Form 10-K.

Part I

Item 1. Business.

Overview

We are a performance beauty company with a customer-centric approach to delivering breakthrough products in the self-pay aesthetic market.

Our first commercial product is Jeuveau®, which is a proprietary 900 kilodalton, or kDa, purified botulinum toxin type A formulation indicated for the temporary improvement in the appearance of moderate to severe glabellar lines, also known as "frown lines," in adults. Our primary market is the self-pay aesthetic market, which includes medical products purchased by physicians and other customers that are then sold to consumers or used in procedures for aesthetic indications that are not reimbursed by any third-party payor, such as Medicaid, Medicare or commercial insurance. We believe we offer customers and consumers a compelling value proposition with Jeuveau®. Currently, BOTOX (onabotulinumtoxinA) is the neurotoxin market leader, and prior to the approval of Jeuveau®, was the only known 900 kDa botulinum toxin type A complex approved in the United States. We believe aesthetic physicians generally prefer the performance characteristics of the complete 900 kDa neurotoxin complex and are accustomed to injecting this formulation.

United States

In February 2019, we received the approval of our first product Jeuveau® (prabotulinumtoxinA-xvfs) from the U.S. Food and Drug Administration, or FDA. In May 2019, we commercially launched Jeuveau® in the United States.

In November 2021, we announced the initiation of a Phase II clinical trial designed to investigate a higher strength dose of Jeuveau® in the glabellar lines. We completed our patient enrollment in the clinical study evaluating the "extra-strength" dose in the second quarter of 2022 and the trial is expected to be completed in the first half of 2023. If this indication is approved by the FDA after our completion of all necessary clinical trials and regulatory submissions (including a Phase III clinical trial), we will have the opportunity to offer an extra-strength dosage option, which may make Jeuveau® the first multi-strength neurotoxin and give customers and consumers increased treatment options.

International

In August 2018, we received approval from Health Canada for the temporary improvement in the appearance of moderate to severe glabellar lines in adult patients under 65 years of age. We began marketing Jeuveau® in Canada in October 2019 through our distribution partner, Clarion Medical Technologies, Inc., or Clarion.

In September 2019, we received approval from the European Commission, to market Jeuveau® in all 27 European Union, or EU, member states plus the United Kingdom, Iceland, Norway and Liechtenstein. In January 2021, we received a positive decision from the European Commission to add the 50 unit product to the existing approval obtained in September 2019. We commercially launched Jeuveau® in Great Britain in September 2022, in Germany and Austria in February 2023, and we are finalizing plans for entering additional countries in Europe as part of a phased rollout.

In January 2023, we received approval from the Australian Therapeutics Good Administration, or TGA, for regulatory approval of our neurotoxin in Australia.

Our Market

Our primary market is self-pay aesthetic healthcare, which includes medical products purchased by physicians that are then sold to consumers or used in procedures for aesthetic indications that are not reimbursed by any third-party payor, such as Medicaid, Medicare or commercial insurance. By focusing on the self-pay medical aesthetics market, we believe we are not exposed to reimbursement risk associated with a reliance on payments from such third-party payors, and we are subject to fewer regulations that place limits on the types of marketing and other interactions we have with physicians.

According to Medical Insight's The Global Aesthetic Market Study, within the self-pay aesthetic market, the global aesthetic neurotoxin market is estimated to grow to approximately $6.4 billion in 2026 and the U.S. aesthetic neurotoxin market is expected to grow to approximately $3.7 billion in 2026. According to Clarivate Aesthetic Injectables Market Insights, the European aesthetic neurotoxin market is expected to grow to approximately $662 million in 2026.

We believe the growth in the medical aesthetics market is driven by a number of factors, including:

- increased use by millennials who are increasingly seeking medical aesthetic treatments and utilizing neurotoxins as an entry point for aesthetic procedures due to their minimally invasive nature;

- an aging population together with an increasing life expectancy, which is resulting in more consumers with a desire for improved appearance and well-being over a longer period of time;

- rising disposable income, with the U.S. Bureau of Economic Analysis reporting that real disposable income in the United States increased approximately 19% from December 2012 to December 2022;

- growing awareness, utilization and acceptance of elective or minimally invasive aesthetic procedures; and

- continued innovation and improved accessibility to these treatments due to an increase in the number of physicians who perform these procedures.

Within the multiple age groups that receive aesthetic neurotoxin treatments, we strategically focus our marketing efforts on the millennial segment which is the largest cohort in the U.S. population. In 2019 there were estimated to be approximately 73 million millennials, defined as individuals born between 1981 and 1996. We believe that approximately 1.7 million females between the age of 30 and 39, which includes many individuals we define as millennials, are considering neurotoxins in the next twelve months.

Our Competitive Strengths

We offer physicians and consumers a compelling value proposition because:

- *Jeuveau® offers the market the first known 900 kDa neurotoxin alternative to BOTOX.* The manufacture of both Jeuveau® and BOTOX starts with a 900 kDa complex, includes adding the excipients human serum albumin, or HSA, and sodium chloride, and finishes by vacuum drying. We believe Jeuveau® is the only known neurotoxin product in the United States with a 900 kDa neurotoxin complex other than BOTOX. We also believe an important component of competitiveness in the neurotoxin market relates to the characteristics associated with the 900 kDa complex and the potential of the accessory proteins to increase the effectiveness of the active toxin portion of the complex.

- *Enhanced level of physician-customer interaction through a self-pay, aesthetic-only marketing strategy.* We have elected to specifically target the self-pay aesthetic market. With a reduced regulatory burden compared to third-party payor reimbursed therapeutic products, there is a number of benefits that market participants in reimbursed markets are unable to achieve, such as an enhanced level of interaction with our physician-customers. Jeuveau® is the only U.S. neurotoxin without a therapeutic indication. We believe pursuing an aesthetic-only non-reimbursed product strategy creates meaningful strategic advantages in the United States, including pricing and marketing flexibility. We utilize this flexibility to drive market adoption through programs such as promotional events, co-branded marketing programs and pricing strategies.

- *We offer a unique technology platform.* We provide a simple, personal and connected experience for physicians utilizing our proprietary technology platform. We have built and continue to improve our platform with the goal of limiting friction and enhancing the overall experience for physicians and ultimately consumers. We are modernizing the customer engagement with our proprietary "Evolus Practice" app. We not only leverage technology for operational efficiency, but more importantly, to enhance a customer's experience. We believe the combination of a highly specialized sales force and our technology platform is an effective and competitive model.

- *Results from our TRANSPARENCY global clinical program in more than 2,100 patients provides robust data to physicians evaluating the purchase of Jeuveau®.* We believe the comprehensive TRANSPARENCY clinical data set, including a head-to-head Phase III study comparing Jeuveau® and BOTOX, provides physicians with confidence in recommending Jeuveau® to their patients.

- *Our management team has significant experience and expertise in medical aesthetics.* Our management team has extensive experience in self-pay healthcare markets, in the development, market launch and commercialization of major medical products, execution and integration of business development transactions and understanding of the regulatory environment of the healthcare markets. Key members of our leadership team have also served in relevant senior leadership positions with leading aesthetic companies.

Our Strategy

We launched Jeuveau® in the United States with our own specialty sales organization now consisting of over 100 positions between representatives, management and other sales employees and in Canada through our distribution partner, Clarion. We launched in Great Britain in September 2022, in Germany and Austria in February 2023 and plan to launch in additional European countries and Australia. We plan to expand our product offerings over time through in-licensing, partnerships and acquisitions and by launching our products internationally. The key components of our strategy are:

- Pursue an aesthetic-only strategy to enhance marketing and pricing flexibility along with improving transparency for our customers.

- Launch directly or partner outside of the United States to reach and serve physicians and consumers in those territories.

- Leverage our differentiated digital platform to efficiently open new accounts, personalize the purchasing process and efficiently deploy marketing programs at scale, including co-branded media.

- Establish a leading medical aesthetics company with a diversified product offering by in-licensing technology, developing partnerships and potentially acquiring products.

Jeuveau® Overview

Jeuveau® is an injectable formulation of a 900 kDa botulinum toxin type A complex designed to address the needs of the large and growing facial aesthetics market.

Jeuveau® contains a 900 kDa botulinum toxin type A complex produced by the bacterium *Clostridium botulinum*. The active part of the neurotoxin is the 150 kDa component, and the remaining 750 kDa of the complex is made up of accessory proteins that we believe help with the function of the active portion of the toxin. Jeuveau® has the same mechanism of action as other type A botulinum toxins. When injected intramuscularly at therapeutic doses, botulinum toxin causes a chemical denervation of the muscle resulting in localized reduction of muscle activity. Botulinum toxin type A specifically blocks peripheral acetylcholine release at presynaptic cholinergic nerve terminals by cleaving SNAP-25, a protein integral to the successful docking and release of acetylcholine from vesicles situated within the nerve endings leading to denervation and relaxation of the muscle.

TRANSPARENCY: Evolus Clinical Development for Glabellar Lines

TRANSPARENCY was a comprehensive five-study clinical development program for Jeuveau® and was used to meet the regulatory requirements for a Biologics License Application, or BLA, in the United States, a Marketing Authorisation Application, or MAA, in the EU, and a New Drug Submission, or NDS, in Canada, for the treatment of moderate to severe glabellar lines. The TRANSPARENCY program, which was developed in consultation with the FDA, Canadian, and European regulatory bodies, included three multicenter, randomized, double-blinded, controlled, single dose Phase III studies titled EV-001, EV-002 and EVB-003. Treatment of the Glabellar lines was based on a 4-point photonumeric Glabellar Line Scale, or GLS, where 0=no lines, 1=mild lines, 2=moderate lines and 3=severe lines.

U.S. Phase III Clinical Trials – Composite End Point Versus Placebo

The two identical U.S. Phase III studies, EV-001 and EV-002 (the "U.S. Phase III Studies"), enrolled a combined 654 adults who had moderate to severe glabellar lines at maximum frown. Subjects were randomly assigned in a 3:1 ratio to receive a single treatment of either Jeuveau® or placebo. The primary efficacy endpoint was defined as the proportion of subjects classified as responders on Day 30. A subject was considered a responder only if both the investigator and the subject independently agreed that there was a 2 point improvement or greater on the GLS from Day 0 to Day 30 at maximum frown. This type of endpoint where both the investigator and subject must agree is known as a composite endpoint.

Both of the U.S. Phase III studies met the primary endpoint of superiority over placebo. The percentages of responders in the intent to treat population were:

- EV-001: 1.2% placebo, 67.5% Jeuveau®, with an absolute difference between the groups of 66.3%, 95% CI (59.0, 72.4)

- EV-002: 1.3% placebo, 70.4% Jeuveau®, with an absolute difference between the groups of 69.1%, 95% CI (61.5, 75.1)

EU Phase III Clinical Trials – Head-to-Head Comparison of Jeuveau®, Botox and Placebo

The EVB-003 study was the third Phase III safety and efficacy study in the TRANSPARENCY Program and compared the efficacy of Jeuveau®, Botox and Placebo. The study was conducted in Europe and Canada and enrolled 540 adults who (i) the investigator assessed to have moderate to severe glabellar lines and (ii) who felt their glabellar lines had an important psychological impact, such as on their mood, anxiety or depressive symptoms. Subjects were randomly assigned in a 5:5:1 ratio to receive a single treatment of 20 units of Jeuveau®, 20 units of BOTOX or placebo.

The primary efficacy endpoint was defined as the proportion of subjects classified as responders on Day 30. A responder was a subject with a GLS score of 0 or 1, as assessed by the investigator at maximum frown. The primary analysis of the primary efficacy endpoint in the EVB-003 study showed the superiority of Jeuveau® over placebo, and established non-inferiority of Jeuveau® to BOTOX. The percentages of responders for the primary efficacy endpoint were:

- 4.2% in the placebo group, 95% CI (0.0, 9.8);

- 82.8% in the BOTOX group, 95% CI (78.1, 87.5); and

- 87.2% in the Jeuveau® group, 95% CI (83.0, 91.5).

A confidence interval, or CI, is a range of values in which, statistically, there is a specified level of confidence where the result lies. As an example, in the results above for this Phase III study, the results indicate that there is a 95% level of confidence that the responder rate for placebo was between 0.0% and 9.8%, which we express as: 95% CI (0.0, 9.8).

The absolute differences between the treatment groups were:

- 83.1% between Jeuveau® and placebo groups, 95% CI (70.3, 89.4), (p<0.001), indicating Jeuveau® was superior to placebo; and

- 4.4% between Jeuveau® and BOTOX groups, 95% CI (-1.9, 10.8), with non-inferiority of Jeuveau® versus BOTOX concluded based on the lower bound of the 95% CI for the absolute difference exceeding -10.0%.

EU Phase III Primary Endpoint - Responder Rates at Maximum Frown on Day 30 (GLS = 0 or 1) by Investigator Assessment



EU Phase III Primary Endpoint - Non-Inferiority, at Maximum Frown on Day 30 by Investigator Assessment



EU and Canadian Phase III Trial - Adverse Event Rate Summary

	Placebo	Botox	Jeuveau®
All Adverse Events (%)	32.7%	41.9%	37.6%
Any Study Drug-Related AE (%)	4.1%	14.6%	15.5%

EU and Canadian Phase III Trial - Select Secondary Endpoints

Measurement	Point in Time	Placebo	Onabot	Prabot
≥1 Improvement GLS at Maximum Frown	Day 2	12.20%	57.00%	54.2%*
≥1 Improvement GLS at Maximum Frown	Day 150	8.30%	34.40%	37.7%*
Subject Satisfaction	Day 30	6.30%	86.60%	91.3%*

*P-Value Placebo vs Jeuveau® <0.001

TRANSPARENCY Safety Evaluations

Safety was studied across all five studies that made up the TRANSPARENCY Clinical Program. Jeuveau® was relatively well tolerated with no drug related serious adverse events, or SAEs. Most adverse events were mild and the labeling information for Jeuveau® lists the most common adverse reactions as headache (9.3%), eyelid ptosis (2.0%), upper respiratory tract infections (3%) and increase white blood cell count (1%).

Pipeline

Phase II "Extra-Strength" Clinical Trial

In November 2021, we announced the initiation of a Phase II clinical trial designed to investigate a higher strength dose of Jeuveau® in the glabellar lines. This planned glabellar line study is a controlled, randomized, prospective, double blind, three-arm trial following patients out to a maximum of 12 months. Three-arms will be enrolled: the currently approved 20 units of BOTOX and 20 units of Jeuveau® compared to 40 units of "extra-strength" Jeuveau®.

In January 2023, we announced positive interim results from the Phase II clinical trial. The interim data analysis of the "extra-strength" formulation of Jeuveau® demonstrated a median duration of at least 26 weeks based on the time for patients to return to their original glabellar line scale score (baseline) and the duration of at least one point improvement on the same scale. The safety results included 33 adverse events, 88% of which rated as mild and 12% of which rated at moderate. There were no severe or serious adverse events observed in the safety results. The trial is expected to be completed in the first half of 2023, and final results will be presented in the second half of 2023.

Manufacturing

Daewoong Pharmaceuticals Co. Ltd., or Daewoong, manufactures and supplies Jeuveau® to us. Daewoong has over 70 years of experience manufacturing pharmaceutical products and is one of the largest pharmaceutical companies in South Korea. Daewoong constructed a facility in South Korea where Jeuveau® is produced. We believe this facility will be sufficient to meet demand for Jeuveau® for the foreseeable future. The FDA conducted a current Good Manufacturing Practice, or cGMP, and pre-approval inspection of the facility in November 2017 in connection with our BLA for Jeuveau®. The UK Medicines and Healthcare Products Regulatory Agency, or MHRA, also completed an inspection of the manufacturing facility in February 2018 in connection with our Marketing Authorisation Application, or MAA. The U.S. FDA approval of Jeuveau® in February 2019 included approval to manufacture Jeuveau® at Daewoong's facility.

Daewoong License and Supply Agreement

In 2013, we entered into the Daewoong Agreement, which has been amended from time to time, pursuant to which Daewoong agreed to manufacture and supply Jeuveau® and grant us an exclusive license to import, distribute, promote, market, develop, offer for sale and otherwise commercialize and exploit Jeuveau® for aesthetic indications in the United States, EU, United Kingdom, members of the European Economic Area, Switzerland, Canada, Australia, certain members of the Commonwealth of Independent States, or CIS, and South Africa, as well as co-exclusive distribution rights with Daewoong in Japan. Under the Daewoong Agreement, we are required to make certain minimum annual purchases in order to maintain the exclusivity of the license. If we fail to meet these purchase requirements, Daewoong may, at its option, convert the exclusive license for such covered territory to a non-exclusive license. These minimum purchase obligations are contingent upon the occurrence of future events, including receipt of governmental approvals and our future market share in various jurisdictions. Under the Daewoong Agreement, Daewoong is responsible for all costs related to the manufacturing of Jeuveau®, including costs related to the operation and upkeep of its manufacturing facility, and we are responsible for all costs related to obtaining regulatory approval, including clinical expenses, and commercialization of Jeuveau®.

The initial term of the Daewoong Agreement expires September 30, 2023, and automatically renews for unlimited additional three-year terms if we meet certain performance requirements. We expect to meet these performance requirements. The Daewoong Agreement will terminate (A) upon written notice by either us or Daewoong upon a continuing default that remains uncured within 90 days (or 30 days for a payment default) by the other party, or (B) without notice upon the bankruptcy or insolvency of our company.

Under the Daewoong Agreement, we are the sole owner of any marketing authorization and clinical trial results we pursue in a covered territory. However, if we do not renew the Daewoong Agreement or upon termination of the Daewoong Agreement due to a breach by us, we are obligated to transfer our rights to Daewoong.

Impact of Settlement Agreements

In February 2021, we settled litigation claims related to a complaint against us filed by Allergan, Inc. and Allergan Limited (together, "Allergan") and Medytox, Inc. ("Medytox") in the U.S. International Trade Commission related to Jeuveau® (the "ITC Action") and certain related matters by entering into a Settlement and License Agreement with Medytox and Allergan, which we refer to as the U.S. Settlement Agreement, and another Settlement and License Agreement with Medytox, which we refer to as the Medytox Settlement Agreement. We refer to the U.S. Settlement Agreement and the Medytox Settlement Agreement collectively as the Medytox/Allergan Settlement Agreements.

We have completed all obligations to Allergan and the majority of our obligations to Medytox under the Medytox/Allergan Settlement Agreements. These completed obligations consisted of (i) cash payments of $35.0 million in multiple payments to Allergan and Medytox, of which we paid $15.0 million in the third quarter of 2021, $15.0 million in the first quarter of 2022, and $5.0 million in the first quarter of 2023, (ii) royalty payments to Allergan and Medytox on the sale of Jeuveau®, based on a certain dollar amount per vial sold of Licensed Products by or on our behalf in the United States, from December 16, 2020 through September 16, 2022, (iii) royalty payments to Medytox, from December 16, 2020 to September 16, 2022, of a low-double digit percentage of net sales of Jeuveau® sold by us or on our behalf in territories we have licensed outside the United States, and (iv) the issuance of 6,762,652 shares of our common stock to Medytox.

Going forward, our remaining obligation will be to pay Medytox a mid-single digit royalty percentage on net sales of Jeuveau® in the United States and all territories we have licensed outside the United States through September 16, 2032.

Competition

Our primary competitors are companies offering injectable dose forms of botulinum toxin. There are only five approved injectable botulinum toxin type A neurotoxins in the United States, including Jeuveau®. There are also other injectable botulinum toxin type A products being developed for the U.S. market. We believe the primary competing products in this market include BOTOX, Dysport, Xeomin and Daxxify:

- BOTOX, marketed by Allergan, received FDA approval in 2002 for glabellar lines. Allergan (now AbbVie) was the first company to market neurotoxins for aesthetic purposes.

- Dysport, marketed by Galderma S.A., or Galderma, received FDA approval in 2009 for glabellar lines.

- Xeomin, marketed by Merz Pharma GmbH & Co., or Merz, received FDA approval in 2011 for glabellar lines.

- Daxxify, marketed by Revance Therapeutics, Inc., or Revance, received FDA approval in late 2022 for glabellar lines.

Additionally, Hugel Inc., has submitted a BLA to the FDA for an injectable botulinum toxin type A neurotoxin. If the Hugel BLA is approved, we expect the competition in the U.S. injectable botulinum toxin market to further increase. Most of our primary competitors are also approved to sell injectable botulinum toxin type A neurotoxins in Europe and other markets that we may enter.

In addition to the companies commercializing and developing neurotoxins, there are other products and treatments that may indirectly compete with Jeuveau®, such as dermal fillers, laser treatments, brow lifts, chemical peels, fat injections and removal and cold therapy. We compete with various companies that have products in these medical aesthetic categories. Among these companies are Allergan (now AbbVie), Sanofi, Revance, Sun Pharma, Valeant Pharmaceuticals International, Inc., or Valeant, Mentor Worldwide LLC, a division of Johnson & Johnson, Merz, Galderma, and Skinceuticals, a division of L'Oreal SA. In addition, we are aware of other companies also developing and/or marketing products in one or more of our target markets, including competing injectable botulinum toxin type A formulations that are in various phases of development in North America for the treatment of glabellar lines.

Seasonality

Historically, given the limited history of the commercialization of Jeuveau®, the impact of the COVID-19 outbreak and the impact of the ITC remedial orders, we have not observed significant seasonality in our net revenues up to the second half of 2022. However, we are aware that historically the aesthetic neurotoxin market generally experiences higher revenue in the second and fourth calendar quarters as compared to the first and third calendar quarters.

Government Regulation in the United States

We operate in a highly regulated industry that is subject to significant federal, state, local and foreign regulation. Our business has been, and will continue to be, subject to a variety of laws including the Federal Food Drug and Cosmetic Act, or FFDCA, and the Public Health Service Act, or the PHS Act, among others. Biologics and medical devices are subject to regulation under the FFDCA and PHS Act.

In the United States, cosmetics, dietary supplements, biopharmaceutical products and medical devices are subject to extensive regulation by the FDA. The FFDCA, PHS Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, regulatory approval, license or clearance, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of these products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending license or marketing applications, warning letters and other enforcement actions, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

FDA Marketing Approval

The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

- completion of nonclinical laboratory tests and animal studies according to good laboratory practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

- submission to the FDA of an investigative new drug application, or IND, which must become effective before human clinical trials may begin;

- performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed biological product for its intended use, according to the FDA's regulations, commonly referred to as good clinical practices, or GCPs, and any additional requirements including those for the protection of human research subjects and their health and other personal information;

- submission to the FDA of a BLA for marketing approval that includes substantive evidence of safety;

- purity and potency from results of nonclinical testing and clinical trials;

- satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the biological product's identity, strength, quality and purity and, if applicable, the FDA's current good tissue practices for the use of human cellular and tissue products;

- potential FDA audits of the nonclinical study and clinical trial sites that generated the data in support of the BLA; and

- FDA review and approval of the BLA.

Post-Approval Requirements

Once a BLA is approved, a product is subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase IV testing, Risk Evaluation and Mitigation Strategies, or REMS, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as product manufacturing, packaging and labeling procedures must continue to conform to cGMP after approval. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA during which the agency inspects manufacturing facilities to assess compliance with applicable regulations such as cGMP and the Quality System Regulation. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Other Regulation of the Healthcare Industry

While we do not currently have plans for our neurotoxin product to be covered by insurance or government reimbursement programs, if we were to offer reimbursable products, we could be subject to federal laws and regulations covering reimbursable products, such as the Anti-Kickback Statute, Stark Law and Physician Payment Sunshine Act. These laws that may affect our ability to operate include, but are not limited to:

- The Anti-Kickback Statute, which prohibit persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program;

- The Federal False Claims Act which imposes civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

- The Federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary's decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

- The Foreign Corrupt Practices Act ("FCPA"), which prohibits certain payments made to foreign government officials;

- The Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services relating to healthcare matters;

- The Federal Physician Payments Sunshine Act, and its implementing regulations, which require that certain manufacturers of drugs, medical devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program (with certain exceptions) to report to the CMS information related to certain payments or other transfers of value made or distributed to physicians, which is defined broadly to include other healthcare providers, teaching hospitals, and ownership and investment interests held by physicians and their immediate family members; and

- State and foreign law equivalents of the foregoing and state laws regarding pharmaceutical company marketing compliance, reporting and disclosure obligations.

If our operations are found to be in violation of any of these laws, regulations, rules or policies or any other law or governmental regulation, or if interpretations of the foregoing change, we may be subject to civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations.

Government Regulation in Europe

In the European Economic Area, or EEA (which is composed of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA.

There are two types of MAs:

- The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

- National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure.

Because we are a biotechnology medicinal products company, we are eligible for a Community MA under the Centralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Regulation Outside of the United States and Europe

In addition to regulations in the United States and EU, we may be subject to a variety of regulations in other jurisdictions governing manufacturing, clinical trials, commercial sales and distribution of our future products. Whether or not we obtain FDA approval or MA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval or MA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Data Privacy and Security Laws and Regulations

We are also subject to data privacy and security regulation by the federal government, states and non-U.S. jurisdictions in which we conduct our business. For example, HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA's privacy and security standards directly applicable to "business associates," those independent contractors or agents of covered entities that create, receive, maintain, transmit or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, state and non-U.S. laws, including the General Data Protection Regulation adopted by the EU, govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

There are numerous other laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security concerns. We also remain subject to federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. For example, the Federal Trade Commission uses its consumer protection authority to initiate enforcement actions in response to alleged privacy and data security violations. Further, certain states have proposed or enacted legislation that will create new data privacy and security obligations for certain entities, such as the California Consumer Privacy Act, or CCPA, which came into effect January 1, 2020 and was recently amended and expanded by the California Privacy Rights Act, or the CRPA, passed on November 3, 2020. The CCPA and CPRA, among other things, create new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also created a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. It remains unclear what, if any, additional modifications will be made to the CPRA by the California legislature or how it will be interpreted. Therefore, the effects of the CCPA and CPRA are significant and will likely require us to modify our data processing practices and may cause us to incur substantial costs and expenses to comply, particularly given our base of operations in California.

Environmental Regulation

We are subject to numerous foreign, federal, state, and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, manufacturing practices, fire hazard control, product stewardship and end-of-life handling or disposition of products, and environmental protection, including those governing the generation, storage, handling, use, transportation and disposal of hazardous or potentially hazardous substances and biological materials. We believe that we have been and remain in substantial compliance with all applicable environmental laws and regulations and that we currently have no liabilities under such environmental requirements that could reasonably be expected to materially harm our business, results of operations or financial condition.

Human Capital Resources

As of December 31, 2022, we had 215 employees, all of whom were full-time in the United States and United Kingdom, and 70% of our full-time employees were women. None of our employees are represented by labor unions or covered by collective bargaining agreements, and we have never experienced any work stoppage. We believe we have good relations with our employees.

Attracting and Developing Talent

We believe that our employees are our greatest asset, and our future success largely depends upon our continued ability to attract and retain high caliber talent. Talent management is critical to our ability to execute our long-term growth strategy. To facilitate talent attraction and retention, we strive to make our company a rewarding workplace. We provide opportunities for our employees to grow and develop in their careers, through professional development, leadership coaching, formal and informal training opportunities, and an annual performance review process to encourage ongoing growth and development. These opportunities are supported by strong total rewards packages, and by programs that build connections among our employees.

Compensation and Benefits

We are committed to a Total Rewards strategy that complements our mission, culture, and business objectives. Our goal is to provide competitive compensation and benefit programs that drive a high level of employee satisfaction and allow us to attract and retain the best and brightest talent. We want employees to feel at their best and be at their best so they can make a profound impact on our culture, community and business results. Compensation and benefits are two of the main pillars of our total rewards package. We provide total cash compensation (base pay and bonus/commission) that is highly competitive in the labor markets in which we compete for talent. We also ensure that pay is internally equitable by differentiating rewards based on employee performance and impact to the company. This empowers employees to take ownership over their career and development trajectory. Long-term incentives in the form of equity (Stock Options and RSUs) provide a sense of ownership in the company's long-term success and help retain talent that can make a difference. We also provide a robust and highly competitive benefits package to ensure employees' personal and family needs are met whether it's health (medical/dental/vision), wealth and retirement (401k with competitive employer match), or well-being (flexible PTO, paid leave, wellness coaching). We want employees to know that we are investing in their success so they can bring the best version of themselves each day.

Health, Safety and Wellness

We are committed to the health, safety and wellness of our employees. We provide our employees with access to a variety of health and wellness programs, including programs that support physical and mental health and well-being by providing tools, resources, and coaching to help them improve or maintain a healthy lifestyle. We maintain a healthy workplace by encouraging employees to work remotely if feeling ill, and by maintaining many of the changes implemented in response to COVID-19 including our hybrid work schedule, access to tests and sanitary supplies.

Inclusion and Belonging

We promote an inclusive culture that values equity, opportunity, and respect. In 2019, we formed an employee-led Culture & Belonging Council. This council has a vision to create and foster a culture that reflects diversity and inclusion so that each of our employees has a sense of belonging as their authentic, unique selves. In support of our inclusive culture, we provide a variety of diversity, equity, and inclusion trainings, including unconscious bias training for employees and managers to strengthen employee awareness and strive to recruit a diverse talent pool across all levels of the organization. We are an equal opportunity employer and believe that diverse and differentiated views contribute to making us a better organization. It is our conscious effort to support and promote equal opportunity for all our employees within the workplace.

Our company has been built on the belief and commitment of evolving together. This applies not only to our employees and customers, but also to the communities in which we operate. We offer paid volunteer time off to our employees and encourage our team of employees to become involved in their communities, lending their voluntary support to programs that positively impact the quality of life within these communities. We value the impact of ongoing volunteer opportunities with community partners Orangewood Foundation, Samueli Academy and the Jesse Rees Foundation.

Corporate Information

Our principal executive offices are located at 520 Newport Center Drive, Suite 1200, Newport Beach, California 92660, and our telephone number is (949) 284-4555. Our website address is www.evolus.com. We do not incorporate the information on or accessible through our website into this Annual Report on Form 10-K, and you should not consider any information on, or that can be accessed through, our website a part of this Annual Report on Form 10-K or any other filing we make with the SEC. We are an emerging growth company under the Jumpstart Our Business Startups Act of 2012 and also a smaller reporting company, and therefore we are subject to reduced public company reporting requirements.

Available Information

We make available, free of charge, on our website at www.evolus.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to such reports, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. All such reports are also available free of charge via EDGAR through the SEC website at www.sec.gov. We do not incorporate the information on or accessible through these websites into this Annual Report on Form 10-K, and you should not consider any information on, or that can be accessed through, these websites a part of this Annual Report on Form 10-K or any other filing we make with the SEC.

Item 1A. Risk Factors.

An investment in our company involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all the other information in this Annual Report on Form 10-K, including Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included in Item 8 "Financial Statements and Supplementary Data." If any of the following risks actually occurs, our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Unless otherwise indicated, references to our business being seriously harmed in these risk factors will include harm to our business, reputation, financial condition, results of operations, revenue and future prospects. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Strategy

We currently depend entirely on the successful commercialization of our only product, Jeuveau®. If we are unable to successfully market and sell Jeuveau®, we may not generate sufficient revenue to continue our business.

We currently have only one product, Jeuveau®, and our business presently depends entirely on our ability to successfully market and sell it in a timely manner. While the product was commercially launched in the United States in May 2019, through a distribution partner in Canada in October 2019, in Great Britain in September 2022, and in Germany and Austria in February 2023, we have a limited history of generating revenue for Jeuveau®. Our near-term prospects, including our ability to generate revenue, as well as our future growth, depend entirely on the successful commercialization of Jeuveau®. The commercial success of Jeuveau® will depend on a number of factors, including our ability to successfully commercialize Jeuveau®, whether alone or in collaboration with others, including our ability to hire, retain and train sales representatives in the United States. Our ability to market and sell Jeuveau® is also dependent on the willingness of consumers to pay for Jeuveau® relative to other discretionary items, especially during economically challenging times. Additional factors necessary for the successful commercialization of Jeuveau® include the availability, perceived advantages, relative cost, relative safety of Jeuveau® and relative efficacy of competing products, the timing of new product introductions by us or our competitors, and the sales and marketing tactics of our competitors, including bundling of multiple products, in response to our launch of Jeuveau®. Each of these factors may vary on a country by country basis as we expand our operations.

If we do not achieve one or more of these factors, many of which are beyond our control, in a timely manner or at all, we could experience significant issues commercializing Jeuveau®. Further, we may never be able to successfully market and sell Jeuveau® or any future product candidates. In addition, our experience as a commercial company is limited. Accordingly, we may not be able to generate sufficient revenue through the sale of Jeuveau® or any future product candidates to continue our business.

We have a limited operating history and have incurred significant losses since our inception and anticipate that we may incur losses in the future. We have only one product and limited commercial sales, which, together with our limited operating history, makes it difficult to assess our future viability.

We are a performance beauty company with a limited operating history. To date, we have invested substantially all of our efforts and financial resources in the clinical development, regulatory approval, and commercial launch of Jeuveau®, which is currently our only product. We began selling Jeuveau® in the United States in May 2019, through a distribution partner in Canada in October 2019, in Great Britain in September 2022 and in Germany and Austria in February 2023 and have a limited history of generating revenue. We have incurred losses in each year since our inception in 2012. We have a limited operating history upon which you can evaluate our business and prospects. Consequently, any predictions about our future success, performance or viability may not be as accurate as they could be if we had a longer operating history or greater experience commercializing a product. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in the medical aesthetics field. We continue to incur significant expenses related to the commercialization of Jeuveau®. We have recorded net losses of $74.4 million and $46.8 million for the years ended December 31, 2022 and 2021, respectively, and had an accumulated deficit as of December 31, 2022 of $497.3 million. Our ability to achieve revenue and profitability is dependent on our ability to successfully market and sell Jeuveau®. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, may adversely affect the market price of our common stock and, if needed, our ability to raise capital to continue operations.

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We may require additional financing to fund our future operations, and a failure to obtain additional capital when so needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our operations.

We have utilized substantial amounts of cash since our inception in order to conduct clinical development to support regulatory approval and launch of Jeuveau® in the United States, Europe, Canada, and Australia. We expect that we will continue to expend substantial resources for the foreseeable future in order to continue to market and sell Jeuveau® and for the clinical development of any additional product candidates we may choose to pursue. While we believe that we currently have adequate capital resources, which consist of cash and cash equivalents and cash generated from operations, to operate our business until our business generates profits and positive cash flow, this belief is based upon certain financial assumptions including net revenue, gross margin, working capital and expense assumptions. If these assumptions are incorrect, or if we experience other risks or uncertainties set forth in this Annual Report on Form 10-K, we may require additional capital to operate our business.

We expect to expend resources furthering the development and continuation of our marketing programs and commercialization infrastructure in connection with commercializing Jeuveau® within and outside of the United States. In the long term, our expenditures will include costs associated with the continued commercialization of Jeuveau®, research and development, approval and commercialization of products and any of our future product candidates, including our proposed higher strength dose of Jeuveau®, such as research and development, conducting preclinical studies and clinical trials and manufacturing and supplying as well as marketing and selling any products approved for sale. Because the commercialization expenditures needed to meet our sales objectives are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully market and sell Jeuveau®. We may in the future, also, acquire other companies or products which may be costly and which may require additional capital to operate. In addition, other unanticipated costs may arise. Accordingly, our actual cash needs may exceed our expectations.

If we were to raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings or offerings of securities convertible into our equity, the ownership interest of our existing stockholders will be diluted and the terms of any such securities may have a preference over our common stock. Debt financing, receivables financing and royalty financing may also be coupled with an equity component, such as warrants to purchase our capital stock, which could also result in dilution of our existing stockholders' ownership, and such dilution may be material. Additionally, if we raise additional capital through debt financing, we will have increased fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures to meet specified financial ratios, and other operational restrictions, any of which could restrict our ability to market and sell Jeuveau® or any future product candidates or operate as a business and may result in liens being placed on our assets. If we were to default on any of our indebtedness, we could lose such assets.

In addition, the global economy, including the financial and credit markets, has recently experienced significant volatility and disruptions, including severely diminished liquidity and credit availability and rising interest rates. In the event we are unable to raise sufficient capital to fund our commercialization efforts to achieve specified minimum sales targets under the Daewoong Agreement, we will lose exclusivity of the license that we have been granted under the Daewoong Agreement. In addition, if we are unable to raise additional capital when required or on acceptable terms, we will be required to take actions to address our liquidity needs which may include the following: significantly reduce operating expenses and delay, reduce the scope of or discontinue some of our development programs, commercialization efforts or other aspects of our business plan, out-license intellectual property rights to our product candidates and sell unsecured assets, or a combination of the above. As a result, our ability to achieve profitability or to respond to competitive pressures would be significantly limited and may have a material adverse effect on our business, results of operations, financial condition and/or our ability to fund our scheduled obligations on a timely basis or at all.

If we or our counterparties do not comply with the terms of our settlement agreement with Medytox, we may face litigation or lose our ability to market and sell Jeuveau®, which would materially and adversely affect our ability to carry out our business and our financial condition and ability to continue as a going concern.

Effective February 18, 2021, we entered into a Settlement and License Agreement with Medytox which we refer to as the Medytox Settlement Agreement.

Under the Medytox Settlement Agreement we obtained (i) a license to commercialize, manufacture and to have manufactured for us certain products identified in the Medytox Settlement Agreements, including Jeuveau® (the "Licensed Products"), in the United States and other territories where we license Jeuveau®, (ii) the dismissal of outstanding litigation against us, including the ITC Action, a rescission of the related remedial orders, and the dismissal of a civil case in the Superior Court of California against us, which we refer to together with any claims (including claims brought in Korean courts) with a common nexus of fact as the Medytox/Allergan Actions, and (iii) releases of claims against us for the Medytox/Allergan Actions. Going forward we are obligated to pay to Medytox a mid-single digit royalty percentage on net sales of Jeuveau® in the United States and all territories we have licensed outside the United States until September 16, 2032. In addition, under the Medytox Settlement Agreement we made certain representations and warranties and agreed to certain customary positive and negative covenants.

In the event we fail to comply with the terms of the Medytox Settlement Agreement, subject to applicable cure periods, Medytox would have the ability to terminate the Medytox Settlement Agreement and thereby cancel the licenses granted to us and re-institute litigation against us. Any litigation may result in remedies against our products, resulting in either an injunction prohibiting our sales, or with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, any of which would materially and adversely affect our ability to generate revenue from Jeuveau®, to carry out our business, and to continue as a going concern.

Additionally, if Medytox fails to comply with the terms of the Medytox Settlement Agreement and comply with the covenants and agreements under the Medytox Settlement Agreement, it could materially and adversely affect our ability to generate revenue from Jeuveau®, to carry out our business, and to continue as a going concern. For example, as required by the Medytox Settlement Agreement, in February 2021 Medytox filed a document with the Korean court that its litigation with Daewoong would not affect Evolus' right to have Jeuveau® manufactured by Daewoong or exported to Evolus. If Medytox were to breach the Medytox Settlement Agreement and rescind this filing and the Korean court issued a ruling against Daewoong, our supply of Jeuveau® could be hindered. We would also be required to engage in costly and time-consuming litigation in order to enforce our rights under the Medytox Settlement Agreement.

The terms of the Medytox Settlement Agreement will reduce our profitability until the royalty obligations expire, and may affect the extent of any discounts we may offer to our customers.

As a result of the royalty payments that we are required to pay under the Medytox Settlement Agreement, our profitability has and will be adversely impacted for the period that we are required to pay royalties. We may be able to offset a portion of the loss of profitability by decreasing any discount to customers on Jeuveau® as compared to discounts we provided to customers prior to the Medytox Settlement Agreement. If we reduce discounts for any customers, their volume of purchases may decrease which would have a material and adverse effect on our business and results of operations.

We are subject to risks associated with a public health crisis, including the COVID-19 pandemic and other outbreaks of contagious diseases.

We are subject to risks associated with public health crises, including relating to the COVID-19 pandemic. The COVID-19 pandemic had, and may continue to have, a material adverse effects on our business, financial condition, results of operations and cash flows. Other public health crises, including any future outbreaks of contagious diseases, could have a similar material adverse effect on our business. Financial and operational impacts that we experienced in connection with the COVID-19 pandemic, and may experience as a result of future COVID-19 outbreaks or other public health crises, include:

- a decline in the rates of elective procedures;

- difficulties in enrolling patients in clinical programs;

- changes in the availability of our key personnel;

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- temporary closures of our facilities or the facilities of our business partners, customers, third party service providers or other vendors;

- interruptions to our supply chain and distribution channels; and

- downstream economic effects, including disruptions capital or financial markets, increased inflation and rising interest rates.

Depending on the severity of the financial and operational impacts, our business, financial condition, and results of operations may be materially adversely impacted. The extent to which any future public health crises may impact our business, results of operations, and financial condition depends on many factors which are highly uncertain and are difficult to predict. These factors include, but are not limited to, the duration and spread of any outbreak, its severity, the actions to contain or address the impact of the outbreak, the timing, distribution, and efficacy of vaccines and other treatments, United States and foreign government actions to respond to possible reductions in global economic activity, and how quickly and to what extent normal economic and operating conditions can resume.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Because we do not expect Jeuveau® for the treatment of glabellar lines to be reimbursed by any government or third-party payor, our only product is and will continue to be paid for directly by the consumer. Demand for Jeuveau® is accordingly tied to the discretionary spending levels of our targeted consumer population. A severe or prolonged economic downturn or inflation in consumer prices, as we are currently experiencing, could result in a variety of risks to our business, including a decline in the discretionary spending of our target consumer population, which could lead to a weakened demand for Jeuveau® or any future product candidates. A severe or prolonged economic downturn may also affect our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our products. Inflation in the markets we serve could similarly impact our revenues, as consumer spending power could decline. Any of the foregoing could harm our business.

In addition, our business strategy was developed based on a number of important assumptions about the self-pay healthcare market. For example, we believe that the number of self-pay healthcare procedures will increase in the future. However, these trends are uncertain and limited sources exist to obtain reliable market data. Therefore, sales of Jeuveau® or any of our future product candidates could differ materially from our projections if our assumptions are incorrect.

Jeuveau® faces, and any of our future product candidates will face, significant competition and our failure to effectively compete may prevent us from achieving significant market penetration and expansion.

Jeuveau® is approved for use in facial aesthetic medicine. The facial aesthetic market is highly competitive and dynamic and is characterized by rapid and substantial technological development and product innovations. We have received regulatory approval of Jeuveau® for the treatment of glabellar lines and launched commercially in the United States, Great Britain, Germany and Austria and through a distribution partner in Canada. We anticipate that Jeuveau® will face significant competition from other facial aesthetic products, such as other injectable and topical botulinum toxins and dermal fillers. Jeuveau® may also compete with unapproved and off-label treatments. Many of our potential competitors, including Allergan, and now AbbVie Inc., which acquired Allergan, who first launched BOTOX for cosmetic uses in 2002 and has since maintained the highest market share position in the aesthetic neurotoxin market with its BOTOX product, are large, experienced companies that enjoy significant competitive advantages, such as substantially greater financial resources enabling them to, among other things, market and discount aggressively. Competitors may also have greater brand recognition for their products, larger sales forces and larger aesthetic product portfolios allowing the companies to bundle products to provide customers more choices and to further discount their products. Additionally, our competitors have greater existing market share in the aesthetic neurotoxin product market and long-standing customer loyalty programs and sales contracts with large customers which creates established business and financial relationships with customers, aesthetic societies and universities.

These competitors may also try to compete with Jeuveau® on price both directly, through rebates and promotional programs to high volume physicians and coupons to consumers, and indirectly, through attractive product bundling with complimentary products, such as dermal fillers that offer convenience and an effectively lower price compared to the total price of purchasing each product separately. These companies may also seek to compete based on their longer operating history. Larger companies may be better capitalized than us and, accordingly, are able to offer greater customer loyalty benefits to encourage repeat use of their products and finance a sustained global advertising campaign to compete with our commercialization efforts at launch. A number of our larger competitors also have access to a significant number of studies and publications that they could use to compete with us.

In the long term, we expect to expand our focus to the broader self-pay healthcare market. Competitors and other parties may seek to impact regulatory approval of our future product applications through the filing of citizen petitions or other similar documents, which could require costly and time-consuming responses to the regulatory agencies. Larger competitors could seek to prevent or delay our commercialization efforts via costly litigation which can be lengthy and expensive and serve to distract our management team's attention. We could face competition from other sources as well, including academic institutions, governmental agencies and public and private research institutions. In addition, we are aware of other companies also developing and/or marketing products in one or more of our target markets, including competing injectable botulinum toxin type A formulations that are currently in Phase III clinical development in North America for the treatment of glabellar lines. For example, Revance Therapeutics, Inc. obtained approval for an injectable botulinum toxin type A neurotoxin on September 8, 2022, called "Daxxify." Additionally, Hugel Inc., submitted a BLA to the FDA for an injectable botulinum toxin type A neurotoxin and received a Complete Response Letter from the FDA in March 2022. With the approval of Revance Therapeutic's BLA and the potential approval of Hugel, Inc.'s BLA, we expect the competition in the U.S. injectable botulinum toxin market to further increase. We would face similar risks with respect to any future product candidates that we may seek to develop or commercialize in the broader self-pay healthcare market. Successful competitors in that market have the ability to effectively discover, obtain patents, develop, test and obtain regulatory approvals for products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical staff.

Our strategy of competing in the aesthetic neurotoxin market is dependent on the marketing and pricing flexibility that we believe is afforded to a company with a portfolio limited to self-pay healthcare, comprised of products and procedures that are not reimbursed by third-party payors. In the event that regulations applicable to reimbursed products are changed to apply to self-pay healthcare products, we would no longer have this flexibility and we may not be able to compete as effectively with our competitors which may have a material effect on our business, financial condition and results of operations. Additionally, as a result of the royalty payments that we are required to pay under the Medytox Settlement Agreement, we may not be able to discount Jeuveau® to the extent that we previously provided discounts to customers without impacting our gross profit margins. If we increase prices for any customers, their volume of purchases may decrease which would have a material and adverse effect on our business and results of operations.

In addition, competitors may develop new technologies within the aesthetic market that may be superior in safety and efficacy to Jeuveau® or offer alternatives to the use of toxins, including surgical and radio frequency techniques. To compete successfully in the aesthetic market, we will have to demonstrate that Jeuveau® is at least as safe and effective as current products sold by our competitors. Competition in the aesthetic market could result in price-cutting and reduced profit margins, any of which would harm our business, financial condition and results of operations.

Due to less stringent regulatory requirements, there are many more aesthetic products and procedures available for use in international markets than are approved for use in the United States. There are also fewer limitations on the claims that our competitors in international markets can make about the effectiveness of their products and the manner in which they can market them. As a result, we expect to face more competition in these markets than in the United States.

Our commercial opportunity could also be reduced or eliminated if our competitors develop and commercialize products that are safer, are more effective, have fewer or less severe side effects, are more convenient or are less expensive than Jeuveau® or any other product that we may develop. Our competitors also may obtain FDA or other regulatory approval for these products more rapidly than we may obtain approval for our products, which could result in our competitors establishing a strong market position before we are able to enter the market, which may create additional barriers to successfully commercializing Jeuveau® and any future product candidates and attracting physician and consumer demand.

Jeuveau® may fail to achieve the broad degree of physician adoption and use or consumer demand necessary for continued commercial success.

Jeuveau® may fail to gain sufficient market acceptance by physicians, consumers and others in the medical aesthetics community to continue to grow our net revenues. The continued commercial success of Jeuveau® and any future product candidates, including a proposed higher strength dose of Jeuveau®, will depend significantly on the broad adoption and use of the resulting product by physicians for approved indications, including, in the case of Jeuveau®, the treatment of glabellar lines and other aesthetic indications that we may seek to pursue. We are aware that other companies are seeking to develop alternative products and treatments, any of which could impact the demand for Jeuveau®.

The degree and rate of physician adoption of Jeuveau® and any future product candidates depend on a number of factors, including the cost, profitability to our customers, consumer demand, characteristics and effectiveness of the product. Our success will also depend our ability to create compelling marketing programs, training of our customers and ability to overcome any biases physicians or consumers may have toward the use, safety and efficacy of existing products over Jeuveau®. Moreover, our competitors may utilize negative selling efforts or offer more compelling marketing or discounting programs than we are able to offer, including by bundling multiple aesthetic products to provide a more comprehensive offering than we can as Jeuveau® is currently our sole product.

In addition, in its clinical trials, Jeuveau® was clinically tested and compared to BOTOX. Jeuveau® is the only known neurotoxin product in the United States with a 900 kDa complex other than BOTOX. We believe that aesthetic physicians' familiarity with the 900 kDa complex's handling, preparation and dosing will more easily facilitate incorporation of Jeuveau® into their practices. However, the ease of integration of Jeuveau® into a physician's practice may not be as seamless as we anticipate.

With respect to consumer demand, the treatment of glabellar lines with Jeuveau® is an elective procedure, the cost of which must be borne by the consumer, and we do not expect costs related to the treatment to be reimbursable through any third-party payor, such as Medicaid, Medicare or commercial insurance. The decision by a consumer to undergo treatment with Jeuveau® for the treatment of glabellar lines or other aesthetic indications that we may pursue may be influenced by a number of factors, including the cost, efficacy, safety, perception, marketing programs for, and physician recommendations of Jeuveau® versus competitive products or procedures. Moreover, consumer demand may fluctuate over time as a result of consumer sentiment about the benefits and risks of aesthetic procedures generally and Jeuveau® in particular, changes in demographics and social trends, rising inflation and general consumer confidence and consumer discretionary spending, which may be impacted by the COVID-19 outbreak, economic and political conditions.

If Jeuveau® or any future product candidates fail to achieve the broad degree of physician adoption necessary for commercial success or the requisite consumer demand, our operating results and financial condition will be adversely affected, which may delay, prevent or limit our ability to generate revenue and continue our business.

Our ability to market Jeuveau® is limited to use for the treatment of glabellar lines, and if we want to expand the indications for which we market Jeuveau®, we will need to obtain additional regulatory approvals, which will be expensive and may not be granted.

We have received regulatory approval for Jeuveau® in the United States for the treatment of moderate to severe glabellar lines. The terms of that approval restrict our ability to market or advertise Jeuveau® for other indications, which could limit physician and consumer adoption. Under the U.S. Federal Food Drug and Cosmetic Act, we may generally only market Jeuveau® for approved indications. Many of our competitors have received approval of multiple aesthetic and therapeutic indications for their neurotoxin products and may be able to market such products for use in a way we cannot. For example, we are aware that one of our competitors, Allergan (now AbbVie), has obtained and plans to obtain additional indications for its neurotoxin product within medical aesthetics and, therefore, is able to market its product across a greater number of indications than Jeuveau®. If we are unable to obtain approval for indications in addition to our approval for glabellar lines, our marketing efforts for Jeuveau® will be severely limited. As a result, we may not generate physician and consumer demand or approval of Jeuveau®.

We rely on our digital technology and applications and our business and operations would suffer in the event of computer system failures or breach.

We are reliant on our digital technology, including our Evolus Practice App, which allows customers to open a new account, order Jeuveau®, pay invoices and engage with our customer experience team and medical affairs representatives. In the event that our digital technology is unable to function in the manner it was designed or at all, we would experience difficulty processing customer orders and requests in a timely manner or at all which would have a material adverse effect on our business, results of operations and financial condition.

The systems underlying our digital technology may not be adequately designed or may not operate with the reliability and redundancy necessary to avoid performance delays or outages that could be harmful to our business. If our digital technology is unavailable when customers attempt to access them, or if they do not load as quickly as expected, users may not use our technology as often in the future, or at all, and our ability to sell Jeuveau® through a more limited sales force may be disrupted and we may not realize the efficiencies of leveraging our digital technology, any of which could adversely affect our business and financial performance. As the number of users of our digital technology continues to grow we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our needs. It is possible that we may fail to continue to effectively scale and grow our technical infrastructure to accommodate these increased demands, which may adversely affect our customers' experience with our digital technology which may decrease our revenue and harm our results of operations.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to disruption or damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyberattacks or cyber intrusions, insider threats, persons who access our systems in an unauthorized manner, or inadvertent misconfiguration of our systems. The risk of a security incident or system disruption, particularly through cyberattacks or cyber intrusions, including by computer hackers, foreign governments and cybercriminals, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Interruptions in our operations caused by such an event could result in a material disruption of our current or future product development programs. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, government files or penalties and other harm to our business and our competitive position. Interruptions in our operations caused by such an event could also result in a material disruption in our relationship with our customers. For example, if our Evolus Practice App were rendered inoperable, we would have to process orders by telephone or otherwise which may result in slower processing times and harm to our reputation.

Moreover, a computer security incident that affects our systems or results in the unauthorized access to financial information, personally identifiable information (PII), customer information or data, including credit card transaction data or other sensitive information, could materially damage our reputation. In addition, such a security incident may require notification to governmental agencies, the media or individuals pursuant to various international, federal and state privacy and security laws, including the General Data Protection Regulation (GDPR), the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Clinical Health Act of 2009, and its implementing rules and regulations, as well as regulations promulgated by the Federal Trade Commission and state breach notification laws. Additionally, the regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve and a number of states have adopted laws and regulations that may affect our privacy and data security practices regarding the use, disclosure and protection of PII. For example, the California Consumer Privacy Act, among other things, has created new individual privacy rights and imposes increased obligations on companies handling PII. In the event of a security incident, we would also be exposed to the risk of litigation and potential liability, which could materially adversely affect our business, results of operations and financial condition. Our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related security incidents.

Jeuveau® or any other product candidate for which we seek approval as a biologic may face competition sooner than anticipated.

With the enactment of the Biologics Price Competition and Innovation Act of 2009, or the BPCI Act, as part of the Patient Protection and Affordable Care Act, an abbreviated pathway for the approval of biosimilar or interchangeable biological products was created. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics. Under the BPCI Act, an application for a biosimilar product cannot be approved by the FDA until twelve years after the original branded product was approved under a Biologics License Application, or BLA. The law is complex and is still being interpreted and implemented by the FDA. For example, one company has filed a Citizen Petition requesting that the FDA not apply the BPCI Act to pre-enactment BLAs. As a result, its ultimate impact, implementation and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement the BPCI Act may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

We believe that Jeuveau® should qualify for the twelve-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider any of our product candidates to be a reference product for competing products, potentially creating the opportunity for competition sooner than anticipated. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear and will depend on a number of marketplace and regulatory factors that are still developing.

If we are found to have improperly promoted off-label uses, or if physicians misuse our products or use our products off-label, we may become subject to prohibitions on the sale or marketing of our products, significant fines, penalties, sanctions, or product liability claims, and our image and reputation within the industry and marketplace could be harmed.

The FDA and other regulatory agencies strictly regulate the marketing and promotional claims that are made about pharmaceutical products, such as Jeuveau®. In particular, a product may not be promoted for uses or indications that are not approved by the FDA or other similar regulatory authorities as reflected in the product's approved labeling. Physicians could use Jeuveau® on their patients in a manner that is inconsistent with the approved label of the treatment of moderate to severe glabellar lines, potentially including for the treatment of other aesthetic or therapeutic indications. If we are found to have promoted such off-label uses, we may receive warning letters from and be subject to other enforcement actions by the FDA, the European Medicines Agency, or EMA, and other regulatory agencies, and become subject to significant liability, which would materially harm our business. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would materially harm our business. In addition, management's attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged. The FDA has also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed in order to resolve FDA enforcement actions. If we are deemed by the FDA to have engaged in the promotion of our products for off-label use, we could be subject to FDA prohibitions or other restrictions on the sale or marketing of our products and other operations or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry. In addition, regulatory authorities outside the United States may impose similar fines, penalties or sanctions.

Physicians may also misuse Jeuveau® or any future product candidates or use improper techniques, potentially leading to adverse results, side effects or injury, which may lead to product liability claims. If Jeuveau® or any future product candidates are misused or used with improper techniques or are determined to cause or contribute to consumer harm, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management's attention from our core business, be expensive to defend, result in sizable damage awards against us that may not be covered by insurance and subject us to negative publicity resulting in reduced sales of our products. Furthermore, the use of Jeuveau® or any future product candidates for indications other than those cleared by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and consumers. Any of these events could harm our business and results of operations and cause our stock price to decline.

Jeuveau® or any of our future product candidates may cause serious or undesirable side effects or possess other unexpected properties that could delay or prevent their regulatory approval, limit the commercial profile of approved labeling, result in post-approval regulatory action or in product liability lawsuits.

Unforeseen side effects from Jeuveau® or our future product candidates could arise either during clinical development or after marketing such product. Undesirable side effects caused by product candidates could cause us or regulatory authorities to interrupt, modify, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or similar regulatory authorities. Results of clinical trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, trials could be suspended or terminated and the FDA, the EMA or similar regulatory authorities could order us to cease further development of or deny approval of product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in product liability claims. Any of these occurrences may harm our business, financial condition, operating results and prospects.

Additionally, if we or others identify undesirable side effects, or other previously unknown problems, caused by Jeuveau®, or any of our future product candidates, after obtaining regulatory approval in the United States or other jurisdictions, a number of potentially negative consequences could result, including regulatory authorities withdrawing approval or limiting the marketing of our products, requiring a recall of the product, requiring additional warnings on our product labeling or medication guides or instituting Risk Evaluation and Mitigation Strategies, or REMS. In order to mitigate these risks, regulatory authorities may require additional costly clinical trials or costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. As a result of any of these actions our sales of the product may decrease significantly, we may be required to expend material amounts to comply with any requirements of the regulatory authorities, we could be sued in a product liability lawsuit and held liable for harm caused to patients, and our brand and reputation may suffer.

We face an inherent risk of product liability as a result of the commercialization of Jeuveau® and any of our future product candidates. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted against us under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even a successful defense would require significant financial and management resources and result in decreased demand for Jeuveau® or any future product candidates or products we may develop, termination of clinical trial sites or entire trial programs, injury to our reputation and significant negative media attention, withdrawal of clinical trial participants or cancellation of clinical trials and significant costs and diversion management's time to defend the related litigation.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of Jeuveau® or any future products that we develop. We currently carry product liability insurance covering our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.

Any of the above events could prevent us from achieving or maintaining market acceptance of the affected product, negatively impact our revenues and could substantially increase the costs of commercializing our products. The demand for Jeuveau® could also be negatively impacted by any adverse effects of a competitor's product or treatment.

Our failure to successfully in-license, acquire, develop and market additional product candidates or approved products would impair our ability to grow our business.

Although most of our effort is focused on the commercialization of Jeuveau®, a key element of our long-term strategy is to in-license, acquire, develop, market and commercialize a portfolio of products to serve the self-pay aesthetic market. Jeuveau® is currently our sole product. Our competitors are currently able to bundle multiple aesthetic products to provide a more comprehensive offering than we can as a single product company. Because our internal research and development capabilities are limited, we may be dependent upon pharmaceutical and other companies, academic scientists and other researchers to sell or license products or technology to us. The success of this strategy depends partly upon our ability to identify and select promising aesthetic product candidates and products, negotiate licensing or acquisition agreements with their current owners and finance these arrangements.

The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing, sales and other resources, may compete with us for the license or acquisition of product candidates and approved products. We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into our current infrastructure. Moreover, we may devote resources to potential acquisitions or licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts. We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all.

Further, any product candidates that we acquire may require additional development efforts prior to commercial sale, including preclinical or clinical testing and approval by the FDA, the EMA and other similar regulatory authorities. All product candidates are prone to risks of failure during product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, any approved products that we acquire may not be manufactured or sold profitably or achieve market acceptance.

We may need to increase the size of our organization, including our sales and marketing capabilities, in order to further market and sell Jeuveau® and we may experience difficulties in managing this growth.

As of December 31, 2022, we had 215 employees, all of whom were full-time employees. Our management and personnel, systems and facilities currently in place may not be adequate to support future growth. Our need to effectively execute our growth strategy requires that we identify, recruit, retain, incentivize and integrate any additional employees to effectively manage any future clinical trials, manage our internal development efforts effectively while carrying out our contractual obligations to third parties, and continue to improve our operational, financial and management controls, reporting systems and procedures.

We face risks in building and managing a sales organization whether internally or by utilizing third parties, including our ability to retain and incentivize qualified individuals, provide adequate training to sales and marketing personnel, generate sufficient sales leads, effectively manage a geographically dispersed sales and marketing team, adequately provide complementary products to be offered by sales personnel, which may otherwise put us at a competitive disadvantage relative to companies with more extensive product lines, and handle any unforeseen costs and expenses. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products.

Due to our limited financial resources and our limited experience in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our development and strategic objectives or disrupt our operations.

Our business may be materially adversely affected by the impact of the ongoing military conflict between Russia and Ukraine on the global economy and capital markets and other geopolitical tensions may also adversely affect our business.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has led to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions, which could continue.

Additionally, the recent military conflict in Ukraine has led to the imposition of sanctions and other penalties by the U.S., EU and other countries against Russia. Russian military actions and the resulting sanctions have adversely affected the global economy and financial markets and could lead to further instability and lack of liquidity in capital markets, which could make it more difficult for us to obtain additional funds at terms favorable to us, or at all.

Although our business has not been materially impacted by the ongoing military conflict between Russia and Ukraine, it is impossible to predict the extent to which our operations, or those of our suppliers and manufacturers, will be impacted in the short and long term, or the ways in which the conflict may impact our business. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

Our international operations will expose us to risks, and failure to manage these risks may adversely affect our operating results and financial condition.

We currently have operations in the United States, Canada, and Europe, having launched in Great Britain in the third quarter of 2022 and in Germany and Austria in February 2023. International operations are subject to a number of inherent risks, and our future results could be adversely affected by a number of factors, including differences in demand for our products due to local requirements or preferences, the difficulty of hiring and managing employees with cultural and geographic differences and the costs of complying with differing regulatory requirements. Additionally, we may experience difficulties and increased costs due to differences in laws related to enforcing contracts, protecting intellectual property, taxes, tariffs and export regulations. The current conflict between Ukraine and Russia may also impact European economies and consumer discretionary spending negatively. We do not have significant international operations in Russia, Ukraine, or the surrounding regions that have been impacted by the conflict directly.

Our international operations will also subject us to risks related to multiple, conflicting and changing laws and regulations such as privacy regulations, including the GDPR, tax laws, export and import restrictions, employment laws, immigration laws, labor laws, regulatory requirements and other governmental approvals, permits and licenses. Additionally, we will face heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements. These and other factors could harm our ability to gain future revenue and, consequently, materially impact our business, operating results and financial condition.

Fluctuations in currency exchange rates may negatively affect our financial condition and results of operations.

Exchange rate fluctuations may affect the costs that we incur in our operations. The main currencies to which we are exposed to such fluctuations are the British pound and the EU euro. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from foreign operations reported in our consolidated financial statements, and an appreciation of these currencies will result in a corresponding increase in such amounts. The cost of certain items, such as raw materials, manufacturing, employee salaries and transportation and freight, required by our operations may be affected by changes in the value of the relevant currencies. To the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively affect our business. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on our business, financial condition and results of operations.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to market and sell Jeuveau® successfully, or any future products we develop.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management. We believe that our future success is highly dependent upon the contributions of our senior management, particularly David Moatazedi, our President, Chief Executive Officer and member of our board of directors, Sandra Beaver, our Chief Financial Officer, and Rui Avelar, our Chief Medical Officer and Head of R&D, as well as other members of our senior management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of Jeuveau® or any future products we develop.

In addition, we could experience difficulties attracting and retaining qualified employees in the future. For example, competition for qualified personnel in the pharmaceuticals and medical aesthetic field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information or that their former employers own their research output.

Our strategy of focusing exclusively on the self-pay healthcare market may limit our ability to increase sales or achieve profitability.

Our strategy is to focus exclusively on the self-pay healthcare market. This focus may limit our ability to increase sales or achieve profitability. For example, to maintain our business model, we have chosen not to offer products or services available in the broader healthcare market that are reimbursed by third-party payors such as Medicare, Medicaid or commercial insurance. This eliminates our ability to offer a substantial number of products and indications for Jeuveau®.

For example, under the Daewoong Agreement our rights to market and sell Jeuveau® are limited to cosmetic indications. Daewoong has subsequently licensed the rights to the therapeutic indications to a third party. As a result, we do not have the ability to expand the permitted uses of botulinum toxin products for therapeutic indications.

Jeuveau® is the only U.S. neurotoxin without a therapeutic indication, although other companies may seek to develop a similar product in the future. We believe pursuing an aesthetic-only non-reimbursed product strategy allows for meaningful strategic advantages in the United States, including pricing and marketing flexibility. However, physicians may choose to not pass any cost benefits received by them due to such pricing flexibility to their patients. In addition, companies offering aesthetic products competitive to Jeuveau®, whether they pursue an aesthetic-only non-reimbursed product strategy or not, may nonetheless try to compete with Jeuveau® on price both directly through rebates, promotional programs and coupons and indirectly through attractive product bundling and customer loyalty programs. Our business, financial results and future prospects will be materially harmed if we cannot generate sufficient consumer demand for Jeuveau®.

Our business involves the use of hazardous materials, and we and our third-party manufacturer and supplier must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development and manufacturing activities in the future may, and Daewoong's manufacturing and supplying activities presently do, involve the controlled storage, use and disposal of hazardous materials, including botulinum toxin type A, a key component of Jeuveau®, and other hazardous compounds. We and Daewoong are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at Daewoong's facilities pending their use and disposal. We and Daewoong cannot eliminate the risk of contamination, which could cause an interruption of Daewoong's manufacturing processes, our commercialization efforts, business operations and environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by Daewoong for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, this may not eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources, and state or federal or other applicable authorities may curtail our use of certain materials and interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent.

We may use third-party collaborators to help us develop, validate or commercialize any new products, and our ability to commercialize such products could be impaired or delayed if these collaborations are unsuccessful.

We may license or selectively pursue strategic collaborations for the development, validation and commercialization of Jeuveau® and any future product candidates, such as the Collaboration Agreement entered into in June 2022. In any third-party collaboration, we would be dependent upon the success of the collaborators in performing their responsibilities and their continued cooperation. Our collaborators may not cooperate with us or perform their obligations under our agreements with them. Our collaborators may choose to pursue alternative technologies in preference to those being developed in collaboration with us. The development, validation and commercialization of our product candidates will be delayed if collaborators fail to conduct their responsibilities in a timely manner or in accordance with applicable regulatory requirements or if they breach or terminate their collaboration agreements with us. Disputes with our collaborators could also impair our reputation or result in development delays, decreased revenues and litigation expenses.

In addition, we may face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to consumers, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. Collaborations are complex and time-consuming to negotiate and document.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate revenue.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and we may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. As of December 31, 2022, we had $318.8 million of federal NOLs and $214.3 million of state NOLs available to offset our future taxable income, if any. As of December 31, 2022, we had federal research and development credit carryforwards of $2.9 million. These federal and state NOLs and federal research and development tax credit carryforwards expire at various dates beginning in 2034. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

The planned discontinuation of LIBOR could have an adverse impact on operations.

As of December 31, 2022, we had $71.9 million of outstanding indebtedness that bears interest at a floating rate using London Interbank Offered Rate ("LIBOR") as the applicable reference rate. LIBOR, the London interbank offered rate, is the interest rate benchmark used as a reference rate on our variable rate debt, including our Credit Facility. On March 5, 2021, LIBOR's regulator, the Financial Conduct Authority and administrator, ICE Benchmark Administration, announced that the publication of one-week and two-month USD LIBOR maturities and the non-USD LIBOR maturities will cease immediately after December 31, 2021, with the publication of overnight, one-, three-, six-, and 12-month USD LIBOR ceasing immediately after June 30, 2023. On March 15, 2022, the Adjustable Interest Rate (LIBOR) Act (the "LIBOR ACT") was signed into law. Under the LIBOR Act, the Board of Governors of the Federal Reserve System is directed to select the Secured Overnight Financing Rate ("SOFR"), published by the Federal Reserve Bank of New York, as the replacement rate for contracts that reference LIBOR as a benchmark rate and that do not contain either a specified replacement rate or a replacement mechanism after USD LIBOR ceases publication. In addition, recent New York state legislation effectively codified the use of SOFR as the alternative to LIBOR in the absence of another chosen replacement rate, which may affect contracts governed by New York state law.

SOFR is calculated differently from LIBOR and the inherent differences between LIBOR and SOFR or any other alternative benchmark rate gives rise to many uncertainties, including the need to amend existing debt instruments and the need to choose alternative reference rates in new contracts. Furthermore, uncertainty regarding whether or when SOFR or other alternative reference rates will be widely accepted by lenders as the replacement for LIBOR may impact the liquidity of the SOFR loan market, and SOFR itself. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates, and SOFR over time may bear little or no relation to the historical actual or historical indicative data. It is possible that the volatility of and uncertainty around SOFR as a LIBOR replacement rate and the applicable credit adjustment would result in higher borrowing costs for us, and would adversely affect our liquidity, financial condition, and earnings. The consequences of these developments with respect to LIBOR cannot be entirely predicted and span multiple future periods but could result in an increase in the cost of our variable rate debt which may negatively impact our financial results.

Risks Related to Our Relationship with Daewoong

We rely on the license and supply agreement, the Daewoong Agreement, with Daewoong to provide us exclusive rights to distribute Jeuveau® in certain territories. Any termination or loss of significant rights, including exclusivity, under the Daewoong Agreement would materially and adversely affect our development or commercialization of Jeuveau®.

Pursuant to the Daewoong Agreement, as it has been amended from time to time, we have secured an exclusive license from Daewoong, a South Korean pharmaceutical manufacturer, to import, distribute, promote, market, develop, offer for sale and otherwise commercialize and exploit Jeuveau® for aesthetic indications in the United States, EU, United Kingdom, members of the European Economic Area, Switzerland, Canada, Australia, certain members of the Commonwealth of Independent States, and South Africa, as well as co-exclusive distribution rights with Daewoong in Japan. The Daewoong Agreement imposes on us obligations relating to exclusivity, territorial rights, development, commercialization, funding, payment, diligence, sublicensing, intellectual property protection and other matters. We are obligated to conduct development activities, obtain regulatory approval of Jeuveau® and obtain from Daewoong all of our product supply requirements for Jeuveau®. In addition, under the Daewoong Agreement, we are required to submit our commercialization plan to a joint steering committee, or JSC, comprised of an equal number of development and commercial representatives from Daewoong and us, for review and input. Although the Daewoong Agreement provides us with final decision-making power regarding the marketing, promotion, sale and/or distribution of Jeuveau®, any disagreement among the JSC would be referred to Daewoong's and our respective senior management for resolution if the JSC is unable to reach a decision within thirty days, which may result in a delay in our ability to implement our commercialization plan or harm our working relationship with Daewoong. If we fail to achieve minimum annual purchase targets of Jeuveau® under the Daewoong Agreement, Daewoong may, at its sole option, elect to convert the exclusive license to a non-exclusive license. In light of the COVID-19 outbreak, any potential decline in consumer discretionary spending and the potential loss of our ability to discount the product to levels previously provided as a result of the Medytox Settlement Agreement, it may become more difficult for us to achieve the minimum annual purchase targets for Jeuveau® which may result in the license being converted to a non-exclusive license.

The initial term of the Daewoong Agreement will expire on September 30, 2023 in any of the aforementioned territories. The Daewoong Agreement will renew for unlimited additional three-year terms after the expiration of the initial term, only if we meet certain performance requirements during the initial term or preceding renewal term, as applicable. We or Daewoong may terminate the Daewoong Agreement if the other party breaches any of its duties or obligations and such breach continues without cure for ninety days, or thirty days in the case of a payment breach, or if we declare bankruptcy or assign our business for the benefit of creditors.

If we breach any material obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages to Daewoong and Daewoong may have the right to terminate our license. In addition, if any of the regulatory milestones or other cash payments become due under the terms of the Daewoong Agreement, we may not have sufficient funds available to meet our obligations, which would allow Daewoong to terminate the Daewoong Agreement. Any termination or loss of rights, including exclusivity, under the Daewoong Agreement would materially and adversely affect our ability to market and sell Jeuveau®, which in turn would have a material adverse effect on our business, operating results and prospects. If we were to lose our rights under the Daewoong Agreement, we believe it would be difficult for us to find an alternative supplier of a botulinum toxin type A complex. In addition, to the extent the alternative supplier has not secured regulatory approvals in a jurisdiction, we would have to expend significant resources to obtain regulatory approvals that may never be obtained or require several years to obtain, which could significantly delay commercialization. We may be unable to raise additional capital to fund our operations during this extended time on terms acceptable to us or at all. Additionally, if we experience delays as a result of a dispute with Daewoong, the demand for Jeuveau® could be materially and adversely affected.

We currently rely solely on Daewoong to manufacture Jeuveau®, and as such, any production or other problems with Daewoong could adversely affect us.

We depend solely upon Daewoong for the manufacturing of Jeuveau®. Although alternative sources of supply may exist, the number of third-party suppliers with the necessary manufacturing and regulatory expertise and facilities is limited, and it could be expensive and take a significant amount of time to arrange for and qualify alternative suppliers, which could have a material adverse effect on our business. Suppliers of any new product candidate would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing the product candidate. Obtaining the necessary FDA approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third-party intellectual property rights could result in a significant interruption of supply and could require the new manufacturer to bear significant additional costs which may be passed on to us.

In addition, our reliance on Daewoong entails additional risks, including reliance on Daewoong for regulatory compliance and quality assurance, the possible breach of the Daewoong Agreement by Daewoong, and the possible termination or nonrenewal of the Daewoong Agreement at a time that is costly or inconvenient for us. Our failure, or the failure of Daewoong, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of Jeuveau®. Our dependence on Daewoong also subjects us to all of the risks related to Daewoong's business, which are all generally beyond our control. Daewoong's ability to perform its obligations under the Daewoong Agreement is dependent on Daewoong's operational and financial health, which could be negatively impacted by several factors, including changes in the economic, political and legislative conditions in South Korea and the broader region in general and the ability of Daewoong to continue to successfully attract customers and compete in its market. Furthermore, Daewoong's recently constructed manufacturing facility is Daewoong's only facility meeting FDA and EMA, current Good Manufacturing Requirements, or cGMPs. Daewoong's lack of familiarity with, or inability to effectively operate, the facility and produce products of consistent quality, may harm our ability to compete in our market.

Additionally, although we are ultimately responsible for ensuring compliance with regulatory requirements such as cGMPs, we are dependent on Daewoong for day-to-day compliance with cGMP for production of drug substance and finished products. Facilities used by Daewoong to produce the drug substance and materials or finished products for commercial sale must pass inspection and be approved by the FDA and other relevant regulatory authorities. If the safety of Jeuveau® is compromised due to a failure to adhere to applicable laws or for other reasons, we may not be able to successfully commercialize our product and we may be held liable for injuries sustained as a result. In addition, the manufacturing facilities of certain of our suppliers are located outside of the United States. This may give rise to difficulties in importing our product into the United States or other countries as a result of, among other things, regulatory agency approval requirements, taxes, tariffs, local import requirements such as import duties or inspections, incomplete or inaccurate import documentation or defective packaging. Any of these factors could adversely impact our ability to effectively market and sell Jeuveau®.

Any failure or refusal by Daewoong or any other third party to supply Jeuveau® or any other product candidates or products that we may develop could delay, prevent or impair our clinical development or commercialization efforts.

Moreover, Daewoong developed the manufacturing process for Jeuveau® and manufactures Jeuveau® in a recently constructed facility located in South Korea. If this facility were to be damaged, destroyed or otherwise unable to operate or comply with regulatory requirements, whether due to earthquakes, fire, floods, hurricanes, storms, tornadoes, other natural disasters, public health emergencies (such as the COVID-19 outbreak) employee malfeasance, terrorist acts, power outages or otherwise, or if operations at the facility is disrupted for any other reason, such an event could jeopardize Daewoong's ability to manufacture Jeuveau® as promptly as we or our customers expect or possibly at all. If Daewoong is unable to manufacture Jeuveau® within a timeframe that meets our and our customers' expectations, our business, prospects, financial results and reputation could be materially harmed. Any disaster recovery and business continuity plans that we and Daewoong have in place or put in place may not be adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of our or Daewoong's lack of disaster recovery and business continuity plans, or the adequacy thereof, which could have a material adverse effect on our business.

We forecast the demand for commercial quantities of our products, and if our forecasts are inaccurate, we may experience delays in shipments, increased inventory costs or inventory levels, and reduced cash flow.

We purchase Jeuveau® from Daewoong. Pursuant to the Daewoong Agreement, we submit forecasts of anticipated product orders to Daewoong and may, from time to time, submit purchase orders on the basis of these forecasting requirements. Our limited historical experience may not provide us with enough data to accurately predict future demand. In addition, we expect Daewoong to manufacture its own product, Nabota, a botulinum toxin formulation, from this facility for sale in the South Korean market and other markets in which we do not have exclusive rights. If our business significantly expands, our demand for commercial products would increase and Daewoong may be unable to meet our increased demand. In addition, our product will have fixed future expiration dates. If we overestimate requirements for Jeuveau®, we will have excess inventory, which may have to be disposed of if such inventory exceeds approved expiration dates, which would result in lost revenues and increase our expenses. If we underestimate requirements for Jeuveau®, we may have inadequate inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance.

Risks Related to Intellectual Property

Third-party claims of intellectual property infringement may prevent or delay our commercialization efforts and interrupt our supply of products.

Our commercial success depends in part on our avoiding infringement of the proprietary rights of third parties. Competitors in the field of dermatology, medical aesthetic and neurotoxins have developed large portfolios of patents and patent applications in fields relating to our business. In particular, there are patents held by third parties that relate to the treatment with neurotoxin-based products for the indication we are currently marketing. There may also be patent applications that have been filed but not published that, when issued as patents, could be asserted against us. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the technology, medical device and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter-party reexamination proceedings before the U.S. Patent and Trademark Office, or USPTO. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing Jeuveau®. As the technology, medical device and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we or any of our current or future licensors, including Daewoong, are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, methods of manufacture or methods for treatment related to the use or manufacture of Jeuveau® or any future product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that Jeuveau® or any future product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of Jeuveau® or any future product candidates, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtain a license under the applicable patents or until such patents expire. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our methods of use, the holders of any such patent may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

In addition to claims of patent infringement, third parties may bring claims against us asserting misappropriation of proprietary technology or other information in the development, manufacture and commercialization of Jeuveau® or any of our future product candidates. Defense of such a claim would require dedicated time and resources, which time and resources could otherwise be used by us toward the maintenance of our own intellectual property and the development and commercialization of Jeuveau® and any of our future product candidates or by any of our current or future licensors for operational upkeep and manufacturing of our products. For example, prior to entering into the Medytox Settlement Agreement, we were a defendant in a lawsuit brought by Medytox in the Superior Court of the State of California, or the Medytox Litigation, and a respondent in an action filed by Allergan and Medytox in the U.S. International Trade Commission, each alleging, among other things, that Daewoong stole Medytox's botulinum toxin bacterial strain, or the BTX strain, that Daewoong misappropriated certain trade secrets of Medytox, including the process used to manufacture Jeuveau® (which Medytox claims is similar to its biopharmaceutical drug, Meditoxin) using the BTX strain, and that Daewoong thereby interfered with Medytox's plan to license Meditoxin to us, or the Medytox Litigation. Each of the Medytox Litigation and the ITC Action diverted the attention of our senior management and were costly, in terms of legal costs and the ultimate payments and royalties to be paid under the Medytox Settlement Agreement.

Parties making claims against us or any of our current or future licensors may request and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement, we or any of our current or future licensors may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties which may not be commercially or more available, pay royalties or redesign our infringing products or manufacturing processes, which may be impossible or require substantial time and monetary expenditure. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research, manufacture clinical trial supplies or allow commercialization of Jeuveau® or any future product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly. Similarly, third-party patents could exist that might be enforced against our products, resulting in either an injunction prohibiting our sales, or with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

If we or any of our current or future licensors, including Daewoong, are unable to maintain, obtain or protect intellectual property rights related to Jeuveau® or any of our future product candidates, we may not be able to compete effectively in our market.

We and our current licensor, Daewoong, currently rely upon a combination of trademarks, trade secret protection, confidentiality agreements and proprietary know-how. Botulinum toxin cannot be patented, as it is produced by *Clostridium botulinum*, a gram-positive, rod-shaped, anaerobic, spore-forming, motile bacterium with the ability to produce the neurotoxin botulinum. Only the manufacturing process for botulinum toxin can be patented, for which Daewoong has obtained a U.S. patent. Our trade secrets and other confidential proprietary information and those of our licensors could be disclosed or competitors could otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we or any of our current or future licensors may encounter significant problems in protecting and defending our or their intellectual property both in the United States and internationally. If we or any of our current or future licensors are unable to prevent material disclosure of the non-patented intellectual property related to Jeuveau® to third parties, we may not be able to establish or maintain a competitive advantage in our market, which could adversely affect our business.

In addition to the protection afforded by trademarks, confidentiality agreements and proprietary know-how, we may in the future rely upon in-licensed patents for any future product offerings. The strength of patents we may in-license in the technology and healthcare fields involves complex legal and scientific questions and can be uncertain. The patent applications that we may in-license may fail to result in issued patents with claims that cover any of our future product candidates in the United States or in other foreign countries, and the issued patents that we may in-license may be declared invalid or unenforceable.

We are reliant on the ability of Daewoong, as the licensor of our only product, and will be reliant on future licensors of any future product candidates, to maintain their intellectual property and protect their intellectual property against misappropriation, infringement or other violation. We may not have primary control over our future licensors' patent prosecution activities. Furthermore, we may not be allowed to comment on prosecution strategies, and patent applications may be abandoned by the patent owner without our knowledge or consent. With respect to patents that are issued to our licensors, or patents that may be issued on patent applications, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. As a licensee, we are reliant on Daewoong and our

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future licensors to defend any third-party claims. Our licensors may not defend or prosecute such actions as vigorously or in the manner that we would have if entitled to do so, and we will be subject to any judgment or settlement resulting from such actions. Also, a third-party may challenge the validity of our in-licensing transactions. Furthermore, even if they are unchallenged, any of our future in-licensed patents and patent applications may not adequately protect the licensors or our intellectual property or prevent others from designing around their or our claims.

We may become involved in lawsuits to protect or enforce our intellectual property or the patents and other intellectual property of our licensors, which could be expensive and time-consuming.

Competitors may infringe our intellectual property, including any future patents we may acquire, or the patents and other intellectual property of our licensors, including Daewoong. As a result, we or any of our current or future licensors may be required to file infringement claims to stop third-party infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or any of our current or future licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied.

An adverse determination of any litigation or other proceedings could put one or more of such patents at risk of being invalidated or interpreted narrowly. Interference, derivation or other proceedings brought at the USPTO may be necessary to determine the priority or patentability of inventions with respect to any of our future patent applications or those of our licensors or collaborators. Litigation or USPTO proceedings brought by us or any of our current or future licensors may fail or may be invoked against us or our licensors by third parties. Even if we are successful, domestic or foreign litigation or USPTO or foreign patent office proceedings may result in substantial costs and distraction to our management or the management of any of our current or future licensors, including Daewoong. We may not be able, alone or with any of our current or future licensors or collaborators, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or proceedings. In addition, during the course of this kind of litigation or proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for our common stock could be significantly harmed.

Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, or in-license needed technology or other product candidates. There could also be public announcements of the results of the hearing, motions, or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of shares of our common stock to decline.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States and in some cases may even force us to grant a compulsory license to competitors or other third parties. Consequently, we may not be able to prevent third parties from using our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it

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difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

In addition, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in domestic and foreign intellectual property laws.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position.

We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaborators, consultants, advisors and other third parties. We expect to enter into confidentiality and invention assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts within and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who were previously employed at other pharmaceutical or medical aesthetic companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees' former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. We may not be successful in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees. Any litigation or the threat thereof may adversely affect our ability to hire employees. A loss of key personnel or their work product could diminish or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, results of operations and financial condition.

We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights that are important or necessary to the development of our future product candidates. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our product candidates, in which case we would be required to obtain a license from these third parties on commercially reasonable terms, or our business could be harmed, possibly materially.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected.

Third parties may assert that we are using trademarks or trade names that are confusingly similar to their marks. If any third party were able to establish that our trademarks or trade names were infringing their marks, that third party may be able to block our ability to use the infringing trademark or trade name. In addition, if a third party were to bring such a claim, we would be required to dedicate time and resources to fight the claim, which time and resources could otherwise be used toward the maintenance of our own intellectual property.

Parties making claims against us may request and obtain injunctive or other equitable relief, which could prevent our ability to use the subject trademarks or trade names. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement. We may be required to re-brand one or more of our products, product candidates, or services offered under the infringing trademark or trade name, which may require substantial time and monetary expenditure. Third parties could claim senior rights in marks which might be enforced against our use of trademarks or trade names, resulting in either an injunction prohibiting our sales under those trademarks or trade names.

Risks Related to Government Regulation

Our business and products are subject to extensive government regulation.

We are subject to extensive, complex, costly and evolving regulation by federal and state governmental authorities in the United States, the EU, Canada and other countries, principally by the FDA, the U.S. Drug Enforcement Administration, the Centers for Disease Control and Prevention, the EMA and other similar regulatory authorities. Daewoong is also subject to extensive regulation by the FDA and the South Korean regulatory authorities as well as other regulatory authorities. Our failure to comply with all applicable regulatory requirements, or Daewoong's failure to comply with applicable regulatory requirements, including those promulgated under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, and the Controlled Substances Act, may subject us to operating restrictions and criminal prosecution, monetary penalties and other enforcement or administrative actions, including, sanctions, warnings, product seizures, recalls, fines, injunctions, suspension, revocation of approvals, or exclusion from future participation in the Medicare and Medicaid programs.

Following regulatory approval, we, and our direct and indirect suppliers, including Daewoong, remain subject to the periodic inspection of our plants and facilities, review of production processes, and testing of our products to confirm that we are in compliance with all applicable regulations. Adverse findings during regulatory inspections may result in requirements that we implement REMS programs, requirements that we complete government mandated clinical trials, and government enforcement actions including those relating to labeling, advertising, marketing and promotion, as well as regulations governing manufacturing controls.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenue will be materially impaired.

We may not obtain regulatory approval for the commercialization of any future product candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of drug and biologic products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, with regulations differing from country to country. If we, our products or the manufacturing facilities for our products fail to comply with applicable regulatory requirements, a regulatory agency may:

- impose restrictions on the marketing or manufacturing of the product, suspend or withdraw product approvals or revoke necessary licenses;

- issue warning letters, show cause notices or untitled letters describing alleged violations, which may be publicly available;

- mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

- require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

- commence criminal investigations and prosecutions;

- impose injunctions;

- impose other civil or criminal penalties;

- suspend any ongoing clinical trials;

- delay or refuse to approve pending applications or supplements to approved applications filed by us;

- refuse to permit drugs or active ingredients to be imported or exported;

- suspend or impose restrictions on operations, including costly new manufacturing requirements; or

- seize or detain products or require us to initiate a product recall.

Any of the foregoing could materially harm our business and reputation. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA, the EMA or other similar foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we and our collaborators believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA and other similar regulatory authorities. Administering product candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the FDA, the EMA or other similar regulatory authorities delaying or denying approval of a product candidate for any or all targeted indications.

Regulatory approval of a BLA or BLA supplement, marketing authorization application, or MAA, or other product approval is not guaranteed, and the approval process is expensive and may take several years. The FDA, the EMA and other regulatory authorities have substantial discretion in the approval process. Despite the time and expense expended, failure can occur at any stage, and we could encounter problems that cause us to abandon, modify or repeat clinical trials, or perform additional preclinical studies and clinical trials. The number of preclinical studies and clinical trials that will be required for the FDA, the EMA or other regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address and the regulations applicable to any particular product candidate. The FDA, the EMA and other regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including the following:

- a product candidate may not be deemed safe, effective, pure or potent;

- the data from preclinical studies and clinical trials may not be deemed sufficient;

- the FDA or other regulatory authorities might not approve our third-party manufacturers' processes or facilities;

- deficiencies in the formulation, quality control, labeling, or specifications of a product candidate or in response to citizen petitions or similar documents filed in connection with the product candidate;

- general requirements intended to address risks associated with a class of drugs, such as a new REMS requirement for neurotoxins;

- the enactment of new laws or promulgation of new regulations that change the approval requirements; or

- the FDA or other regulatory authorities may change their approval policies or adopt new regulations.

If any future product candidates fail to demonstrate safety and efficacy in clinical trials or do not gain approval, our business and results of operations will be materially and adversely harmed.

We are subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, limit or delay regulatory approval and subject us to penalties if we fail to comply with applicable regulatory requirements.

Jeuveau® and any other approved products are subject to continual regulatory review by the FDA, the EMA and other similar regulatory authorities.

Any regulatory approvals that we or our collaborators receive for any future product candidates may also be subject to limitations on the approved indications for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the product. In addition, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for Jeuveau® and any other future product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP requirements and compliance with good clinical practice, or GCP, requirements, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with Jeuveau® or any future product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things: restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls; fines, warning letters or holds on clinical trials; refusal by the FDA, the EMA or other similar regulatory authorities to approve pending applications or supplements to approved applications filed by us or our strategic collaborators or suspension or revocation of product license approvals; product seizure or detention or refusal to permit the import or export of products; and injunctions or the imposition of civil or criminal penalties.

Our ongoing regulatory requirements may also change from time to time, potentially harming or making costlier our commercialization efforts. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

If we fail to obtain regulatory approvals in foreign jurisdictions for Jeuveau® or any future product candidates, we will be unable to market our products outside of the United States.

In addition to regulations in the United States, we are and will be subject to a variety of foreign regulations governing manufacturing, clinical trials, commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing in those countries. The approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not be able to file for regulatory approvals or to do so on a timely basis, and even if we do file, we may not receive necessary approvals to commercialize our products in markets outside of the United States.

Jeuveau® or any future products may cause or contribute to adverse medical events that we are required to report to regulatory agencies and if we fail to do so, we could be subject to sanctions that would materially harm our business.

Some participants in our clinical trials have reported adverse events after being treated with Jeuveau®. If we are successful in commercializing Jeuveau® or any other product candidate, the FDA and other regulatory agency regulations require that we report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events that we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA, the EMA or other similar regulatory authorities could take action including criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or delay in approval or clearance of future products.

We may in the future be subject to various U.S. federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

While we do not expect that Jeuveau® will subject us to the various U.S. federal and most state laws intended to prevent health care fraud and abuse, we may in the future become subject to such laws. The Anti-Kickback Statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of anti-kickback and other applicable laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The federal False Claims Act, or FCA, imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. Some state law equivalents of the above federal laws, such as the Anti-Kickback Statute and FCA, apply to items or services regardless of whether the good or service was reimbursed by a government program, so called all-payor laws. These all-payor laws could apply to our sales and marketing activities even if the Anti-Kickback Statute and FCA laws are inapplicable.

If our marketing or other arrangements were determined to violate anti-kickback or related laws, including the FCA or an all-payor law, then we could be subject to penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment or the curtailment or restructuring of our operations, any of which could materially and adversely affect our ability to operate our business and our financial results.

State and federal authorities have aggressively targeted pharmaceutical companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements with pharmacies and other healthcare providers that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines, have been ordered to implement extensive corrective action plans, and have in many cases become subject to consent decrees severely restricting the manner in which they conduct their business, among other consequences. Additionally, federal and state regulators have brought criminal actions against individual employees responsible for alleged violations. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

Also, the FCPA and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our internal control policies and procedures may not protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

Legislative or regulatory healthcare reforms in the United States and other countries may make it more difficult and costly for us to obtain regulatory clearance or approval of any future product candidates and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in the U.S. Congress or other countries that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, regulations and guidance are often revised or reinterpreted by the FDA and other regulatory authorities in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future product candidates. Such changes could, among other things, require changes to manufacturing or marketing methods, changes to product labeling or promotional materials, recall, replacement, or discontinuance of one or more of our products; and additional recordkeeping.

Each of these would likely entail substantial time and cost and could materially harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition and results of operations.

Risks Related to Our Common Stock

Medytox, Alphaeon 1, LLC and Daewoong each own a significant portion of our common stock and may exert significant control over our business.

We had 56,260,570 shares of common stock issued and outstanding as of December 31, 2022. As of December 31, 2022, Medytox owned 13.0% of our outstanding shares of common stock, Alphaeon 1, LLC owned 10.8% of our outstanding shares of common stock, and Daewoong owned 5.6% of our outstanding shares of common stock.

This concentrated ownership position may provide any one of Medytox, Alphaeon 1, LLC or Daewoong with influence in determining the outcome of corporate actions requiring stockholder approval, including the election and removal of directors. The significant stock ownership by Medytox, Alphaeon 1, LLC and Daewoong may also discourage transactions involving a change-of-control of our company, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares.

Securities class action and derivative lawsuits have been filed against us and certain of our officers and directors, which could result in substantial costs and could divert management attention.

As disclosed in Part I, Item 3 "Legal Proceedings," we and certain of our officers have been named as defendants in a securities class action lawsuit and we are a nominal defendant in derivative lawsuits filed against certain of our officers and directors. We maintain director and officer's insurance coverage and continue to engage in vigorous defense of such litigation. If we are not successful in our defense of such litigation, we could be forced to make significant payments to or other settlements with our stockholders and their lawyers outside of our insurance coverage, and such payments or settlement arrangements could have a material adverse effect on our business, operating results or financial condition. We may also be the target of this type of litigation in the future, as companies that have experienced volatility in the market price of their stock have been subject to securities act litigation. Even if the claims asserted in these lawsuits are not successful, the litigation could result in substantial costs and significant adverse impact on our reputation and divert management's attention and resources, which could have a material adverse effect on our business, operating results or financial condition.

The trading price of our common stock has been volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is volatile. For example, the closing price of our common stock during the year ended December 31, 2022 has ranged from a low of $5.22 to a high of $13.94. The stock market in general and the market for earlier-stage pharmaceutical and medical aesthetic companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our common stock may be influenced by many factors, some of which are beyond our control, including:

- changes in financial estimates or guidance, including our ability to meet our future revenue and operating profit or loss estimates or guidance;

- the public's reaction to our earnings releases, other public announcements and filings with the SEC or those of companies that are perceived to be similar to us;

- variations in our financial results or those of companies that are perceived to be similar to us;

- any termination or loss of rights under the Daewoong Agreement;

- the FDA or other U.S. or foreign regulatory or legal actions or changes affecting us or our industry;

- adverse developments concerning our manufacturer or any future strategic partnerships;

- adverse developments affecting our compliance with the Medytox Settlement Agreement;

- adverse developments concerning litigation pending against us;

- introductions and announcements of new technologies and products by us, any commercialization partners or our competitors, and the timing of these introductions and announcements;

- success or failure of competitive products or medical aesthetic products generally;

- announcements of results of clinical trials or regulatory approval or disapproval of product candidates;

- unanticipated safety concerns related to the use of Jeuveau® or any of our future products;

- changes in the structure of healthcare payment systems;

- announcements by us or our competitors of significant acquisitions, licenses, strategic partnerships, new product approvals and introductions, joint ventures or capital commitments;

- overall financial market conditions for the pharmaceutical and biopharmaceutical sectors and issuance of securities analysts' reports or recommendations;

- rumors and market speculation involving us or other companies in our industry;

- short selling of our common stock or the publication of opinions regarding our business prospects in a manner that is designed to create negative market momentum;

- sales of substantial amounts of our stock by Medytox, Alphaeon 1, LLC, Daewoong or other significant stockholders or our insiders, or the expectation that such sales might occur;

- news reports relating to trends, concerns and other issues in medical aesthetics market or the pharmaceutical or biopharmaceutical industry;

- operating and stock performance of other companies that investors deem comparable to us and overall performance of the equity markets;

- additions or departures of key personnel, including our Chief Executive Officer, Chief Financial Officer, and Chief Medical Officer;

- intellectual property, product liability or other litigation against us, our manufacturer or other parties on which we rely or litigation against our general industry;

- changes in our capital structure, such as future issuances of securities and the incurrence of additional debt;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- economic conditions in the markets in which we operate, including those related to COVID-19 and the Russian-Ukrainian conflict; and

- other factors described in this "Risk Factors" section.

In addition, the stock market in general, and the market for pharmaceutical, biotechnology and medical aesthetics companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the overall market and the market prices of a particular company's securities, securities class action litigation has often been instituted against that company. We may become the target of this type of litigation in the future. Securities litigation, if instituted against us, could result in substantial costs and divert our management's attention and resources from our business.

Future sales of our common stock by us, Medytox, Alphaeon 1, LLC, Daewoong or others, or the perception that such sales may occur, could depress the market price of our common stock.

Sales by us of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could significantly reduce the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.

Additionally, as discussed above, each of Medytox, Alphaeon 1, LLC and Daewoong owns a significant portion of our outstanding shares of common stock. Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to certain contractual limitations in the case of shares of our common stock owned by Medytox and the volume and other restrictions of Rule 144 under the Securities Act for so long as Medytox, Alphaeon 1,

LLC or Daewoong are deemed to be our affiliate, unless the shares to be sold are registered with the SEC. Additionally, the shares of common stock held by Medytox are subject to contractual restrictions on transfer that, subject to certain limited exceptions such as transfers to affiliates prohibit Medytox from transferring more than 25% of the shares it holds prior to September 16, 2023, more than 50% of the shares it holds prior to September 16, 2024 and more than 75% of the shares it holds prior to September 16, 2025, with such contractual restrictions terminating on September 16, 2025. The sale by Medytox, Alphaeon 1, LLC or Daewoong of a substantial number of shares of our common stock, or a perception that such sales could occur, could significantly reduce the market price of our common stock. For example, in September 2021, Alphaeon 1, LLC sold 2,597,475 shares of our common stock.

We have filed a registration statement with the SEC covering shares of our common stock available for future issuance under our 2017 Omnibus Incentive Plan and may file future registration statements covering shares of our common stock for future issuance under any future plans. Upon effectiveness of such registration statements, any shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent that they are restricted by the contractual arrangements discussed above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the shares issued under these plans in the public market, or a perception that such sales could occur, could significantly reduce the market price of our common stock.

Anti-takeover provisions in our certificate of incorporation and bylaws, as well as Delaware law, could discourage a takeover.

Our certificate of incorporation, bylaws and Delaware law contain provisions that might enable our management to resist a takeover and might make it more difficult for an investor to acquire a substantial block of our common stock. These include the following provisions:

- permit our board of directors to issue shares of preferred stock, with any rights, preferences and privileges as they may designate, without stockholder approval, which could be used to dilute the ownership of a hostile bidder significantly;

- provide that the authorized number of directors may be changed only by resolution of our board of directors and that a director may only be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock;

- provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

- divide our board of directors into three classes, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

- require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

- provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder's notice, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our company;

- prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; and

- provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, which may delay the ability of our stockholders to force consideration by our company of a take-over proposal or to take certain corporate actions, including the removal of directors.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This provision could have the effect of delaying or preventing a change-of-control, whether or not it is desired by or beneficial to our stockholders. Further, other provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for all "internal corporate claims." "Internal corporate claims" are claims that are based upon a violation of a duty by a current or former director, officer or stockholder in such capacity, or as to which Title 8 of the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware, or the Court of Chancery, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. For example, this choice of forum provision would not apply to claims brought pursuant to the Exchange Act or the Securities Act of 1933, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our certificate of incorporation. The choice of forum provision in our certificate of incorporation will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

This choice of forum provision may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our certificate of incorporation and bylaws provide that we can indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Separate indemnity agreements have been issued with each director and executive officer.

In addition, as permitted by Section 145 of the DGCL, our bylaws and our indemnification agreements that we have entered into with our directors and officers, among other things provide that:

- We have indemnified our directors and officers for serving us in those capacities, or for serving as a director, officer, employee or agent of other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that we may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.

- We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

- We will be required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

- The rights conferred in our bylaws will not be exclusive. We may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

As a result, claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

We are an "emerging growth company," and the reduced reporting requirements available to emerging growth companies could make our common stock less attractive to investors.

We qualify as an "emerging growth company," as defined in the JOBS Act. For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:

- being permitted to have only two years of audited financial statements and only two years of related selected financial data and management's discussion and analysis of financial condition and results of operations disclosure;

- an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

- reduced disclosure about executive compensation arrangements in our periodic reports, registration statements and proxy statements; and

- exemptions from the requirements to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

To the extent we take advantage of any of these exemptions, the information that we provide stockholders may be different than what is available with respect to other public companies. Investors may find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company" which would allow us to take advantage of many of the same exemptions from disclosure requirements, including exemption from compliance with the auditor attestation requirements of Section 404(b) as long as we do not otherwise also qualify as an "accelerated filer" or "large accelerated filer" for SEC reporting purposes and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Investors could find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our trading price may be more volatile.

General Risk Factors

Our business could be negatively affected as a result of actions of activist stockholders, and such activism could impact the trading value of our securities.

Stockholders may, from time to time, engage in proxy solicitations or advance stockholder proposals, or otherwise attempt to effect changes and assert influence on our board of directors and management. Activist campaigns that contest or conflict with our strategic direction or seek changes in the composition of our board of directors could have an adverse effect on our operating results and financial condition. A proxy contest would require us to incur significant legal and advisory fees, proxy solicitation expenses and administrative and associated costs and require significant time and attention by our board of directors and management, diverting their attention from the pursuit of our business strategy. Any perceived uncertainties as to our future direction and control, our ability to execute on our strategy, or changes to the composition of our board of directors or senior management team arising from a proxy contest could lead to the perception of a change in the direction of our business or instability which may result in the loss of potential business opportunities, make it more difficult to pursue our strategic initiatives, or limit our ability to attract and retain qualified personnel and business partners, any of which could adversely affect our business and operating results. If individuals are ultimately elected to our board of directors with a specific agenda, it may adversely affect our ability to effectively implement our business strategy and create additional value for our stockholders. We may choose to initiate, or may become subject to, litigation as a result of the proxy contest or matters arising from the proxy contest, which would serve as a further distraction to our board of directors and management and would require us to incur significant additional costs. In addition, actions such as those described above could cause significant fluctuations in our stock price based upon temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

If securities or industry analysts publish unfavorable research about our business or decrease the frequency or cease to provide coverage of our company, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that equity research analysts publish about us and our business. If one or more of the equity research analysts who cover us downgrades our common stock or issues other unfavorable commentary or research the price of our common stock may decline. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our common stock could decrease, which in turn could cause the trading price or trading volume of our common stock to decline.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future, and the payment of dividends is also restricted under our credit facility. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq Marketplace Rules and other applicable securities rules and regulations. Complying with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company," as defined in the JOBS Act. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants to assist us in complying with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased selling, general and administrative expenses and a diversion of our management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

Item 1B. Unresolved Staff Comments.

None.

Item 2.   Properties.

Our corporate headquarters is located at 520 Newport Center Drive, Suite 1200, Newport Beach, CA 92660, in a facility that we lease, encompassing approximately 17,758 square feet of space. The lease for this facility expires on January 31, 2025. We believe our facilities are sufficient for our current needs. When our lease expires, we may exercise our renewal option or look for additional or alternate space for our operations, and we believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Item 3.   Legal Proceedings.

Securities Class Action Lawsuit

On October 16 and 28, 2020, two putative securities class action complaints were filed in the U.S. District Court for the Southern District of New York by Evolus shareholders Armin Malakouti and Clinton Cox, respectively, naming us and certain of our officers as defendants. The complaints assert violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, claiming that the defendants made false and materially misleading statements and failed to disclose material adverse facts related to our acquisition of the right to sell Jeuveau®, the complaint against us filed by Allergan and Medytox in the U.S. International Trade Commission related to Jeuveau® (the "ITC Action"), and risks related to the ITC Action. The complaints assert a putative class period of February 1, 2019 to July 6, 2020. The court consolidated the actions on November 13, 2020, under the caption In re Evolus Inc. Securities Litigation, No. 1:20-cv-08647 (PGG). On September 17, 2021, the court appointed a lead plaintiff and lead counsel. On November 17, 2021, the lead plaintiff filed an amended class action complaint against us, three of our officers, and Alphaeon Corporation, our former majority shareholder. On January 18, 2022, we and the officer defendants served a motion to dismiss the amended complaint. On February 10, 2022, Alphaeon Corporation served its motion to dismiss the amended complaint. Both motions were fully briefed on June 16, 2022. The outcome of the legal proceeding is uncertain at this point. Based on information available to us at present, management cannot reasonably estimate a range of loss with respect to this matter.

Shareholder Derivative Lawsuit

On November 27, 2020 and December 2, 2020, two putative Evolus shareholders filed substantially similar shareholder derivative actions in the U.S. District Court for the Southern District of New York against certain of our officers and directors as defendants. The complaints alleged substantially similar facts as those in the Securities Class Action and assert claims for, among other things, breach of fiduciary duty, waste of corporate assets, unjust enrichment, and violations of Section 14(a) of the Exchange Act and for contribution under Sections 10(b) and 21(D) of the Exchange Act. On December 29, 2020, the plaintiffs filed a joint stipulation to consolidate their actions and on February 5, 2021, the court consolidated the action under the caption In re Evolus, Inc. Derivative Litigation, No. 1:20-cv-09986-PPG, and adjourned defendants' time to move, answer or otherwise respond to the complaints. On September 20, 2021, the court so-ordered the parties' stipulated stay of the consolidated derivative suit pending the court's decision on the defendants' motion to dismiss the Securities Class Action.

It is possible that additional suits will be filed, or additional allegations will be made by stockholders, with respect to these same or similar or other matters and also naming us and/or our officers and directors as defendants. We believe that the complaints are without merit and intends to vigorously defend against it. However, the outcome of the legal proceeding is uncertain at this point. Based on information available to us at present, management cannot reasonably estimate a range of loss with respect to this matter.

Books and Records Demand

On March 5, 2021, we received a letter from a putative stockholder demanding inspection of specified categories of our books and records under Section 220 of the Delaware General Corporations Law. We were subsequently informed that the stockholder sold his shares of our common stock. On October 13, 2021, we received a substantially similar demand to inspect specified categories of our books and records under Section 220 of the Delaware General Corporations Law from another putative stockholder. The subject of the demand is substantially similar to the allegations in the putative securities class action and derivative complaints described above. We responded to the demand in December 2021. The outcome of this matter is uncertain at this point. Based on information available to us at present, management cannot reasonably estimate a range of loss with respect to this matter.

Other Legal Matters

In addition to the legal proceedings set forth above, from time to time, we may be subject to other legal proceedings and claims in the ordinary course of business.

Item 4.   Mine Safety Disclosures.

Not applicable.

<p style="text-align:center">Part II</p>

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock has been listed and traded on the Nasdaq under the symbol "EOLS" since February 12, 2018.

Holders of Record

As of March 3, 2023, we had approximately 53 holders of record of our common stock. This number does not include beneficial owners whose shares were held in street name. The actual number of holders of our common stock is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our capital stock for the foreseeable future. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, tax considerations, legal or contractual restrictions, business prospects, the requirements of current or then-existing debt instruments, general economic conditions and other factors our board of directors may deem relevant. The payment of dividends is also restricted under our credit facility.

Item 6.   [Reserved].

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Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion contains management's discussion and analysis of our financial condition and consolidated results of operations and should be read together with the historical consolidated financial statements and the notes thereto included in Item 8 "Consolidated Financial Statements and Supplementary Data" and included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the Item 1A "Risk Factors" section of this Annual Report on Form 10-K. Actual results may differ materially from those contained in any forward-looking statements. You should carefully read "Special Note Regarding Forward-Looking Statements" and Item 1A "Risk Factors."

Overview

We are a performance beauty company with a customer-centric approach to delivering breakthrough products in the self-pay aesthetic market. In February 2019, we received the approval of our first product Jeuveau® (prabotulinumtoxinA-xvfs) from the U.S. Food and Drug Administration, or FDA. In May 2019, we commercially launched Jeuveau® in the United States.

Jeuveau® is a proprietary 900 kDa purified botulinum toxin type A formulation indicated for the temporary improvement in the appearance of moderate to severe glabellar lines, also known as "frown lines," in adults. Our primary market is the self-pay aesthetic market, which includes medical products purchased by physicians and other customers that are then sold to consumers or used in procedures for aesthetic indications that are not reimbursed by any third-party payor, such as Medicaid, Medicare or commercial insurance. We believe we offer customers and consumers a compelling value proposition with Jeuveau®. Currently, onabotulinumtoxinA (BOTOX) is the neurotoxin market leader, and prior to the approval of Jeuveau®, was the only known 900 kDa botulinum toxin type A complex approved in the United States. We believe aesthetic physicians generally prefer the performance characteristics of the complete 900 kDa neurotoxin complex and are accustomed to injecting this formulation.

In August 2018, we received approval from Health Canada for the temporary improvement in the appearance of moderate to severe glabellar lines in adult patients under 65 years of age. We began marketing Jeuveau® in Canada in October 2019 through our distribution partner Clarion Medical Technologies, Inc., or Clarion. In September 2019, we also received approval from the European Commission, to market the product in all 27 European Union, or EU, member states plus the United Kingdom, Iceland, Norway and Liechtenstein. In January 2021, we received a positive decision from the European Commission to add the 50 unit product to the approval obtained in September 2019. We launched Jeuveau® in Great Britain in September 2022, in Germany and Austria in February 2023, and we are finalizing plans for entering additional countries in Europe as part of a phase rollout. In January 2023, we received approval from the Australian Therapeutics Good Administration, or TGA, for regulatory approval of our neurotoxin in Australia.

In November 2021, we announced the initiation of a Phase II clinical trial designed to investigate a higher strength dose of Jeuveau® in the frown lines. We completed our patient enrollment in the clinical study evaluating the "extra-strength" dose in the second quarter of 2022. This program provides us with the opportunity to offer the first multi-strength neurotoxin, giving customers and consumers increased treatment options. In January 2023, we announced positive interim results from the Phase II clinical trial. The interim data showed that the "extra-strength" formulation of Jeuveau® appeared to be generally safe and well-tolerated and demonstrated a median duration of at least 26 weeks based on the time for patients to return to baseline after treatment. The trial is expected to be completed in the first half of 2023, and final results will be presented in the second half of 2023.

Impact of Settlement Agreements

In February 2021, we settled litigation claims related to a complaint against us filed by Allergan, Inc. and Allergan Limited (together, "Allergan") and Medytox, Inc. ("Medytox") in the U.S. International Trade Commission related to Jeuveau® (the "ITC Action") and certain related matters by entering into a Settlement and License Agreement with Medytox and Allergan, which we refer to as the U.S. Settlement Agreement, and another Settlement and License Agreement with Medytox which we refer to as the Medytox Settlement Agreement. We refer to the U.S. Settlement Agreement and the ROW Settlement Agreement collectively as the Medytox/Allergan Settlement Agreements.

We have completed all obligations to Allergan and the majority of our obligations to Medytox under the Medytox/Allergan Settlement Agreements. These completed obligations consisted of (i) cash payments of $35.0 million in multiple payments to Allergan and Medytox, of which we paid each of the first payment of $15.0 million in the third quarter of 2021, the second payment of $15.0 million in the first quarter of 2022, and the final payment of $5.0 million in the first quarter of 2023, (ii) payment to Allergan and Medytox of certain royalties on the sale of Jeuveau®, based on a certain dollar amount per vial sold of Licensed Products by or on our behalf in the United States, from December 16, 2020 through September 16, 2022, (iii) payment to Medytox, from December 16, 2020 to September 16, 2022, of a low-double digit royalty on net sales of Jeuveau® sold by us or on our behalf in territories we have licensed outside the United States, and (iv) the issuance of 6,762,652 shares of our common stock to Medytox.

Going forward, our remaining obligation will be to pay Medytox a mid-single digit royalty percentage on net sales of Jeuveau® in the United States and all territories we have licensed outside the United States through September 16, 2032.

In addition, in March 2021, we entered into a Confidential Settlement and Release Agreement and certain related agreements with Daewoong Pharmaceutical Co. Ltd. ("Daewoong"), which we refer to as the Daewoong Settlement Agreement, under which Daewoong paid us $25.5 million in April 2021, cancelled all remaining milestone payments up to $10.5 million in aggregate under the Daewoong Settlement Agreement and reimbursed us certain amounts (calculated on a dollar amount per vials sold basis in the United States) for sales of certain products with respect to which we are required to pay Medytox and Allergan royalties pursuant to the U.S. Settlement Agreement. See *Note 11. Medytox/Allergan Settlement Agreements and Daewoong Arrangement* for additional details on the litigation settlement agreements.

As a result of the royalty payments that we are required to pay under the Medytox Settlement Agreements, our cost of sales and gross profit margin have been negatively impacted and will continue to be negatively impacted to a marginal extent from September 2022 to September 2032.

The Pharmakon Term Loans

On December 14, 2021, we entered into a loan agreement with BPCR Limited Partnership, BioPharma Credit Investments V (Master) LP, and Biopharma Credit PLC (collectively, "Pharmakon"). Pursuant to the terms of the agreement, Pharmakon agreed to make term loans to us in two tranches ("Pharmakon Term Loans"). The first tranche of $75.0 million was funded on December 29, 2021. On December 5, 2022, we entered into a Second Amendment to the loan agreement to extend our option to draw down the second tranche of $50.0 million until December 31, 2023. In exchange for the extension, we paid an amendment fee of $0.5 million to Pharmakon. The second tranche of $50.0 million may be drawn at our election no later than December 31, 2023, subject to the terms and conditions of the Pharmakon Term Loans. As of March 8, 2023, we have not drawn the second tranche. The Pharmakon Term Loans will mature on the six-year anniversary of the closing date of the first tranche. See "—Liquidity and Capital Resources—The Pharmakon Term Loans" for further information.

Contingent Royalties and Notes Payable to Evolus Founders

We are obligated to make quarterly future payments to the founders of Evolus, which we refer to as the Evolus Founders, of a low single digit percentage of net sales of Jeuveau®. These obligations terminate at the end of the second quarter of 2029. The fair value of the obligations are valued quarterly and are referred to in our consolidated financial statements as the contingent royalty obligation. In November 2021, we also paid $20.0 million to satisfy in full a promissory note that matured in November 2021.

Market Trends and Uncertainties

The global economy, including the financial and credit markets, has recently experienced extreme volatility and disruptions, including the COVID-19 pandemic, increases in inflation rates, rising interest rates, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, and uncertainty about economic stability. We anticipate that the fiscal 2023 will continue to reflect a dynamic macroeconomic environment. We expect elevated levels of cost inflation to continue, potentially impacting consumer discretionary spending for aesthetic medical procedures. Markets experiencing uncertainty could have substantial high rates of inflation. We cannot reasonably estimate the financial impact of increased inflation on our financial condition, results of operations or cash flows in the future.

Management's Use of Adjusted Gross Profit Margin

Adjusted gross profit and adjusted gross profit margin are not required by, nor presented in accordance with United States generally accepted accounting principles, or GAAP. Adjusted gross profit is defined as total net revenues less product cost of sales, excluding the one-time settlement payment from Daewoong in 2021 and amortization of an intangible asset. Adjusted gross profit margin is calculated as adjusted gross profit divided by total net revenues. Management believes that adjusted gross profit margin is an important measure for investors because management uses adjusted gross profit margin as a key performance indicator to evaluate the profitability of sales without giving effect to costs that are not core to our cost of sales, such as the settlement payment from Daewoong and the amortization of an intangible asset. Adjusted gross profit margin

46

should not be considered a measure of financial performance under GAAP, and the items excluded from adjusted gross profit margin should not be considered in isolation or as alternatives to financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. As adjusted gross profit margin is not a measurement determined in accordance with GAAP and is therefore susceptible to varying methods of calculation, this metric, as presented, has limitations as an analytical tool and may not be comparable to other similarly titled measures of other companies.

The following are reconciliations of adjusted gross profit to gross profit, the most directly comparable to GAAP measure, and adjusted gross profit margin to gross profit margin, the most directly comparable GAAP measure:

(in millions)	Year Ended December 31,			
	2022		2021	
Total net revenues	$	148.6	$	99.7
Cost of sales:				
Product cost of sales (excludes amortization of intangible assets)		55.9		43.5
Settlement payment from Daewoong		—		(25.5)
Amortization of distribution right intangible asset		3.0		2.9
Total cost of sales		58.9		20.9
Gross profit		89.8		78.7
Gross profit margin		*60.4 %*		*79.0 %*
Add: Settlement payment from Daewoong		—		(25.5)
Add: Amortization of distribution right intangible asset		3.0		2.9
Adjusted gross profit	$	92.7	$	56.1
Adjusted gross profit margin		*62.4 %*		*56.3 %*

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Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations for the periods indicated:

(in millions)		Year Ended December 31,		
		2022		**2021**
Revenue:				
Product revenue, net	$	146.6	$	99.0
Service revenue		2.0		0.7
Total net revenues		148.6		99.7
Operating expenses:				
Product cost of sales (excludes amortization of intangible assets)		55.9		43.5
Settlement payment from Daewoong		—		(25.5)
Selling, general and administrative		141.8		112.1
Research and development		4.7		2.1
In-process research and development		2.0		—
Revaluation of contingent royalty obligation payable to Evolus Founders		5.8		6.3
Depreciation and amortization		3.7		5.6
Total operating expenses		213.9		144.1
Loss from operations		(65.3)		(44.4)
Non-operating expense, net		(9.0)		(1.4)
Loss from extinguishment of debts, net		—		(1.0)
Loss before income taxes:		(74.3)		(46.8)
Income tax expense		0.1		0.0
Net loss	$	(74.4)	$	(46.8)
Unrealized loss, net of tax		(0.3)		—
Comprehensive loss	$	(74.7)	$	(46.8)

Net Revenues

We currently operate in one reportable segment, and all of our net revenues are derived from sales of Jeuveau®. Net revenues consist of revenues, net of adjustments primarily for customer rebates, rewards related to the consumer loyalty program and co-branded marketing programs. Revenues are recognized when the control of the promised goods is transferred to the customer in an amount that reflects the consideration allocated to the related performance obligations and to which we expect to be entitled in exchange for those products or services.

Net revenues of Jeuveau® sales increased by $48.9 million, or 49.1%, to $148.6 million for the year ended December 31, 2022 from $99.7 million for the year ended December 31, 2021, primarily due to higher sales volumes. We anticipate our continued sales growth will depend on our ability to grow our customer base and increase purchases by our current customers in the competitive medical aesthetic market.

Cost of Sales

Product Cost of Sales

Product cost of sales, excluding amortization of intangible assets, primarily consisted of the cost of inventory purchased from Daewoong. In addition, during the period from December 2020 to September 2022, product cost of sales, excluding amortization of intangible assets, also included certain royalties on the sale of Jeuveau® payable to Medytox and Allergan pursuant to the Medytox/Allergan Settlement Agreements, partially offset by reimbursement receivable from Daewoong pursuant to the Daewoong Arrangement with respect to such royalties. Our royalty obligations to Allergan concluded on

September 16, 2022, and beginning on September 17, 2022, our royalty obligations to Medytox were reduced to a mid-single digit percentage of net revenue for ten years thereafter.

Product cost of sales, excluding amortization of intangible assets, increased by $12.4 million, or 28.4%, to $55.9 million for the year ended December 31, 2022 from $43.5 million from the year ended December 31, 2021 primarily due to higher sales volume. We anticipate that our product cost of sales will fluctuate in line with changes in revenues.

Settlement Payment from Daewoong

In the first quarter of 2021, we recorded a one-time settlement receipt of $25.5 million from Daewoong in connection with the Daewoong Settlement Agreement.

Gross Profit Margin

Our gross profit margin was 60.4% and 79.0% for the years ended December 31, 2022 and 2021, respectively. Our adjusted gross profit margin, calculated as total net revenues less product cost of sales, excluding amortization of intangible assets and the one-time settlement payments from Daewoong, as a percentage of total net revenues was 62.4% and 56.3% for the years ended December 31, 2022 and 2021, respectively. Our gross profit margin and adjusted gross profit margin were impacted negatively and materially through September 2022, offset by payments we receive under the Daewoong Arrangement, by our payments under the Medytox/Allergan Settlement Agreements. Our gross profit margin and adjusted gross profit margin will continue to be negatively impacted to a lesser extent from September 2022 to September 2032 as we pay royalty obligations to Medytox at a mid-single digit percentage of net revenue. We also anticipate our gross profit margin and adjusted gross profit margin will fluctuate as we implement various marketing programs that may affect the average selling price for Jeuveau® and as we expand internationally.

Selling, General and Administrative

Selling, general and administrative expenses increased by $29.8 million, or 26.6%, to $141.8 million for the year ended December 31, 2022 from $112.1 million for the year ended December 31, 2021, primarily resulting from increased personnel costs and increased commercial activities. Selling, general and administrative expenses may fluctuate in the future primarily due to potential changes in marketing strategies and future launches internationally.

Research and Development

Research and development expenses increased by $2.7 million, or 129.7%, to $4.7 million for the year ended December 31, 2022 from $2.1 million for the year ended December 31, 2021. The increase was primarily attributable to increasing our clinical operations and research and development expenses related to the Phase II "extra-strength" clinical trial. We expect our research and development expenses to continue to increase if and when we seek to develop further product candidates and as we pursue regulatory approvals in other jurisdictions.

In-process Research and Development

In the second quarter of 2022, we recorded an upfront payment of $2.0 million in connection with the License and Research Collaboration Agreement (the "Collaboration Agreement") we entered into in June 2022 with a 3D printing company with biomaterial capabilities. See *Note 2. Basis of Presentation and Summary of Significant Accounting Policies* for additional information.

Revaluation of Contingent Royalty Obligation Payable to Evolus Founders

The change in the fair value of the contingent royalty obligation payable to Evolus Founders is recorded in operating expenses in each reporting period. During the years ended December 31, 2022 and 2021, the revaluation charge of $5.8 million and $6.3 million, respectively, were primarily driven by changes in management assumptions relating to revenue forecasts, the discount rate used and the timing of cash flows.

Depreciation and Amortization

Depreciation and amortization decreased by $1.9 million, or 33.8%, to $3.7 million for the year ended December 31, 2022 from $5.6 million for the year ended December 31, 2021 due to the decrease in amortization of the internal-use software.

Non-Operating Expense, Net

Non-operating expenses, net, increased by $7.6 million, or 544.2%, to $9.0 million for the year ended December 31, 2022 from $1.4 million for the year ended December 31, 2021, primarily due to higher interest expense for the Pharmakon Term Loans. The interest on the Pharmakon Term Loans is based on a variable interest rate, which we expect will continue to result in higher interest expense in the current interest rate environment.

Loss from Extinguishment of Debts, Net

Loss from extinguishment of debts, net includes a $1.9 million loss from payoff of long-term debt with Oxford Finance, LLC in January 2021, partially offset by a $1.0 million gain from the conversion of the Daewoong Convertible Note in March 2021.

Income Taxes Expense

Income tax expense was de minimis for the year ended December 31, 2022 and 2021.

Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of $53.9 million, positive working capital of $54.3 million and stockholders' equity of $18.5 million.

We have a limited history of generating revenues and began shipping Jeuveau® in May 2019. Since inception, we have incurred recurring net operating losses and as of December 31, 2022, we had an accumulated deficit of $497.3 million. We incurred net losses of $74.4 million and $46.8 million in the years ended December 31, 2022 and 2021, respectively. We used net cash of $84.9 million and $33.4 million in operating activities for the twelve months ended December 31, 2022 and 2021, respectively. We expect to continue to incur significant expenses for the foreseeable future as we increase marketing efforts for Jeuveau® in the U.S., Europe, and Australia and maintain our regulatory approvals.

Impact of Inflation

The markets in which we operate are currently experiencing increased inflation. While we do not believe that inflation has had a material impact on our business, revenues or operating results during the periods presented, a prolonged inflationary environment could increase our cash required for operations and impact our liquidity position.

The Pharmakon Term Loans

On December 14, 2021, we entered into a loan agreement with Pharmakon. Pursuant to the terms of the agreement, Pharmakon agreed to make term loans to us in two tranches. The first tranche of $75.0 million was funded on December 29, 2021. We received net proceeds of approximately $68.7 million from Pharmakon, after issuance costs and debt discounts. On December 5, 2022, we entered into a Second Amendment to the loan agreement to extend our option to draw down the second tranche of $50.0 million until December 31, 2023. The second tranche of $50.0 million may be drawn at our election no later than December 31, 2023. As of March 8, 2023, we have not drawn the second tranche. We shall make 12 equal quarterly payments of principal on the outstanding Pharmakon Term Loans commencing in March 2025 and continuing through the maturity date. The Pharmakon Term Loans will mature on the sixth year anniversary of the closing date of the first tranche. The term loan bears an annual interest rate equal to the U.S. Dollar LIBOR rate (subject to a LIBOR rate floor of 1.0%) plus 8.5%, and matures in December 2027. The proceeds of the Pharmakon Term Loans are used to fund our general corporate and working capital requirements.

Contingent Royalties and Promissory Note Payable to the Evolus Founders

We are obligated to make quarterly royalty payments of a low single digit percentage of net sales of Jeuveau® to the Evolus Founders. These obligations terminate at the end of the second quarter of 2029. The fair value of the obligations is valued quarterly and is referred to in our consolidated financial statements as the contingent royalty obligation. In November 2021, we also paid $20.0 million to satisfy in full a promissory note that matured in November 2021.

As of December 31, 2022 and 2021, we recorded an aggregate balance of $46.3 million and $44.7 million, respectively, on our consolidated balance sheets for the royalty payment obligation.

Daewoong Convertible Note

On July 6, 2020, pursuant to a Convertible Promissory Note Purchase Agreement with Daewoong, we issued to Daewoong a Convertible Promissory Note for the principal amount of $40.0 million, which we refer to as the Daewoong Convertible Note, which was funded on July 30, 2020. On March 23, 2021, the outstanding principal balance, together with all accrued and unpaid interest thereon, in the amount of $40.8 million was converted, at the conversion price of $13.00 per share, into the right to receive 3,136,869 shares of our common stock under the Conversion Agreement.

Litigation Settlement

As described in "—Overview—Impact of Settlement Agreements," on February 18, 2021, upon entering into the Medytox/Allergan Settlement Agreements, we agreed to pay to Allergan and Medytox $35.0 million in multiple payments over two years, of which we paid $15.0 million in the third quarter of 2021 and $15.0 million during the first quarter of 2022, with final payment of $5.0 million paid in the first quarter of 2023. We also issued 6,762,652 shares of common stock to Medytox. In addition, during the period from December 16, 2020 through September 16, 2022, we agreed to pay to Allergan and Medytox royalties on the sale of Jeuveau®, based on a certain dollar amount per vial sold in the United States, and a low-double digit royalty on net sales of Jeuveau® sold in other Evolus territories. During the period from September 17, 2022 to September 16, 2032, we agreed to pay to Medytox a mid-single digit royalty percentage on all net sales of Jeuveau®. The royalty payments are made quarterly.

As described in "—Overview—Impact of Settlement Agreements," on March 23, 2021, upon entering the Daewoong Arrangement, Daewoong paid us $25.5 million in April 2021, cancelled all remaining milestone payments up to $10.5 million in aggregate under the Daewoong Arrangement and agreed to reimburse us certain amounts (calculated on a dollar amount per vials sold basis in the United States) for sales of certain products with respect to which we are required to pay Medytox and Allergan royalties pursuant to the U.S. Settlement Agreement.

License and Supply Agreement

The Daewoong Agreement includes certain minimum annual purchases we are required to make in order to maintain the exclusivity of the license. We may, however, meet these minimum purchase obligations by achieving certain market share in our licensed territories. These potential minimum purchase obligations are contingent upon the occurrence of future events, including receipt of governmental approvals and our future market share in various jurisdictions.

Operating Leases

Our corporate headquarters in Newport Beach, California is under a five-year non-cancelable operating lease, which expires on January 31, 2025 with an option to extend the term for an additional 60 months. Lease payments increase based on an annual rent escalation clause that occurs on each February 1 anniversary. We may, under certain circumstances, terminate the lease on the 36 months anniversary of the lease commencement date by providing a written notice 12 months prior to such anniversary and paying a termination fee equal to six months basic rent plus certain other expenses.

Current and Future Capital Requirements

We believe that our current capital resources, which consist of cash and cash equivalents, future cash generated from operations, and cash available under the Pharmakon Term Loans, will be sufficient to satisfy our cash requirements for at least the next twelve months for working capital to support our daily operations and meet commitments under our contractual obligations with third parties, although we may need to access the debt and equity markets or other sources of financing to satisfy our long-term cash requirements as further discussed below.

We have based our projections of capital requirements on assumptions that may prove to be incorrect and we may use all our available capital resources, which consist of cash and cash equivalents, cash generated from operations, and cash available under the Pharmakon Term Loans, sooner than we expect. Our cash requirements depend on numerous factors, including but not limited to the impact of any potential disruptions to our supply chain, inflation or other economic conditions, and other long-term commitments and contingencies. Because of the numerous risks and uncertainties associated with research, development and commercialization of our products, we are unable to estimate the exact amount of our operating capital requirements. In such case, we may be required to raise additional capital to fund future operations through the incurrence of debt, the entry into licensing or collaboration agreements with partners, sale of equity securities, grants or other sources of financing. However, there can be no assurance such financing or other alternatives will be available to us on acceptable terms, or at all. The global economy, including the financial and credit markets, has recently experienced significant volatility and disruptions, including severely diminished liquidity and credit availability and rising interest rates. These conditions may adversely impact our ability to raise additional capital on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including, but not limited to:

- the rate of revenue growth for Jeuveau® in the United States and success of planned international launches;

- our ability to forecast demand for our products, scale our supply to meet that demand and manage working capital effectively;

- corporate development activities including the purchase, license, or other acquisition of products and services to add to our product or service offerings

- the number, characteristics, and development stage of any future product candidates we may develop or acquire;

- the timing and costs of any ongoing or future clinical programs we may conduct;

- the cost of manufacturing our product or any future product candidates and any products we successfully commercialize, including costs associated with our supply chain;

- the timing and amounts of the royalty and other payments payable in connection with the Medytox Settlement Agreement;

- the amounts of the royalty payable to the Evolus Founders;

- the cost of commercialization activities for Jeuveau® or any future product candidates are approved or cleared for sale, including marketing, sales and distribution costs;

- the cost of maintaining a sales force, the productivity of that sales force, the market acceptance of our products and the actions and product introductions of our competitors;

- our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements that we may enter into;

- any product liability or other lawsuits related to our products;

- the cost of any current litigation, including our ongoing securities class action lawsuit and shareholder derivative lawsuit;

- the expenses needed to attract and retain skilled personnel;

- the costs associated with being a public company;

- the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing intellectual property and any other future intellectual litigation we may be involved in; and

- the timing, receipt and amount of sales of any future approved or cleared products, if any.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

		Year Ended December 31,		
(in millions)		2022		2021
Net cash (used in) provided by:				
Operating activities	$	(84.9)	$	(33.4)
Investing activities		(2.9)		4.0
Financing activities		(4.1)		73.1
Effect of exchange rates on cash		(0.3)		—
Change in cash and cash equivalents		(92.3)		43.7
Cash and cash equivalents, beginning of period		146.3		102.6
Cash and cash equivalents, end of period	$	53.9	$	146.3

Operating Activities

For the year ended December 31, 2022, operating activities used $84.9 million of cash, which primarily resulted from our net loss of $74.4 million, as adjusted for certain non-cash charges including $10.8 million of stock-based compensation expense, $1.6 million of provision of allowance for doubtful accounts, $1.1 million of amortization of debt discount and issuance costs, $3.7 million of depreciation and amortization and $5.8 million in revaluation of our contingent royalty obligation. In addition, net operating assets and liabilities changed by $34.3 million primarily driven by $15.0 million of accrued litigation settlement expenses and various timing of inventory purchases and payments, collections from customers and payments to vendors.

For the year ended December 31, 2021, operating activities used $33.4 million of cash, which primarily resulted from our net loss of $46.8 million as adjusted for certain non-cash charges including $9.6 million of stock-based compensation expense, $0.6 million of provision of allowance for doubtful accounts, $0.9 million of amortization of debt discount and issuance costs, $5.6 million of depreciation and amortization and $6.3 million in revaluation of our contingent royalty obligation. In addition, net operating assets and liabilities changed by $11.5 million primarily driven by $15.0 million of accrued litigation settlement expenses and various timing of inventory purchases and payments, collections from customers and payments to vendors.

Investing Activities

Cash used in investing activities was $2.9 million for the year ended December 31, 2022 compared to cash provided by investing activities of $4.0 million for the year ended December 31, 2021. The change in cash used in investing activities was attributable to maturities of short-term investments with no new purchases during the year ended December 31, 2021.

Financing Activities

Cash used in financing activities was $4.1 million for the year ended December 31, 2022, compared to $73.1 million of cash provided by financing activities for the year ended December 31, 2021.

For the year ended December 31, 2022, cash used in financing activities primarily resulted from the payment of contingent royalty obligation to Evolus Founders of $4.2 million.

For the year ended December 31, 2021, cash provided by financing activities resulted from the net proceeds from our follow-on offering of $92.4 million, sales of $10.9 million of our common shares under the ATM Program, and $72.0 million net proceeds from long-term debt with Pharmakon, offset by the repayment of long-term debt with Oxford of $76.3 million and repayment of the promissory note payable to Evolus Founders of $20.0 million.

Indebtedness

See "—*Liquidity and Capital Resources*" for a description of our Pharmakon Term Loans.

Material Cash Requirements

Our material cash requirements from known contractual and other obligations primarily consist of (i) principal and interest payments related to our Pharmakon Term Loans (future interest payments on our outstanding Pharmakon Term Loans total approximately $33.8 million, with $9.3 million due within twelve months), (ii) a final payment of $5.0 million related to the Medytox/Allergan Settlement Agreements, which was paid in February 2023, (iii) quarterly royalty payments to the Evolus Founders of a low single digit percentage of net sales of Jeuveau® (these obligations terminate in the quarter after the 10-year anniversary of the first commercial sale of Jeuveau® in the United States), (iv) quarterly royalty payments to Medytox of a low-double digit royalty on net sales of Jeuveau® sold in the United States and other Evolus territories (during the period from September 17, 2022 to September 16, 2032) and (v) obligations under operating leases related to our office spaces.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue and expenses at the date of the consolidated financial statements as well as the expenses incurred during the reporting period. Generally, we base our estimates on historical experience and on various other assumptions in accordance with GAAP that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions and such differences could be material to the financial position and results of operations. On an ongoing basis, we evaluate our estimates and assumptions in light of changes in circumstances, facts and experience.

While our significant accounting policies are more fully described in the notes to our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K, we believe the following accounting policies to be most critical for fully understanding and evaluating our financial condition and results of operations, as these policies relate to the more significant areas involving management's judgments and estimates.

Revenue Recognition

We recognize revenue when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration to which we expect to be entitled in exchange for the goods or services. In order to achieve that core principle, a five-step approach is applied: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue allocated to each performance obligation when (or as) we satisfy the performance obligations. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account for revenue recognition.

We generate product revenue from the sale of Jeuveau® in the United States and Great Britain and service revenue from the sale of Jeuveau® through a distribution partner in Canada. For product revenue, we recognize revenue when control of Jeuveau® is transferred to a customer upon receipt. For service revenue, we are determined to be the agent in the distribution of Jeuveau® in Canada and record the sale as service revenue on a net basis.

Product revenues are recorded net of sales-related adjustments, wherever applicable, for the volume rebates, consumer loyalty program and co-branded marketing programs.

Volume rebates are contractually offered to certain customers, and the rebates payable to each customer are determined based on the contract and quarterly purchase volumes, which are readily available. The consumer loyalty program allows participating customers to earn rewards for qualifying treatments to their patients (i.e. consumers) using Jeuveau® and redeem the rewards for Jeuveau® in the future at no additional cost. The loyalty program represents a customer option that provides a material right and, accordingly, is a performance obligation. At the time Jeuveau® product is sold to customers, the invoice price is allocated between the product sold and the estimated material right reward, or Reward, that the customer might redeem in the future. The standalone selling price of the Reward is measured based on historical sales data, estimated average selling price of Jeuveau® at the time of redemption, expected customer and consumer participation rates in the loyalty program, and estimated number of qualifying treatments to be performed by customers. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to establish the liability for the Reward. However, if the actual customer and consumer participation rates and number of qualifying treatments in any future periods materially differ from the estimates, we may be exposed to adjustments that could be material. The portion of invoice price allocated to the Reward is initially recorded as deferred revenue, and when customers redeem the Reward and the related product is delivered, the deferred revenue is reversed and included in net revenues. Through the co-branded marketing programs, eligible customers with a certain level of Jeuveau® purchases receive advertising co-branded with us. At the time Jeuveau® is sold to customers, the invoice price is allocated between the product sold and the advertisement. The standalone selling price of the advertisement is measured based on estimated market value of similar advertisement adjusted for the customer's portion of the advertisement. The portion of invoice price allocated to the advertisement is initially recorded as deferred revenue, and when the advertisement airs, the deferred revenue is recognized in net revenues at that time.

Accounts receivable are recorded at the invoiced amount and do not bear interest. We assess the probability that we will collect the entitled consideration in exchange for the goods sold, by considering the customer's ability and intention to pay when consideration is due. On a recurring basis, we estimate the amounts of receivables considered uncollectible to reflect an allowance for doubtful accounts.

Contingent Royalty Obligation to the Evolus Founders

We determine the fair value of the contingent royalty obligation payable to the Evolus Founders under the Amended Purchase Agreement based on significant unobservable inputs using a discounted cash flows method. Changes in the fair value of this contingent royalty obligation are determined each period end and recorded in operating expenses in the consolidated statements of operations and comprehensive loss and in the current and non-current liabilities in the consolidated balance sheets. The significant unobservable input assumptions that can significantly change the fair value includes (i) projected net revenues during the payment period, (ii) the discount rate and (iii) the timing of payments. Significant increases (decreases) in the discount rate would result in a significantly lower (higher) fair value measurement, which could materially impact the fair value reported on the consolidated balance sheet.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. We perform an annual qualitative assessment of goodwill in the fourth quarter each calendar year to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in the overall industry demand, that would indicate that it would more likely than not reduce the fair value of a reporting unit below its carrying amount, including goodwill. If events or circumstances do not indicate that the fair value of a reporting unit is below its carrying amount, then goodwill is not considered to be impaired and no further testing is required. If further testing is required, we perform a two-step process. The first step involves comparing the fair value of our reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the test is performed by comparing the carrying value of the goodwill in the reporting unit to its implied fair value. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value. For the purpose of impairment testing, we have determined that there is one reporting unit. There has been no impairment of goodwill for any of the periods presented.

Intangible Assets

Intangible assets are consisted of a definite-lived distribution right of Jeuveau® and capitalized internal-use software. The distribution right is amortized over the period the asset is expected to contribute to our future cash flows. We determined the pattern of this intangible asset's future cash flows could not be readily determined with a high level of precision. As a result, the distribution right intangible asset is being amortized on a straight-line basis over the estimated useful life of 20 years.

We capitalize certain internal-use software costs associated with the development of its mobile and web-based customer platforms. These costs include personnel expenses and external costs that are directly associated with the software projects. These costs are included as intangible assets in the accompanying consolidated balance sheets. The capitalized internal-use software costs are amortized on a straight-line basis over the estimated useful life of two years upon being placed in service.

We review long-term and identifiable definite-lived intangible assets or asset groups for impairment when events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset or an asset group, further impairment analysis is performed. An impairment loss is measured as the amount by which the carrying amount of the asset or asset groups exceeds the fair value for assets to be held and used or fair value less cost to sell for assets to be disposed of. We also review the useful lives of its assets periodically to determine whether events and circumstances warrant a revision to the remaining useful life. Changes in the useful life are adjusted prospectively by revising the remaining period over which the asset is amortized. There was no material impairment of long-lived assets for any periods presented.

Recently Issued and Adopted Accounting Pronouncements

We describe the recently issued accounting pronouncements that apply to us in *Item 8. Consolidated Financial Statements and Supplementary Data - Note 2. Basis of Presentation and Summary of Significant Accounting Policies-Recent Accounting Pronouncements.*

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Not applicable.

57

Item 8. **Consolidated Financial Statements and Supplementary Data.**


Evolus, Inc.

Index to Consolidated Financial Statements



58


Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Evolus, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Evolus, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.

Irvine, California
March 8, 2023

Evolus, Inc.

Consolidated Balance Sheets

(in thousands, except par value and share data)

		December 31,		
		2022		**2021**
ASSETS				
Current assets				
Cash and cash equivalents	$	53,922	$	146,256
Accounts receivable, net		22,448		14,657
Inventories		18,852		1,762
Prepaid expenses		3,902		5,082
Other current assets		1,678		11,042
Total current assets		100,802		178,799
Property and equipment, net		2,616		1,371
Operating lease right-of-use assets		1,947		2,722
Intangible assets, net		48,597		50,625
Goodwill		21,208		21,208
Other assets		2,813		2,758
Total assets	$	177,983	$	257,483
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	8,935	$	6,091
Accrued expenses		24,794		29,993
Accrued litigation settlement		5,000		15,000
Operating lease liabilities		1,320		1,265
Contingent royalty obligation payable to Evolus Founders		6,460		5,314
Total current liabilities		46,509		57,663
Accrued litigation settlement		—		5,000
Operating lease liabilities		1,224		2,256
Contingent royalty obligation payable to Evolus Founders		39,850		39,426
Term loan, net of discount and issuance costs		71,879		71,222
Deferred tax liability		22		40
Total liabilities		159,484		175,607
Commitments and contingencies (Note 9)				
Stockholders' equity				
Preferred Stock, $0.00001 par value; 10,000,000 shares authorized; no shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		—		—
Common Stock, $0.00001 par value; 100,000,000 shares authorized; 56,260,570 and 55,576,988 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		1		1
Additional paid-in capital		516,129		504,757
Accumulated other comprehensive loss		(337)		—
Accumulated deficit		(497,294)		(422,882)
Total stockholders' equity		18,499		81,876
Total liabilities and stockholders' equity	$	177,983	$	257,483

See accompanying notes to consolidated financial statements.

Evolus, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	Year Ended December 31,	
	2022	**2021**
Revenue:		
Product revenue, net	$ 146,592	$ 98,971
Service revenue	2,024	702
Total net revenues	148,616	99,673
Operating expenses:		
Product cost of sales (excludes amortization of intangible assets)	55,887	43,534
Settlement payment from Daewoong	—	(25,500)
Selling, general and administrative	141,840	112,068
Research and development	4,742	2,064
In-process research and development	2,000	—
Revaluation of contingent royalty obligation payable to Evolus Founders	5,755	6,290
Depreciation and amortization	3,722	5,622
Total operating expenses	213,946	144,078
Loss from operations	(65,330)	(44,405)
Other income (expense):		
Interest income	119	1
Interest expense	(9,097)	(1,396)
Loss from extinguishment of debts, net	—	(968)
Other expense, net	(9)	—
Loss before income taxes:	(74,317)	(46,768)
Income tax expense	95	42
Net loss	$ (74,412)	$ (46,810)
Other comprehensive loss:		
Unrealized loss, net of tax	(337)	—
Comprehensive loss	$ (74,749)	$ (46,810)
Net loss per share, basic and diluted	$ (1.33)	$ (0.94)
Weighted-average shares outstanding used to compute basic and diluted net loss per share	56,065,297	49,773,101

See accompanying notes to consolidated financial statements.

Evolus, Inc.

Consolidated Statements of Stockholders' Equity (Deficit)

(in thousands, except share data)

	Common Stock		Additional Paid In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount				
Balance at December 31, 2020	33,749,228	$ 1	$ 303,113	$ —	$ (376,072)	$ (72,958)
Issuance of common stock in connection with litigation settlement	6,762,652	—	48,421	—	—	48,421
Issuance of common stock for conversion of convertible note	3,136,869	—	39,808	—	—	39,808
Issuance of common stock upon follow-on offering, net of issuance costs	10,350,000	—	92,212	—	—	92,212
Issuance of common stock under "at-the-market" (ATM) program	934,367	—	10,910	—	—	10,910
Issuance of common stock in connection with the incentive equity plan	643,872	—	655	—	—	655
Stock-based compensation expense	—	—	9,638	—	—	9,638
Net loss	—	—	—	—	(46,810)	(46,810)
Balance at December 31, 2021	55,576,988	$ 1	$ 504,757	$ —	$ (422,882)	$ 81,876
Issuance of common stock in connection with the incentive equity plan	683,582	—	539	—	—	539
Stock-based compensation expense	—	—	10,833	—	—	10,833
Net loss	—	—	—	—	(74,412)	(74,412)
Other comprehensive loss	—	—	—	(337)	—	(337)
Balance at December 31, 2022	56,260,570	$ 1	$ 516,129	$ (337)	$ (497,294)	$ 18,499

See accompanying notes to consolidated financial statements.

62

Evolus, Inc.

Consolidated Statements of Cash Flows

(in thousands)

		Year Ended December 31,		
		2022		**2021**
Cash flows from operating activities				
Net loss	$	(74,412)	$	(46,810)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		3,722		5,622
Stock-based compensation		10,833		9,576
Provision for bad debts		1,598		589
Amortization of discount on short-term investments		—		272
Amortization of operating lease right-of-use assets		775		692
Amortization of debt discount and issuance costs		1,086		941
Deferred income taxes		(18)		15
Revaluation of contingent royalty obligation to Evolus Founders		5,755		6,290
Loss from extinguishment of debts		—		968
Changes in assets and liabilities:				
Inventories		(10,688)		(2,979)
Accounts receivable		(9,389)		(5,566)
Prepaid expenses		1,180		(254)
Other current assets		4,854		(7,010)
Accounts payable		968		(787)
Accrued expenses		(5,199)		20,891
Accrued litigation settlement		(15,000)		(15,000)
Operating lease liabilities		(977)		(838)
Net cash used in operating activities		(84,912)		(33,388)
Cash flows from investing activities				
Purchases of property and equipment		(1,618)		(393)
Additions to capitalized software		(1,321)		(577)
Maturities of short-term investments		—		5,000
Net cash (used in) provided by investing activities		(2,939)		4,030
Cash flows from financing activities				
Repayment of long term debt		—		(76,323)
Repayment of promissory note payable to Evolus Founders		—		(20,000)
Payment of contingent royalty obligation to Evolus Founders		(4,185)		(3,097)
Proceeds from issuance of long-term debt, net of discounts		—		71,958
Payments for debt issuance costs		(500)		(3,263)
Proceeds from follow-on offering, net of underwriting fees		—		92,426
Payments for offering costs		—		(214)
Issuance of common stock in connection with incentive equity plan		539		655
Proceeds from ATM sales of shares		—		10,910
Net cash (used in) provided by financing activities		(4,146)		73,052
Effect of exchange rates on cash		(337)		—
Change in cash and cash equivalents		(92,334)		43,694
Cash and cash equivalents, beginning of period		146,256		102,562
Cash and cash equivalents, end of period	$	53,922	$	146,256

See accompanying notes to consolidated financial statements.

Evolus, Inc.
Consolidated Statements of Cash Flows (Continued)
(in thousands)

	Year Ended December 31,			
	2022		**2021**	
Supplemental disclosure of cash flow information				
Cash paid for interest	$	7,999	$	138
Cash paid for income taxes	$	76	$	14
Non-cash investing and financing information				
Conversion of convertible note to equity	$	—	$	39,808
Issuance of common stock in exchange for litigation settlement expense	$	—	$	48,421
Capitalized software recorded in accounts payable and accrued expenses	$	—	$	10

See accompanying notes to consolidated financial statements.

64

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

Note 1.   Description of Business

Description of Business

Evolus, Inc., ("Evolus" or the "Company") is a performance beauty company focused on delivering products in the self-pay aesthetic market. The Company received the approval of its first product Jeuveau® (prabotulinumtoxinA-xvfs) from the U.S. Food and Drug Administration (the "FDA") in February 2019. The product was also approved by Health Canada in August 2018, the European Commission ("EC") in September 2019, and the Australian Therapeutics Good Administration ("TGA") in January 2023. Jeuveau® is a proprietary 900 kDa purified botulinum toxin type A formulation indicated for the temporary improvement in the appearance of moderate to severe glabellar lines, also known as "frown lines," in adults. The Company commercially launched Jeuveau® in the United States in May 2019, in Canada through a distribution partner in October 2019, in Great Britain in September 2022, and in Germany and Austria in February 2023. The Company currently generates all of its net revenues from Jeuveau®. The Company is headquartered in Newport Beach, California.

Liquidity and Financial Condition

The accompanying consolidated financial statements have been prepared on a basis that assumes that the Company will continue as a going concern, and do not include any adjustments that may result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of the Company's liabilities and commitments in the normal course of business and does not include any adjustments to reflect the possible future effects of the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Since inception, the Company has incurred recurring net operating losses and negative cash flows from operating activities and management expects operating losses and negative cash flows to continue for at least the next 12 months. The Company recorded net loss of $74,412 for the twelve months ended December 31, 2022. The Company used cash of $84,912 from operations during the twelve months ended December 31, 2022, which included a lump sum settlement payment of $15,000 to Medytox and Allergan. As of December 31, 2022, the Company had $53,922 in cash and cash equivalents as well as $50,000 available under its debt agreement with Pharmakon, and an accumulated deficit of $497,294.

In December 2021, the Company entered into a $125,000 Term Loan agreement with BPCR Limited Partnership, BioPharma Credit Investments V (Master) LP, and Biopharma Credit PLC (collectively, "Pharmakon"). The first tranche of $75,000 was funded on December 29, 2021. The Company received net proceeds of $68,695 from Pharmakon, after issuance costs and debt discounts in December 2021. On December 5, 2022, the Company entered into a Second Amendment to the loan agreement to extend its option to draw down the second tranche of $50,000 until December 31, 2023. In exchange for the extension, the Company paid an amendment fee of $500 to Pharmakon. The second tranche of $50,000 may be drawn at the Company's election no later than December 31, 2023, subject to the terms and conditions of the loan agreement. As of March 8, 2023, the Company has not drawn the second tranche. The Pharmakon Term Loans will mature on the six-year anniversary of the closing date of the first tranche. See *Note 6. Term Loans* for additional information.

The Company believes that its current capital resources, which consist of cash and cash equivalents, will be sufficient to fund operations through at least the next twelve months from the date the accompanying consolidated financial statements are issued based on its expected cash needs. The Company may need to raise additional capital to fund future operations through entering into licensing or collaboration agreements with partners, grants or other sources of financing. Sufficient funds may not be available to the Company at all or on attractive terms when needed from equity or debt financings. If the Company is unable to obtain additional funding from these or other sources when needed, or to the extent needed, it may be necessary to significantly reduce its scope of operations to reduce the current rate of spending through actions such as reductions in staff and delaying, scaling back, or suspending certain research and development, sales and marketing programs and other operational goals.

Note 2.   Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Evolus, Inc.
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Principles of Consolidation

The Company's consolidated financial statements include the Company's accounts and those of the Company's wholly-owned subsidiaries, Evolus Pharma Limited, Evolus International Ltd. and Evolus Pharma BV, and have been prepared in conformity with GAAP. All intercompany transactions have been eliminated.

Use of Estimates

Management is required to make certain estimates and assumptions in order to prepare consolidated financial statements in conformity with GAAP. Such estimates and assumptions affect the reported consolidated financial statements. These estimates include, but are not limited to net revenues, allowance for doubtful accounts, fair value measurements, inventory valuations, and stock-based compensation, among others. Management bases estimates on historical experience and on assumptions that management believes are reasonable. The Company's actual results could differ materially from those estimates.

Risks and Uncertainties

The Company is party to an agreement (the "Daewoong Agreement") with Daewoong Pharmaceutical Co. Ltd. ("Daewoong"), pursuant to which the Company received an exclusive distribution license to Jeuveau® from Daewoong for aesthetic indications in the United States, European Union, United Kingdom, members of the European Economic Area, Switzerland, Canada, Australia, certain members of the Commonwealth of Independent States, and South Africa, as well as co-exclusive distribution rights with Daewoong in Japan. Jeuveau® is manufactured by Daewoong in a facility in South Korea. The Company also has the option to negotiate first with Daewoong to secure a distribution license for any product that Daewoong directly or indirectly develops or commercializes that is classified as an injectable botulinum toxin (other than Jeuveau®) in a territory covered by the Daewoong Agreement. The Company relies on Daewoong, its exclusive and sole supplier, to manufacture Jeuveau®. Any termination or loss of significant rights, including exclusivity, under the Daewoong Agreement would materially and adversely affect the Company's commercialization of Jeuveau®. See *Note 9. Commitments and Contingencies* and *Note 11. Medytox/Allergan Settlement Agreements and Daewoong Arrangement* for additional information.

The Company commercially launched Jeuveau® in the United States in May 2019, in Canada through its distribution partner in October 2019, in Great Britain in September 2022, and in Germany and Austria in February 2023 and, as such, has a limited history of sales. If any previously granted approval is retracted or the Company is denied approval or approval is delayed by any other regulators, it may have a material adverse impact on the Company's business and its consolidated financial statements.

The Company is also subject to risks common to companies in the pharmaceutical industry including, but not limited to, dependency on the commercial success of Jeuveau®, the Company's sole commercial product, significant competition within the medical aesthetics industry, its ability to maintain regulatory approval of Jeuveau®, third party litigation and challenges to its intellectual property, uncertainty of broad adoption of its product by physicians and patients, its ability to in-license, acquire or develop additional product candidates and to obtain the necessary approvals for those product candidates, and the need to scale manufacturing capabilities over time.

Any disruption and volatility in the global capital markets caused by other events, such as public health crises, increased inflation and rising interest rates and the military conflict between Russia and Ukraine, may increase the Company's cost of capital and adversely affect its ability to access financing when and on terms that the Company desires. Any of these events could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker. The Company has determined that it operates in a single operating and reportable segment. The Company's chief operating decision maker is its Chief Executive Officer who manages operations and reviews the financial information as a single operating segment for purposes of allocating resources and evaluating its financial performance.

Evolus, Inc.
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. Substantially all of the Company's cash is held by financial institutions that management believes are of high credit quality. Such deposits may, at times, exceed federally insured limits. To date, the Company has not experienced any losses associated with this credit risk and continues to believe that this exposure is not significant. The Company invests, or plans to soon invest, its excess cash, in line with its investment policy, primarily in money market funds and debt instruments of U.S. government agencies.

The Company's accounts receivable is derived from customers located principally in the United States. Concentrations of credit risk with respect to trade receivables are limited due to the Company's credit evaluation process. The Company does not typically require collateral from its customers. Credit losses historically have not been material. The Company continuously monitors customer payments and maintains an allowance for doubtful accounts based on its assessment of various factors including historical experience, age of the receivable balances, and other current economic conditions or other factors that may affect customers' ability to pay.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities at purchase of three months or less that can be liquidated without prior notice or penalty. Cash and cash equivalents may include deposits, money market funds and debt securities. Amounts receivable from credit card issuers are typically converted to cash within two to four days of the original sales transaction and are considered to be cash equivalents.

Short-Term Investments

Short-term investments consist of available-for-sale U.S. Treasury securities with original maturities greater than three months and remaining maturities of less than twelve months. These investments are recorded at fair value based on quoted prices in active markets, with unrealized gains and losses reported in other comprehensive loss in the Company's consolidated statements of operations and comprehensive loss. Purchase premiums and discounts are recognized in interest expense using the effective interest method over the terms of the securities. Realized gains and losses and declines in fair value that are deemed to be other than temporary are reflected in the consolidated statements of operations and comprehensive loss using the specific-identification method.

The Company periodically reviews all available-for-sale securities for other than temporary declines in fair value below the cost basis whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company also evaluates whether it has plans or is required to sell short-term investments before recovery of their amortized cost bases. To date, the Company has not identified any other than temporary declines in fair value of its short-term investments.

Inventories

Inventories consist of finished goods held for sale and distribution. Cost is determined based on the estimated amount payable to the Company's supplier after accounting for any reimbursement receivable pursuant to the Daewoong Settlement Agreement (as such term is defined, and such agreement is discussed, in *Note 11. Medytox/Allergan Settlement Agreements and Daewoong Arrangement*), using the first-in, first-out method with prioritization of the items with the earliest expiration dates. Inventory valuation reserves are established based on a number of factors including, but not limited to, finished goods not meeting product specifications, product excess and obsolescence, or application of the lower of cost or net realizable value concepts. The determination of events requiring the establishment of inventory valuation reserves, together with the calculation of the amount of such reserves may require judgment. No material inventory valuation reserves have been recorded for the periods presented. Adverse changes in assumptions utilized in the Company's inventory reserve calculations could result in an increase to its inventory valuation reserves.

Product cost of sales, excluding amortization of intangible assets, consisted of the inventory cost, and, for periods on or after December 16, 2020, included certain royalties on the sale of Jeuveau® payable to Medytox and Allergan pursuant to the Medytox/Allergan Settlement Agreements (as such term is defined in *Note 11. Medytox/Allergan Settlement Agreements and Daewoong Arrangement*), as partially offset by reimbursement receivable from Daewoong pursuant to the Daewoong

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

Settlement Agreement with respect to such royalties. In the year ended December 31, 2021, the Company recorded a one-time settlement payment of $25,500 from Daewoong in connection with the Daewoong Settlement Agreement as part of cost of sales.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in an orderly transaction between market participants in a principal market on the measurement date.

The fair value hierarchy defines a three-tiered valuation hierarchy for disclosure of fair value measurement is classified and disclosed by the Company in one of the three categories as follows:

- Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

- Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly, or can be corroborated by observable market data for substantially the full term of the asset or liability; and

- Level 3—Prices or valuation techniques that require inputs that are unobservable that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of approximately five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the related lease.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. The Company assesses goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company performs an annual qualitative assessment of its goodwill in the fourth quarter of each calendar year to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in the overall industry demand, that would indicate that it would more likely than not reduce the fair value of a reporting unit below its carrying amount, including goodwill. If events or circumstances do not indicate that the fair value of a reporting unit is below its carrying amount, then goodwill is not considered to be impaired and no further testing is required. If further testing is required, the Company performs a two-step process. The first step involves comparing the fair value of the Company's reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the test is performed by comparing the carrying value of the goodwill in the reporting unit to its implied fair value. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value. For the purpose of impairment testing, the Company has determined that it has one reporting unit. There was no impairment of goodwill for any of the periods presented.

Intangible Assets

The distribution right intangible asset related to Jeuveau® is amortized over the period the asset is expected to contribute to the future cash flows of the Company. The Company determined the pattern of this intangible asset's future cash flows could not be readily determined with a high level of precision. As a result, the distribution right intangible asset is being amortized on a straight-line basis over the estimated useful life of 20 years.

Evolus, Inc.
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

The Company capitalizes certain internal-use software costs associated with the development of its mobile and web-based customer platforms. These costs include personnel expenses and external costs that are directly associated with the software projects. These costs are included as intangible assets in the accompanying consolidated balance sheets. The capitalized internal-use software costs are amortized on a straight-line basis over the estimated useful life of two years upon being placed in service.

The Company reviews long-term and identifiable definite-lived intangible assets or asset groups for impairment when events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset or an asset group, further impairment analysis is performed. An impairment loss is measured as the amount by which the carrying amount of the asset or asset groups exceeds the fair value for assets to be held and used or fair value less cost to sell for assets to be disposed of. The Company also reviews the useful lives of its assets periodically to determine whether events and circumstances warrant a revision to the remaining useful life. Changes in the useful life are adjusted prospectively by revising the remaining period over which the asset is amortized. There was no material impairment of long-lived assets for any periods presented.

Leases

At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, upon lease commencement, the Company records a lease liability which represents the Company's obligation to make lease payments arising from the lease, and a corresponding right-of-use ("ROU") asset which represents the Company's right to use an underlying asset during the lease term. Operating lease assets and liabilities are included in ROU assets, current portion of operating lease liabilities and noncurrent operating lease liabilities in the accompanying consolidated balance sheets.

Operating lease ROU assets and lease liabilities are initially recognized based on the present value of the future minimum lease payments over the lease term at commencement date calculated using the Company's incremental borrowing rate applicable to the underlying asset unless the implicit rate is readily determinable. Operating lease ROU assets also include any lease payments made at or before lease commencement and exclude any lease incentives received, if any. The Company determines the lease term as the noncancelable period of the lease and may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The Company's leases do not contain any residual value guarantees. Leases with a term of 12 months or less are not recognized on the consolidated balance sheets. For operating leases, the Company recognized rent expense on a straight-line basis over the lease term. There were no significant finance leases as of December 31, 2022.

Contingent Royalty Obligation Payable to Evolus Founders

The Company was acquired by Strathspey Crown Holdings Group, LLC ("SCH") in 2013 and subsequently by its subsidiary, Alphaeon Corporation ("Alphaeon"), by means of a stock purchase agreement ("Stock Purchase Agreement") pursuant to which Alphaeon assumed certain payment obligations related to the acquisition. On December 14, 2017, the Stock Purchase Agreement was amended ("Amended Stock Purchase Agreement"), and, as a result, effective upon the closing of the Company's initial public offering in February 2018, the Company assumed all of Alphaeon's payment obligations under the Amended Stock Purchase Agreement.

Payment obligations to the Evolus Founders consist of quarterly royalty payments of a low single digit percentage of net sales of Jeuveau®. The obligations terminate in the quarter following the 10-year anniversary of the first commercial sale of Jeuveau® in the United States. Under the Amended Stock Purchase Agreement, the Company recorded the fair value of all revised payment obligations owed to the Evolus Founders.

The Company determines the fair value of the contingent royalty obligation payable at each reporting period end based on Level 3 inputs using a discounted cash flows method. Changes in the fair value of the contingent royalty obligation payable are determined at each reporting period end and recorded in operating expenses in the accompanying consolidated statements of operations and comprehensive loss and as a liability in the accompanying consolidated balance sheets. In November 2021, the Company paid $20,000 to satisfy in full a promissory note that matured in November 2021.

Promissory Note Payable to the Evolus Founders

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

On February 12, 2018, the Company recognized a promissory note payable at present value using a discount rate for similar rated debt securities. Discount amortization related to the promissory note is recorded in interest expense in the accompanying consolidated statements of operations and comprehensive loss with a corresponding increase to the liabilities in the accompanying consolidated balance sheets.

Long-Term Debt

Long-term debt represents the debt balance with Pharmakon (see *Note 6. Term Loans*), net of discount and issuance costs. Debt issuance costs represent legal, lender and consulting costs or fees associated with debt financing. Debt discounts and issuance costs are amortized into interest expense over the term of the debt.

Foreign Currency Translation

The financial statements of foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at current exchange rates as of balance sheet date, and income and expense items are translated into U.S. dollars using the average rates of exchange prevailing during the period. Gains and losses arising from translation are recorded in other comprehensive loss as a separate component of stockholders' equity. Foreign currency gains or losses on transactions denominated in a currency other than the Company's functional currency are recorded in other expenses, net in the accompanying consolidated statements of operations and comprehensive loss.

Revenue Recognition

The Company recognizes revenue when control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the goods or services. In order to achieve that core principle, a five-step approach is applied: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue allocated to each performance obligation when the Company satisfies the performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account for revenue recognition.

General

The Company generates product revenue from the sale of Jeuveau® in the United States and Great Britain and service revenue from the sale of Jeuveau® through a distribution partner in Canada.

For product revenue, the Company recognizes revenue when control of the promised goods under a contract is transferred to a customer, in an amount that reflects the consideration the Company expects to receive in exchange for those goods as specified in the customer contract. The transfer of control occurs upon receipt of the goods by the customer since that is when the customer has obtained control of the goods' economic benefits. The Company does not provide any service-type warranties and does not accept product returns except under limited circumstances such as damages in transit or ineffective product. The Company also excludes any amounts related to taxes assessed by governmental authorities from revenue measurement. Shipping and handling costs associated with outbound product freight are accounted for as fulfillment costs and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

For service revenue, the Company evaluated the arrangement with the distribution partner in Canada and determined that it acts as an agent in the distribution of Jeuveau® in Canada as it does not control the product before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price. Accordingly, the Company records the sale as service revenue on a net basis. Revenue from services is recognized in the period the service is performed for the amount of consideration expected to be received. For the years ended December 31, 2022 and 2021, the Company recognized $2,024 and $702, respectively, of revenues related to service revenues.

Disaggregation of Revenue

The Company's disaggregation of revenue is consistent with its operating segment as disclosed above.

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

Gross-to-Net Revenue Adjustments

The Company provides customers with discounts, such as trade and volume discounts and prompt pay discounts, that are directly reflected in the invoice price. Revenues are recorded net of sales-related adjustments, wherever applicable, primarily for the volume based rebates, consumer loyalty programs and co-branded marketing programs.

- *Volume-based Rebates* — Volume-based rebates are contractually offered to certain customers. The rebates payable to each customer are determined based on the contract and quarterly purchase volumes.

- *Consumer Loyalty Program* — The Company's consumer loyalty program allows participating customers to earn rewards for qualifying treatments to their patients (i.e. consumers) using Jeuveau® and redeem the rewards for Jeuveau® in the future at no additional cost. The loyalty program represents a customer option that provides a material right and, accordingly, is a performance obligation. At the time Jeuveau® product is sold to customers, the invoice price is allocated between the product sold and the estimated material right reward ("Reward") that the customer might redeem in the future. The standalone selling price of the Reward is measured based on historical sales data, estimated average selling price of Jeuveau® at the time of redemption, expected customer and consumer participation rates in the loyalty program, and estimated number of qualifying treatments to be performed by customers. The portion of invoice price allocated to the Reward is initially recorded as deferred revenue. Subsequently, when customers redeem the Reward and the related product is delivered, the deferred revenue is recognized in net revenues at that time.

- *Co-Branded Marketing Programs* — The Company offers eligible customers with a certain level of Jeuveau® purchases to receive advertising co-branded with the Company. The co-branded advertising represents a performance obligation. At the time Jeuveau® product is sold to customers, the invoice price is allocated between the product sold and the advertisement. The standalone selling price of the advertisement is measured based on the estimated market value of similar advertisement adjusted for the customer's portion of the advertisement. The portion of invoice price allocated to the advertisement is initially recorded as deferred revenue. Subsequently, when the advertisement airs, the deferred revenue is recognized in net revenues at that time.

Contract Balances

A contract with a customer states the terms of the sale, including the description, quantity and price of each product purchased. Amounts are recorded as accounts receivable when the Company's right to consideration becomes unconditional. The Company does not have any significant financing components in customer contracts given the expected time between transfer of the promised products and the payment of the associated consideration is less than one year. As of December 31, 2022 and 2021, all amounts included in accounts receivable, net on the accompanying consolidated balance sheets are related to contracts with customers.

The Company did not have any contract assets nor unbilled receivables as of December 31, 2022 or 2021. Sales commissions are included in selling, general and administrative expenses when incurred.

Contract liabilities reflect estimated amounts that the Company is obligated to pay to customers or patients primarily under the rebate and deferred revenue associated with Rewards under the consumer loyalty program and co-branded marketing programs. The Company's contract liabilities are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

As of December 31, 2022 and 2021, the accrued revenue contract liabilities, primarily related to volume-based rebates, consumer loyalty program, and co-branded marketing programs, were $9,011 and $7,934, respectively, which were recorded in accrued expenses in the accompanying consolidated balance sheets. For the years ended December 31, 2022 and 2021, provisions for rebate, consumer loyalty programs and co-branded marketing programs were $22,759 and $16,139, respectively, which were offset by related payments, redemptions and adjustments of $21,682 and $11,286, respectively.

During the years ended December 31, 2022 and 2021, the Company recognized $7,566 and $2,802, respectively, of revenue related to amounts included in contract liabilities at the beginning of the period and did not recognize any revenue related to changes in transaction prices regarding its contracts with customers from previous periods.

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Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

Collectability

Accounts receivable are recorded at the invoiced amount and do not bear interest. At the time of contract inception or new customer account set-up, the Company performs a collectability assessment of the customer's creditworthiness. The Company assesses the probability that the Company will collect the entitled consideration in exchange for the goods sold, by considering the customer's ability and intention to pay when consideration is due. On a recurring basis, the Company estimates the amount of receivables considered uncollectable to reflect an allowance for doubtful accounts. The Company writes off accounts receivable balances when it is determined that there is no possibility of collection. As of December 31, 2022 and 2021, allowance for doubtful accounts was $2,050 and $2,385, respectively. For the years ended December 31, 2022 and 2021, provision for bad debts was $1,598 and $589, respectively, and the write-off amount was $1,933 and $322, respectively.

Practical Expedients

The Company expenses sales commissions when incurred as the amortization period is one year or less. These costs are recorded within selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss. The Company does not adjust the amount of promised consideration for the effects of the time value of money for contracts in which the anticipated period between when the Company transfers the goods or services to the customer and when the customer pays within one year.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses include personnel-related costs, costs associated with pre-clinical and clinical development activities, costs associated with and costs for prototype products that are manufactured prior to market approval for that prototype product, internal and external costs associated with the Company's regulatory compliance and quality assurance functions, including the costs of outside consultants and contractors that assist in the process of submitting and maintaining regulatory filings, and overhead costs, including allocated facility related expenses.

In-process Research and Development

Intangible assets acquired that are used for research and development and have no future alternative use are expensed as in-process research and development.

In June 2022, the Company entered into a License and Research Collaboration Agreement (the "Collaboration Agreement") with a 3D printing company with biomaterial capabilities (the "Licensor"). Under the terms of the Collaboration Agreement, the Company was granted a license to the Licensor's technology to develop and commercialize any aesthetic product or non-therapeutic product that is created through the use or practice of the Licensor's patents. The Company paid $2,000 upon the signing of the Collaboration Agreement and has research funding, ongoing milestone and royalty payment obligations depending on the development plans, the success of such development and approval and commercialization of products. The upfront payment of $2,000 was recorded as in-process research and development expense.

Litigation Settlement

In February 2021, upon entering into certain agreements to settle intellectual property disputes relating to Jeuveau®, the Company agreed to pay to Allergan and Medytox $35,000 in multiple payments over two years, of which the Company paid $15,000 in the third quarter of 2021, $15,000 in the first quarter of 2022, and $5,000 in the first quarter of 2023, and issued 6,762,652 shares of its common stock to Medytox. In addition, for the period from December 16, 2020 through September 16, 2022 (the "Restricted Period"), the Company agreed to pay to Allergan and Medytox a royalty on the sale of Jeuveau®, based on a certain dollar amount per vial sold in the United States and a low-double digit royalty on net sales of Jeuveau® sold in other Evolus territories. Royalties for sales during the Restricted Period ended in the third quarter of 2022. For the period from September 17, 2022 to September 16, 2032, the Company agreed to pay to Medytox a mid-single digit royalty percentage on all net sales of Jeuveau®. The royalty payments are made quarterly and recorded as product cost of sales on the accompanying consolidated statements of operations and comprehensive loss in the periods the royalties are incurred.

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

Separately, in March 2021, Daewoong and the Company entered into certain agreements, pursuant to which Daewoong agreed to pay the Company an amount equal to $25,500, which was recorded as a settlement payment from Daewoong and included as part of cost of sales on the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2021. For the period from December 16, 2020 to September 16, 2022, Daewoong reimbursed the Company certain amounts with respect to the royalties payable to Medytox and Allergan. This reimbursement was received quarterly and recorded as an offset to the related royalties to Medytox and Allergan in the product cost of sales on the accompanying consolidated statements of operations and comprehensive loss.

See *Note 11. Medytox/Allergan Settlement Agreements and Daewoong Arrangement* for the details of all litigation settlement agreements.

Stock-Based Compensation

The Company recognizes stock-based compensation expense for employees, consultants and members of the Board of Directors based on the fair value at the date of grant.

The Company uses the Black-Scholes option pricing model to value stock option grants. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected volatility of the Company's common stock, expected risk-free interest rate, and the option's expected life. The fair value of the Company's restricted stock units ("RSUs") is based on the fair value on the grant date of the Company's common stock. The Company also evaluates the impact of modifications made to the original terms of equity awards when they occur.

The fair value of equity awards that are expected to vest is amortized on a straight-line basis over the requisite service period. Stock-based compensation expense is recognized net of actual forfeitures when they occur, as an increase to additional paid-in capital in the consolidated balance sheets and in the selling, general and administrative or research and development expenses in the consolidated statements of operations and comprehensive loss.

Advertising Costs

Advertising costs are expensed as incurred and primarily include costs related to social media ads and co-branded marketing programs. Advertising costs are included in selling, general and administrative expenses. For the years ended December 31, 2022 and 2021, the Company incurred advertising costs of $11,642 and $16,391, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined on the basis of differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

A valuation allowance is recorded against deferred tax assets to reduce the net carrying value when it is more likely than not that some portion or all of a deferred tax asset will not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. When the Company establishes or reduces the valuation allowance against its deferred tax assets, its provision for income taxes will increase or decrease, respectively, in the period such determination is made.

Additionally, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the consolidated financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized upon settlement. Accordingly, the Company establishes reserves for uncertain tax positions. The Company has not recognized interest or penalties in its consolidated statement of operations and comprehensive loss.

The Company is required to file federal and state income tax returns in the United States and various other state jurisdictions. The preparation of these income tax returns requires the Company to interpret the applicable tax laws and regulations in effect in such jurisdictions, which could affect the amount of tax paid by the Company. An amount is accrued for the estimate of additional tax liability, including interest and penalties, for any uncertain tax positions taken or expected to be taken in an

73

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

income tax return. The Company reviews and updates the accrual for uncertain tax positions as more definitive information becomes available.

The Company's income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential revisions and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company monitors changes to the tax laws in the states it conducts business and files corporate income tax returns. The Company does not expect that changes to state tax laws through December 31, 2022 to materially impact its consolidated financial statements.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period including contingently issuable shares. Diluted earnings per share is based on the treasury stock method and includes the effect from potential issuance of ordinary shares, such as shares issuable pursuant to the exercise of stock options and the vesting of restricted stock units. The dilutive effect of stock options and restricted stock units is computed under the treasury stock method. The dilutive effect of the Daewoong Convertible Note is computed under the if-converted method. Potentially dilutive securities are excluded from the computations of diluted net loss per share if their effect would be antidilutive.

For the years ended December 31, 2022 and 2021, excluded from the dilutive net loss per share computation were stock options of 4,769,521 and 3,922,286, respectively, and non-vested RSUs of 2,663,320 and 1,926,467, respectively. Although these securities were anti-dilutive for these periods, they could be dilutive in future periods.

Recent Accounting Pronouncements

Recently Adopted Pronouncements

In November 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2021-10, *Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.* This update will increase transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of transactions; (2) the accounting for the transactions; and, (3) the effect of the transactions on a business entity's consolidated financial statements. ASU No. 2021-10 is effective for consolidated financial statements issued for annual periods beginning after December 15, 2021, with early application permitted. The Company adopted this guidance effective January 1, 2022. There is no material impact to the consolidated financial statements as a result of this adoption. If, at any point in time, such amounts are deemed to be material, the Company will present the required disclosures as applicable.

Recent Accounting Pronouncements Issued But Not Adopted

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*. The update simplifies the accounting for goodwill impairment by removing step two of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will be the amount by which a reporting unit's carrying amount, including goodwill, exceeds its fair value. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. As amended by ASU No. 2019-10, the updated guidance is effective for the Company as a smaller reporting company beginning January 1, 2023. The standard requires prospective application. Early adoption is permitted. The Company does not expect the adoption of this guidance to result in a material impact on its consolidated financial statements.

Evolus, Inc.
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which modifies the measurement and recognition of credit losses for most financial assets and certain other instruments. The new standard requires the use of forward-looking expected credit loss models based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount, which may result in earlier recognition of credit losses under the new standard. The new guidance also modifies the impairment models for available-for-sale debt securities and for purchased financial assets with credit deterioration since their origination. Subsequent to the issuance of ASU No. 2016-13, the FASB issued ASU 2018-19, *Codification Improvements to Topic 326, Financial Instruments - Credit Losses*. This ASU does not change the core principle of the guidance in ASU No. 2016-13, instead these amendments are intended to clarify and improve operability of certain topics included within the credit losses standard. The FASB also subsequently issued ASU No. 2019-04 which did not change the core principle of the guidance in ASU No. 2016-13 but clarified that expected recoveries of amounts previously written off and expected to be written off should be included in the valuation account and should not exceed amounts previously written off and expected to be written off. As amended by ASU No. 2019-10, the updated guidance is effective for the Company as a smaller reporting company beginning January 1, 2023. The Company adopted this guidance effective January 1, 2023. The adoption of the standard did not result in a material impact to its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* and in January 2021, the FASB issued ASU No. 2021-01, *Reference Rate Reform (Topic 848): Scope ("ASU 2021-01")*. Both ASU No. 2020-04 and ASU No. 2021-01 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. ASU No. 2020-04 and ASU No. 2021-01 are effective upon issuance for contract modifications and hedging relationships, and the Company is allowed to elect to apply the amendments prospectively through December 31, 2022. In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, which extends the temporary accounting rules under Topic 848 to December 31, 2024. The Company does not expect adoption of this guidance will have a material impact on its consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the SEC did not, or are not believed by management to, have a material impact on the Company's present or future financial position, results of operations or cash flows.

Note 3.   Fair Value Measurements and Short-Term Investments

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company measures and reports certain financial instruments as assets and liabilities at fair value on a recurring basis. The fair value of these instruments was as follows:

	As of December 31, 2022			
	Fair Value	Level 1	Level 2	Level 3
Liabilities				
Contingent royalty obligation payable to Evolus Founders	$ 46,310	$ —	$ —	$ 46,310

	As of December 31, 2021			
	Fair Value	Level 1	Level 2	Level 3
Liabilities				
Contingent royalty obligation payable to Evolus Founders	$ 44,740	$ —	$ —	$ 44,740

The Company did not transfer any assets or liabilities measured at fair value on a recurring basis between levels during the year ended December 31, 2022.

The Company determines the fair value of the contingent royalty obligation payable to Evolus Founders based on Level 3 inputs using a discounted cash flows method. The significant unobservable input assumptions that can significantly change

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

the fair value include (i) projected amount and timing of net revenues during the payment period, which terminates at the end of the second quarter of 2029, (ii) the discount rate, and (iii) the timing of payments. During the years ended December 31, 2022 and 2021, the Company utilized discount rates between 13.0% and 15.0%, reflecting changes in the Company's risk profile. Net revenue projections are also updated to reflect changes in the timing of expected sales. Significant increases (decreases) in the discount rate would result in a significantly lower (higher) fair value measurement, which could materially impact the fair value reported on the consolidated balance sheet.

The following table shows a reconciliation of the beginning and ending fair value measurements of the contingent royalty obligation payable:

	Year Ended December 31,			
	2022		2021	
Fair value, beginning of period	$	44,740	$	41,546
Payments		(4,185)		(3,097)
Change in fair value recorded in operating expenses		5,755		6,290
Fair value, end of period	$	46,310	$	44,740

Other Financial Assets and Liabilities

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, lease liabilities, and long-term debt. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates their fair value because of the short-term maturity of such instruments.

The Company estimates the fair value of long-term debt and operating lease liabilities using the discounted cash flow analysis based on the interest rates for similar rated debt securities (Level 2). As of December 31, 2022 and 2021, the fair value of the long-term debt was $75,232 and $75,448, respectively. The fair value of operating lease liabilities as of December 31, 2022 and 2021 approximated their carrying value.

76

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

Note 4.   Goodwill and Intangible Assets

The table below shows the weighted-average life, original cost, accumulated amortization and net book value by major intangible asset classification:

	Weighted-Average Life (Years)		Original Cost		Accumulated Amortization		Net Book Value
Definite-lived intangible assets							
Distribution right	20	$	59,076	$	(11,545)	$	47,531
Capitalized software	2		8,636		(7,570)		1,066
Intangible assets, net			67,712		(19,115)		48,597
Indefinite-lived intangible asset							
Goodwill	*		21,208		—		21,208
Total as of December 31, 2022		$	88,920	$	(19,115)	$	69,805

	Weighted-Average Life (Years)		Original Cost		Accumulated Amortization		Net Book Value
Definite-lived intangible assets							
Distribution right	20	$	59,076	$	(8,589)	$	50,487
Capitalized software	2		7,314		(7,176)		138
Intangible assets, net			66,390		(15,765)		50,625
Indefinite-lived intangible asset							
Goodwill	*		21,208		—		21,208
Total as of December 31, 2021		$	87,598	$	(15,765)	$	71,833

* Intangible assets with indefinite lives have an indeterminable average life.

The following table outlines the estimated future amortization expense related to intangible assets held as of December 31, 2022 that are subject to amortization:

Fiscal year		
2023	$	3,666
2024		3,311
2025		2,955
2026		2,955
2027		2,955
Thereafter		32,755
	$	48,597

Distribution right represents the license and associated distribution right to develop Jeuveau®, the initial term of which expires in September 2023 and is automatically extended for unlimited additional three-year terms provided that the Company meets certain performance requirements. Additionally, upon FDA approval of Jeuveau® on February 1, 2019, the IPR&D project was completed and reclassified as a definite-lived distribution right intangible asset, which is amortized on a straight-line basis over the estimated useful life of 20 years.

For the years ended December 31, 2022 and 2021, the Company capitalized $1,322 and $633, respectively, related to costs of computer software developed for internal use. The software is amortized over a two-year period using the straight-line method. For the years ended December 31, 2022 and 2021, total intangible assets amortization expense of $3,350 and $5,305, respectively, was recorded within depreciation and amortization on the accompanying consolidated statements of operations and comprehensive loss.

Evolus, Inc.
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 5.   Accrued Expenses

Accrued expenses consisted of:

	Year Ended December 31,			
	2022		**2021**	
Accrued royalties under the Medytox/Allergan Settlement Agreements	$	2,618	$	12,447
Accrued payroll and related benefits		7,454		6,856
Accrued revenue contract liabilities		9,011		7,934
Other accrued expenses		5,711		2,756
	$	24,794	$	29,993

Note 6.   Term Loans

Pharmakon Term Loans

On December 14, 2021, the Company entered into a loan agreement with Pharmakon. Pursuant to the terms of the agreement, Pharmakon agreed to make term loans to the Company in two tranches ("Pharmakon Term Loans"). The first tranche of $75,000 was funded on December 29, 2021. On December 5, 2022, the Company entered into a Second Amendment to the loan agreement to extend the Company's option to draw down the second tranche of $50,000 until December 31, 2023, and paid an amendment fee of $500 to Pharmakon. As of December 31, 2022, the Company has not drawn the second tranche. The Pharmakon Term Loans will mature on the sixth year anniversary of the closing date of the first tranche ("Maturity Date").

The Pharmakon Term Loans accrue interest at a per annum rate equal to the 3-month U.S. Dollar LIBOR rate (subject to a LIBOR rate floor of 1.0%) plus 8.5% per annum; provided that, upon a public statement or publication of information in certain circumstances that LIBOR has ceased or will cease to be provided or be representative or the occurrence of an early opt-in determination by the collateral agent, the Pharmakon Term Loans will be amended to provide for an alternative to the 3-month U.S. Dollar LIBOR rate established by the lenders holding a majority of the outstanding Pharmakon Term Loans, giving due consideration to the selection or recommendation of a replacement rate or mechanism for determining such rate by any applicable governmental authority or the then-prevailing market conventions. The Company agreed to make 12 equal quarterly payments of principal on the outstanding Pharmakon Term Loans commencing on or immediately following the 39th-month anniversary of the funding date of the first tranche continuing through the Maturity Date.

The Company may elect to prepay all amounts, not less than $20,000, owed prior to the Maturity Date. Prepayments of the first tranche prior to the second anniversary of the closing date of the first tranche and prepayments of the second tranche prior to the second anniversary of the date on which the second tranche is drawn by the Company will be accompanied by a make whole amount equal to the sum of all interest that would have accrued through such second anniversary. Prepayments of the Pharmakon Term Loans will also be accompanied by a prepayment premium equal to the principal amount so prepaid multiplied by 3.0% if made prior to the third anniversary of the closing date of the first tranche, 2.0% if made on or after the third anniversary of the closing date of the first tranche but prior to the fourth anniversary of the closing date of the first tranche, and 1.0% if made on or after the fourth anniversary of the closing date of the first tranche but prior to the Maturity Date. If the Pharmakon Term Loans are accelerated following the occurrence of an event of default, including a material adverse change, the Company is required to immediately pay Pharmakon an amount equal to the sum of all outstanding principal, unpaid interest, and applicable make whole and prepayment premiums.

The Pharmakon Term Loans are secured by substantially all of the Company's assets. The Pharmakon Term Loans contain customary affirmative and restrictive covenants and representations and warranties. The affirmative covenants include, among others, certain information delivery requirements, obligations to maintain certain insurance, and certain notice requirements. The restrictive covenants include, among others, incurring certain additional indebtedness, consummating certain change in control transactions, or incurring any non- permitted lien or other encumbrance on the Company's assets, without Pharmakon's prior written consent. The Pharmakon Term Loans do not contain covenants requiring the Company to

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

maintain a minimum cash threshold or minimum revenues or earnings. As of December 31, 2022, the Company was in compliance with its debt covenants.

At the closing date of the first tranche, the Company incurred $3,042 and $3,263 in debt discounts and issuance costs related to the Pharmakon Term Loans, respectively. Debt discounts and issuance costs related to the entire Pharmakon Term Loans have been allocated pro rata between the funded and unfunded portions. Debt discounts and issuance costs allocated to the first tranche of $75,000 have been presented as a deduction to the debt balance and are amortized into interest expense using the effective interest method. As of December 31, 2022, the borrowings outstanding under the Pharmakon Term Loans were classified as long-term debt in the accompanying consolidated balance sheets. Debt discounts and issuance costs associated with the unfunded tranche are deferred as assets until the tranche is drawn and are amortized into interest expense using the straight-line method over the term of the debt. The overall effective interest rate was approximately 13.71% as of December 31, 2022.

As of December 31, 2022, the principal amounts of long-term debt maturities for each of the next five fiscal years are as follows:

Fiscal year		
2023	$	—
2024		—
2025		25,000
2026		25,000
2027		25,000
Thereafter		—
Total principal payments		75,000
Unamortized debt discounts and issuance costs		(3,121)
Long term debt, net of discounts and issuance costs	$	71,879

Oxford Term Loan

On March 15, 2019, the Company entered into a Loan and Security Agreement with Oxford (the "Loan Agreement"), providing for a credit facility of up to $100,000. Pursuant to the terms of the credit facility, the lender extended term loans (the "Oxford Term Loan"), available in two advances, to the Company. The first tranche of $75,000 was funded on the closing date. The second tranche of $25,000 was not drawn. The credit facility bore an annual interest rate equal to the greater of 9.5%, or the 30-day U.S. Dollar LIBOR rate plus 7.0%. The Company agreed to pay interest-only for the first 36 months until May 2022, followed by a 23 months amortization period.

At the closing date, the Company incurred $1,094 and $2,205 in debt discounts and issuance costs related to the Oxford Term Loan, respectively. Debt discounts and issuance costs related to the entire Oxford Term Loan have been allocated pro rata between the funded and unfunded portions. Debt discounts and issuance costs related to the Oxford Term Loan have been presented as a deduction to the debt balance and are amortized into interest expense using the effective interest method. The overall effective interest rate was approximately 11.6% as of December 31, 2020.

Upon the earliest to occur of the maturity date, the acceleration of the Oxford Term Loan, or the prepayment of the Oxford Term Loan, the Company was required to pay to Oxford a final payment of 5.5% of the full principal amount of the Oxford Term Loan funded ("Final Payment"). The Company could elect to prepay all amounts owed prior to the maturity date, provided that a prepayment fee was also paid, which would be equal to 2.0% of the amount prepaid if the prepayment occurred after March 15, 2020 and on or prior to March 15, 2021, or 1.0% of the amount prepaid if the prepayment occurred thereafter ("Prepayment Fee").

On January 4, 2021, the Company and Oxford entered into an agreement ("Payoff Letter"), pursuant to which (i) the Company paid Oxford $76,447 to discharge in full all outstanding obligations, including accrued interest by and between Oxford, in its capacity as collateral agent and lender, and the Company, and (ii) effective upon such repayment, the Loan Agreement, and all unfunded commitments thereunder, guarantees and other security interests granted to Oxford in

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

connection with the Loan Agreement and all other obligations of and restrictions on the Company under the Loan Agreement, terminated. As a condition to entering into the Payoff Letter, Oxford agreed to waive a total of $4,300 of fees comprised of (i) $2,800 of the Final Payment and (ii) the Prepayment Fee of $1,500. The Company recorded a loss of $1,939 in extinguishment of debts, net on the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2021.

Note 7. Daewoong Convertible Note

On July 6, 2020, the Company entered into a Convertible Promissory Note Purchase Agreement with Daewoong for the principal amount of $40,000 (the "Daewoong Convertible Note"), which was funded on July 30, 2020. Additionally, on July 6, 2020, the Company, Daewoong and Oxford entered into a Subordination Agreement pursuant to which the Daewoong Convertible Note was subordinated to the Company's obligations under the Loan Agreement.

The Daewoong Convertible Note bore interest at a rate of 3.0% payable semi-annually in arrears on June 30th and December 31st of each year and was to mature on July 30, 2025, subject to earlier conversion as provided below. Interest was initially paid in kind by adding the accrued amount thereof to the outstanding principal amount on a semi-annual basis on June 30th and December 31st of each calendar year for so long as any principal amount under the Oxford Term Loan remained outstanding and the Subordination Agreement was not terminated. Interest became payable in cash after the Oxford Term Loan was repaid in full, and the Subordination Agreement was terminated on January 4, 2021.

On March 23, 2021, the outstanding principal balance including all accrued and unpaid interest thereon, of $40,779 was converted, at the conversion price of $13.00 per share, into 3,136,869 shares of the Company's common stock under the Conversion Agreement (as defined in *Note 11.)*. The conversion was accounted for as an extinguishment of debt resulting in a gain of $971, which is recorded in loss from extinguishment of debts, net on the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2021. The Daewoong Convertible Note was not registered, and the shares of the Company's common stock issued upon conversion of the Daewoong Convertible Note have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. See *Note 11. Medytox/Allergan Settlement Agreements and Daewoong Arrangement* for the details of the Conversion Agreement.

Note 8.   Operating Leases

The Company's corporate headquarters in Newport Beach, California is leased under a five-year non-cancelable operating lease, which expires on January 31, 2025. Lease payments increase each year on February 1 based on an annual rent escalation clause. The Company may, under certain circumstances, terminate the lease on the 36-month anniversary of the lease commencement date by providing a written notice 12 months prior to such anniversary and paying a termination fee equal to six months basic rent plus certain other expenses. The Company has an option to extend the term of the lease for an additional 60 months, which is not recognized as part of its ROU assets and lease liabilities.

The Company's lease agreement does not contain any residual value guarantees or material restrictive covenants. The payments associated with the renewal will only be included in the measurement of the lease liability and ROU assets if the exercise of the renewal option is determined to be reasonably certain. The Company considers the timing of the renewal period and other economic factors such as the financial implications of a decision to extend or not to extend a lease in determining if the renewal option is reasonably certain to be exercised.

The components of operating lease expense are as follows:

	Year Ended December 31,			
	2022		**2021**	
Fixed operating lease expense	$	1,084	$	1,065
Variable operating lease expense		91		64
	$	1,175	$	1,129

The weighted-average remaining lease term and discount rate are as follows:

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

	As of December 31,	
	2022	**2021**
Weighted-average remaining lease term (years)	2.1	3.1
Weighted-average discount rate	9.4%	9.4%

Operating lease expenses were included in the selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss. Operating lease right-of-use assets and related current and noncurrent operating lease liabilities are presented in the accompanying consolidated balance sheets.

The following table presents the future minimum payments under the operating lease agreements with non-cancelable terms as of December 31, 2022:

Fiscal year		
2023	$	1,320
2024		1,377
2025		115
Total operating lease payments		2,812
Less: imputed interest		(268)
Present value of operating lease liabilities	$	2,544

Note 9. Commitments and Contingencies

Purchase Commitments

As of December 31, 2022, the Company has entered into commitments to purchase services and products for an aggregate amount of approximately $2,177. Certain minimum purchase commitments related to the purchase of Jeuveau® are described below.

License and Supply Agreement

The Daewoong Agreement includes certain minimum annual purchases that the Company is required to make in order to maintain the exclusivity of the license. The Company may, however, meet these minimum purchase obligations by achieving certain market share in the licensed territories. These potential minimum purchase obligations are contingent upon the occurrence of future events, including receipt of governmental approvals and the Company's future market share in various jurisdictions.

Legal Proceedings

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. No amounts were accrued as of December 31, 2022 and 2021.

Securities Class Action Lawsuit

On October 16 and 28, 2020, two putative securities class action complaints were filed in the U.S. District Court for the Southern District of New York by Evolus shareholders Armin Malakouti and Clinton Cox, respectively, naming the Company and certain of its officers as defendants. The complaints assert violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, claiming that the defendants made false and materially misleading statements and failed to disclose material adverse facts related to the Company's acquisition of the right to sell Jeuveau®, the complaint against the Company filed by Allergan and Medytox in the U.S. International Trade Commission related to Jeuveau® (the "ITC Action"), and risks related to the ITC Action. The complaints assert a putative class period of February 1, 2019 to July 6, 2020. The court consolidated the actions on November 13, 2020, under the caption

Evolus, Inc.
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

In re Evolus Inc. Securities Litigation, No. 1:20-cv-08647 (PGG). On September 17, 2021, the court appointed a lead plaintiff and lead counsel. On November 17, 2021, the lead plaintiff filed an amended class action complaint against the Company, three of its officers, and Alphaeon Corporation, the Company's former majority shareholder. On January 18, 2022, the Company and the officer defendants served their motion to dismiss the amended complaint. On February 10, 2022, Alphaeon Corporation served its motion to dismiss the amended complaint. Both motions were fully briefed on June 16, 2022. The outcome of the legal proceeding is uncertain at this point. Based on information available to the Company at present, management cannot reasonably estimate a range of loss with respect to this matter.

Shareholder Derivative Lawsuit

On November 27, 2020 and December 2, 2020, two putative Evolus shareholders filed substantially similar shareholder derivative actions in the U.S. District Court for the Southern District of New York against certain of the Company's officers and directors as defendants. The complaints alleged substantially similar facts as those in the Securities Class Action and assert claims for, among other things, breach of fiduciary duty, waste of corporate assets, unjust enrichment, and violations of Section 14(a) of the Exchange Act and for contribution under Sections 10(b) and 21(D) of the Exchange Act. On December 29, 2020, the plaintiffs filed a joint stipulation to consolidate their actions and on February 5, 2021, the court consolidated the action under the caption *In re Evolus, Inc. Derivative Litigation*, No. 1:20-cv-09986-PPG, and adjourned defendants' time to move, answer or otherwise respond to the complaints. On September 20, 2021, the court so-ordered the parties' stipulated stay of the consolidated derivative suit pending the court's decision on the defendants' motion to dismiss the Securities Class Action.

It is possible that additional suits will be filed, or additional allegations will be made by stockholders, with respect to these same or similar or other matters and also naming the Company and/or its officers and directors as defendants. The Company believes that the complaints are without merit and intends to vigorously defend against it. However, the outcome of the legal proceeding is uncertain at this point. Based on information available to the Company at present, management cannot reasonably estimate a range of loss with respect to this matter.

Books and Records Demand

On March 5, 2021, the Company received a letter from a putative stockholder demanding inspection of specified categories of the Company's books and records under Section 220 of the Delaware General Corporations Law. The Company was subsequently informed that the stockholder sold his shares of the Company's common stock. On October 13, 2021, the Company received a substantially similar demand to inspect specified categories of the Company's books and records under Section 220 of the Delaware General Corporations Law from another putative stockholder. The subject of the demand is substantially similar to the allegations in the putative securities class action and derivative complaints described above. The Company responded to the demand in December 2021. The outcome of this matter is uncertain at this point. Based on information available to the Company at present, management cannot reasonably estimate a range of loss with respect to this matter.

Other Legal Matters

The Company is, from time to time, involved in various litigation matters or regulatory encounters arising in the ordinary course of business that could result in unasserted or asserted claims or litigation. These other matters may raise difficult and complex legal issues and are subject to many uncertainties, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit or regulatory encounter is brought, and differences in applicable laws and regulations. Except as set forth above, the Company does not believe that these other matters would have a material adverse effect on its accompanying financial position, results of operations or cash flows. However, the resolution of one or more of the other matters in any reporting period could have a material adverse impact on the Company's financial results for that period.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company's exposure under these agreements is unknown because they involve claims that may be made against the Company in the future, but have not yet been made. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. No amounts were accrued as of December 31, 2022.

Evolus, Inc.
Notes to Consolidated Financial Statements
(in thousands, except share and per share data)

Note 10.   Stockholders' Equity

Preferred Stock

The Company has 10,000,000 authorized shares of preferred stock with a par value of $0.00001 per share. As of December 31, 2022, no shares of its preferred stock were issued and outstanding.

Common Stock

The Company has 100,000,000 authorized shares of common stock with a par value of $0.00001 per share. As of December 31, 2022, 56,260,570 shares of its common stock were issued and outstanding.

On February 28, 2021, the Company issued 6,762,652 shares of its common stock to Medytox pursuant to the Share Issuance Agreement. See *Note 11. Medytox/Allergan Settlement Agreements and Daewoong Arrangement* for additional information.

On March 25, 2021, the Company issued 3,136,869 shares of its common stock to Daewoong in connection with the conversion of Daewoong Convertible Note. See *Note 7. Daewoong Convertible Note* for additional information.

In April 2021, the Company completed a follow-on public offering and issued 10,350,000 shares of its common stock, which included the exercise in full by the underwriters of their option to purchase an additional 1,350,000 shares of common stock, at a price to the public of $9.50 per share. The Company received net proceeds of approximately $92,426 from the offering, after deducting underwriting discounts and commissions, excluding other offering expenses.

"At-the-market" Offerings of Common Stock

On March 26, 2021, the Company entered into an "at-the-market" sales agreement with SVB Leerink LLC (the "Sales Agent") pursuant to which shares of the Company's common stock could be sold from time to time for aggregate gross proceeds of up to $75,000 (the "ATM Program"). The Sales Agent was entitled to compensation, at a commission rate equal to 3.0% of the gross proceeds from sales of the Company's common shares under the ATM Program. Since August 2021, the Company has not sold any shares under the ATM Program, and the Company terminated the ATM Program in May 2022.

For the year ended December 31, 2021, the Company sold a total of 934,367 shares of its common stock pursuant to the ATM Program at the prevailing market prices for total net proceeds of $10,910 and paid total commissions of $337 to the Sales Agent.

2017 Omnibus Incentive Plan and Stock-based Compensation Allocation

The Company's 2017 Omnibus Incentive Plan (the "Plan") provides for the grant of incentive options to employees of the Company, and for the grant of non-statutory options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to the Company's officers, directors, consultants and employees of the Company. The maximum number of shares of common stock that may be issued under the Plan is 4,361,291 shares, plus an annual increase on each anniversary of November 21, 2017 equal to 4.0% of the total issued and outstanding shares of the Company's common stock as of such anniversary (or such lesser number of shares as may be determined by the Company's Board of Directors). On November 21, 2022 and 2021, an additional 2,249,863 shares and 2,223,080 shares, respectively, were reserved under the evergreen provision of the Plan. As of December 31, 2022, the Company had an aggregate of 3,515,904 shares of its common stock available for future issuance under the Plan.

Inducement Grants

From time to time, the Company has granted equity awards to its newly hired employees, including executives, in accordance with Nasdaq Listing Rule 5635(c)(4) and outside of the Company's Plan. Such grants were made pursuant to a stand-alone nonstatutory stock option agreement and a stand-alone RSU agreement, which were approved by the Compensation Committee of the Board of Directors. Any shares underlying the inducement grants are not, upon forfeiture, cancellation or expiration, returned to a pool of shares reserved for future issuance.

In February 2022, the Company granted options to purchase 171,103 shares of common stock and 39,012 RSUs as a material inducement for the employment of the Senior Vice President of Corporate Development. In September 2022, the Company

83

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

granted options to purchase 169,158 shares of common stock and 36,443 RSUs as a material inducement for the employment of the Chief Financial Officer. As of December 31, 2022, stock options to purchase 169,158 shares of common stock and 36,443 RSUs remained outstanding outside of the Plan.

Stock-Based Award Activity and Balances

Options are granted at exercise prices based on the Company's common stock price on the date of grant. The options and RSU grants generally vest over a one- to four-year period. There have been no awards granted with performance conditions or market conditions for the periods presented. The options have a contractual term of ten years. The fair value of options is estimated using the Black-Scholes option pricing model, which has various inputs, including the grant date common share price, exercise price, risk-free interest rate, volatility, expected life and dividend yield. The change of any of these inputs could significantly impact the determination of the fair value of the Company's options as well as significantly impact its results of operations. The fair value of RSU grants is determined at the grant date based on the common share price. The Company records stock-based compensation expense net of actual forfeitures when they occur.

The significant assumptions used in the Black-Scholes option-pricing are as follows:

- *Expected Volatility.* The Company has limited data regarding company-specific historical or implied volatility of its share price. Consequently, the Company estimates its volatility based on the average historical volatility of the stock price from a set of peer companies and its own stock performance, since our shares do not have sufficient trading history. Management considers factors such as stage of life cycle, competitors, size, market capitalization and financial leverage in the selection of similar entities.

- *Expected Term.* The expected term represents the period of time in which the options granted are expected to be outstanding. The Company estimates the expected term of options with consideration of vesting date, contractual term, and historical experience. The expected term of "plain vanilla" options is estimated based on the midpoint between the vesting date and the end of the contractual term under the simplified method permitted by the SEC implementation guidance. The weighted-average expected term of the Company's options is approximately six years.

- *Risk-Free Rate.* The risk-free interest rate is selected based upon the implied yields in effect at the time of the option grant on U.S. Treasury zero-coupon issues with a term approximately equal to the expected life of the option being valued.

- *Dividends.* The Company does not anticipate paying cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield rate of zero.

The weighted-averages for assumptions used in determining the fair value of stock options granted were as follows:

	Year Ended December 31,	
	2022	**2021**
Volatility	78.9%	78.9%
Risk-free interest rate	2.1%	1.2%
Expected life (years)	6.19	6.25
Dividend yield rate	—%	—%

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

A summary of stock option activity for the year ended December 31, 2022 and 2021, is presented below:

	Stock Options		Weighted Average Exercise Per Share	Weighted Average Remaining Contractual Terms (Years)		Aggregate Intrinsic Value
Outstanding as of December 31, 2020	4,407,498	$	12.20	7.66	$	50
Granted	357,125		9.18			
Exercised	(99,435)		9.81			
Cancelled/forfeited	(742,902)		16.21			
Outstanding as of December 31, 2021	3,922,286	$	11.23	7.10	$	455
Granted	1,773,043		6.82			
Exercised	(53,098)		10.08			
Cancelled/forfeited	(872,710)		13.19			
Outstanding as of December 31, 2022	4,769,521	$	9.24	7.02	$	2,911
Exercisable as of December 31, 2022	2,893,817	$	10.10	5.92	$	792
Vested and expected to vest as of December 31, 2022	4,769,521	$	9.24	7.02	$	2,911

The aggregate intrinsic value of outstanding and exercisable options represents the excess of the fair market value of the Company's common stock over the exercise price of underlying options as of December 31, 2022 and 2021. The total intrinsic value of options exercised was $55 and $200 during the year ended December 31, 2022 and 2021, respectively.

During the years ended December 31, 2022 and 2021, the Company recorded expenses related to stock options of $4,631 and $5,302, respectively. As of December 31, 2022, there was $6,821 of total unrecognized compensation cost, net of actual forfeitures, related to stock option-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.58 years.

A summary of RSU activity under the Plan for the year ended December 31, 2022 and 2021, is presented below:

	Restricted Stock Units		Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2020	1,173,741	$	6.42
Granted	1,850,243		7.94
Vested	(566,788)		5.08
Forfeited	(530,729)		7.22
Outstanding as of December 31, 2021	1,926,467	$	8.06
Granted	1,890,533		7.00
Vested	(630,484)		8.02
Forfeited	(490,059)		7.21
Outstanding as of December 31, 2022	2,696,457	$	7.48

During the years ended December 31, 2022 and 2021, the Company recorded expenses related to restricted stock units of $6,202 and $4,274, respectively. Total fair value of RSUs vested during the years ended December 31, 2022 and 2021 was

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

$6,008 and $5,892, respectively. As of December 31, 2022, there was $15,509 of total unrecognized compensation cost, net of actual forfeitures, related to RSU-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.67 years.

The following table summarizes stock-based compensation expense arising from the above Plan:

	Year Ended December 31,			
	2022		**2021**	
Selling, general and administrative	$	10,565	$	9,372
Research and development		268		204
Total stock-based compensation expense	$	10,833	$	9,576

Note 11. Medytox/Allergan Settlement Agreements and Daewoong Arrangement

Medytox/Allergan Settlement Agreements

U.S. Settlement Agreement

Effective February 18, 2021, the Company, Allergan and Medytox entered into a Settlement and License Agreement (the "U.S. Settlement Agreement"), pursuant to which, among other things: (i) Allergan and Medytox agreed to file a petition requesting the remedial orders related to the ITC Action be rescinded with respect to the Company; (ii) Medytox agreed to dismiss substantially similar litigation in California against the Company; (iii) the Company, on the one hand, and Medytox and Allergan, on the other hand, agreed to mutually release certain claims they may have against one another and their respective affiliates; (iv) Allergan and Medytox granted to the Company and its agents a license to manufacture and commercialize certain products identified in the U.S. Settlement Agreement, including Jeuveau® (the "Licensed Products"), in the United States during the 21 month period that, pursuant to the ITC Action, the Company was restricted from, among other things, selling, marketing, or promoting such imported Jeuveau® in the United States (the "Restricted Period"); (v) the Company agreed to pay to Allergan and Medytox $35,000 in multiple payments over two years, of which the Company paid the first cash payment of $15,000 in the third quarter of 2021, the second cash payment of $15,000 in the first quarter of 2022, and the final cash payment of $5,000 in the first quarter of 2023; and (vi) during the Restricted Period, the Company agreed to pay to Allergan and Medytox certain confidential royalties on the sale of Licensed Products, calculated on dollar amount per vial sold of Licensed Products by or on behalf of the Company in the United States. Royalties for sales during the Restricted Period ended on September 16, 2022.

ROW Settlement Agreement

Effective February 18, 2021, the Company and Medytox entered into a Settlement and License Agreement (the "ROW Settlement Agreement" and, together with the U.S. Settlement Agreement, the "Medytox/Allergan Settlement Agreements"), pursuant to which, among other things: (i) the Company and Medytox agreed to mutually release certain claims they may have against one another and their respective affiliates; (ii) Medytox granted to the Company and its agents a license to manufacture and commercialize the Licensed Products, in Canada, the European Union, Switzerland, member countries and cooperating countries of the European Economic Area, certain members of the Commonwealth of Independent States, South Africa, Australia and Japan (the "ROW Territories") during the Restricted Period; (iii) Medytox granted to the Company and its agents a fully paid up license to manufacture and commercialize the Licensed Products in the ROW Territories and the United States from the end of the Restricted Period (the "Medytox License Period"); (iv) the Company and Medytox agreed to enter into the Share Issuance Agreement (as defined below) pursuant to which the Company issued 6,762,652 shares (the "Settlement Shares") of the Company's common stock, par value $0.00001 per share, to Medytox; (v) the Company and Medytox agreed to enter into the Registration Rights Agreement (as defined below), pursuant to which the Company granted certain registration rights to Medytox with respect to the Settlement Shares; (vi) during the Restricted Period that ended September 16, 2022, the Company agreed to pay Medytox a confidential low-double digit royalty on net sales of the Licensed Products sold by or on behalf of the Company in the ROW Territories; and (vii) during the Medytox License Period from September 17, 2022 to September 16, 2032, the Company agreed to pay Medytox a mid-single digit royalty percentage on net sales of the Licensed Products sold by or on behalf of the Company in the United States and the ROW Territories.

Share Issuance Agreement

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

In connection with the execution of the ROW Settlement Agreement, the Company and Medytox entered into a Share Issuance Agreement effective February 18, 2021 (the "Share Issuance Agreement"). Pursuant to the Share Issuance Agreement and subject to the terms and conditions set forth therein, among other things, the Company issued to Medytox the Settlement Shares to enter into the ROW Settlement Agreement and in consideration for Medytox's representations, warranties, and other agreements set forth in the Share Issuance Agreement. The Settlement Shares are subject to contractual restrictions on transfer that, subject to certain limited exceptions such as transfers to affiliates, prevented Medytox from transferring any shares of common stock prior to February 16, 2022 and, thereafter, prohibit Medytox from transferring more than 25% of the shares it holds prior to September 16, 2023, more than 50% of the shares it holds prior to September 16, 2024 and more than 75% of the shares it holds prior to September 16, 2025, with such contractual restrictions terminating on September 16, 2025.

Registration Rights Agreement

In connection with the execution of the ROW Settlement Agreement, the Company and Medytox also entered into a Registration Rights Agreement effective February 18, 2021 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, among other things, the Company agreed, after March 31, 2022, (i) to comply with certain requests by Medytox to register for sale, under the Securities Act, the Settlement Shares, and (ii) to include the Settlement Shares in certain registrations by the Company of its securities for sale under the Securities Act, to the extent requested by Medytox, in each case subject to certain customary conditions, exceptions and limitations as set forth in the Registration Rights Agreement.

In addition, Medytox's registration rights under the Registration Rights Agreement will terminate at such time that Medytox is able to sell all of the Settlement Shares over a three-month period, or less, pursuant to an exemption to registration under the Securities Act.

As of December 31, 2022, the Company accrued $2,618 for royalties under the Medytox/Allergan Settlement Agreements and $5,000 of accrued litigation settlement expense. As of December 31, 2021, the Company accrued $12,447 for royalties under the Medytox/Allergan Settlement Agreements and $20,000 of accrued litigation settlement expense.

Daewoong Settlement Agreement

Daewoong Arrangement

On March 23, 2021, the Company and Daewoong entered into a Confidential Settlement and Release Agreement (the "Daewoong Settlement Agreement"), pursuant to which, among other things: (i) Daewoong agreed to (a) pay to the Company an amount equal to $25,500, which the Company received in April 2021, (b) pay certain legal fees incurred by the Company's litigation counsel in connection with its defense of the ITC Action (including any appeal of the resulting remedial orders), (c) cancel all remaining milestone payments, totaling $10,500 in aggregate, and (d) reimburse the Company certain amounts (calculated on a dollar amount per vials sold basis in the United States) for sales of certain products with respect to which the Company is required to pay Medytox and Allergan royalties pursuant to the U.S. Settlement Agreement; and (ii) the Company agreed to (a) release, on behalf of itself and certain of its affiliates and representatives, certain claims they may have against Daewoong related to the allegations made in or the subject matter of the Medytox/Allergan Actions, or any orders, remedies and losses resulting from the Medytox/Allergan Actions, and (b) coordinate with Daewoong on certain matters related to the Medytox/Allergan Actions.

Conversion Agreement

In connection with the execution of the Daewoong Settlement Agreement, the Company and Daewoong also entered into a Convertible Promissory Note Conversion Agreement (the "Conversion Agreement"), pursuant to which, among other things, (i) the principal balance under the Daewoong Convertible Note, together with all accrued and unpaid interest thereon, in the amount of $40,779 was converted into 3,136,869 shares of Common Stock at the conversion price of $13.00 per share (the "Conversion Shares"); and (ii) the Daewoong Convertible Note was deemed cancelled and satisfied in full in connection with such conversion.

After the conversion, shares owned by Daewoong, together with its affiliates and attribution parties, did not exceed 9.99% of the Company's then outstanding common shares immediately following such issuance, as required under the terms of the Daewoong Convertible Note.

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

Daewoong Agreement Amendment

In connection with the execution of the Daewoong Settlement Agreement, on March 23, 2021, the Company and Daewoong also entered into the Third Amendment to the Supply Agreement (the "Daewoong Agreement Amendment"). Pursuant to the Daewoong Agreement Amendment, the parties amended the Daewoong Agreement to (i) expand the territory within which the Company may distribute Jeuveau® to certain countries in Europe, (ii) reduce the period of time with respect to which the Company is required to deliver binding forecasts to Daewoong; (iii) introduce certain limitations on Daewoong's ability to convert the Company's exclusive license for certain territories to a non-exclusive license in the event the Company fails to meet certain minimum purchase requirements for such territory; (iv) adjust the minimum purchase requirements and reduce the transfer price per vial of Jeuveau® applicable to various territories, (v) require that any Jeuveau® supplied by Daewoong match certain shelf-life thresholds, and (vi) prohibit the Company from sharing certain confidential information of Daewoong with Medytox or its affiliates or representatives.

As of December 31, 2022, the Company did not have a reimbursement receivable form Daewoong. As of December 31, 2021, the Company had $5,657 in reimbursement receivable from Daewoong in other current assets in the accompanying consolidated balance sheets. Total inventory payments to Daewoong were $50,685 and $32,898 for the years ended December 31, 2022 and 2021, respectively.

Note 12. Employee Benefit Plan

The Company maintains a defined contribution 401(k) plan covering substantially all employees. Matching contributions totaled $773 and $481 for the years ended December 31, 2022 and 2021, respectively.

Note 13.   Income Taxes

The Company's loss before income taxes was generated from its U.S. operations and foreign operations as follows:

	Year Ended December 31,			
		2022		2021
United States	$	66,103	$	46,768
Foreign		8,214		—
Loss before taxes	$	74,317	$	46,768

The following table shows the expense (benefit) for income taxes:

	Year Ended December 31,			
		2022		2021
Current provision:				
Federal	$	—	$	—
State		113		27
Foreign		—		—
Total current provision	$	113	$	27
Deferred provision (benefit):				
Federal	$	(8)	$	20
State		(10)		(5)
Foreign		—		—
Total deferred (benefit) provision	$	(18)	$	15
Total provision for income taxes	$	95	$	42

As of December 31, 2022, the Company has federal net operating loss ("NOL") carryforwards of $318,819, of which $72,579 will begin to expire in 2034. The federal NOLs generated in 2018 and in the subsequent years in the amount of $246,240

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

have an indefinite carryforward period. As of December 31, 2022, the Company has state NOL carryforwards of $214,279, which will begin to expire in 2029. As of December 31, 2022, the Company has federal research and development ("R&D") credit carryforwards of $2,929, which will begin to expire in 2034. The Company also has California R&D credit carryforwards of $2,918, which has an indefinite carryforward period.

The NOL and the R&D credit carryforwards generated by the Company in tax years ended February 11, 2018 and prior have been included in the consolidated and unitary income tax returns of Alphaeon Corporation ("Alphaeon"). After the Company left Alphaeon consolidated and unitary income tax group on February 11, 2018, the Company files its own standalone income tax returns. Deferred tax assets in the accompanying consolidated financial statements reflect the Company's standalone tax attributes that are reportable on its own income tax returns.

In general, if a company experiences a greater than 50 percentage point aggregate change in ownership of certain significant stockholders over a three-year period, utilization of its pre-change NOL carryforwards and R&D credit carryforwards is subject to an annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and similar state laws. The annual limitation generally is determined by multiplying the value of the Company's stock at the time of such ownership change, subject to certain adjustments, by the applicable long-term tax-exempt rate. The annual limitations may result in the expiration of NOL and R&D credit carryforwards before utilization and may be material. The Company has started but has not completed an analysis to determine whether its NOL and R&D credits generated through December 31, 2022 are likely to be limited by Section 382 and 383. The Company anticipates that an ownership change as defined under Section 382 may have occurred and that the resulting limitation would significantly reduce the Company's ability to utilize its NOL and R&D credit carryforwards before they expire. Additionally, future ownership changes under Section 382 and 383 may also limit the Company's ability to fully utilize any remaining tax benefits. The Company's net deferred income tax assets have been offset by a valuation allowance. Therefore, any resulting reduction to the Company's NOL and R&D credit carryforwards once the analysis is complete will be offset by a corresponding reduction of the valuation allowance and there would be no impact on the Company's consolidated balance sheet, statement of operations, or cash flows.

The components of deferred tax assets and liabilities were as follows:

| | As of December 31, | |
	2022	2021
Deferred income tax assets:		
Net operating losses	$ 80,494	$ 67,039
Stock compensation	5,168	2,839
Research and Development credits	2,617	2,617
Accrued compensation	4,675	4,017
Operating lease liabilities	646	893
Accrued legal settlement	19,203	20,276
R&E Capitalization	1,100	—
Other, net	2,135	216
Valuation allowance	(103,695)	(85,527)
Total deferred income tax assets	12,343	12,370
Deferred income tax liabilities:		
Intangible amortization	(11,525)	(11,528)
Operating lease right-of-use assets	(495)	(690)
Fixed asset depreciation	(345)	(192)
Total deferred income tax liabilities	(12,365)	(12,410)
Net deferred income taxes	$ (22)	$ (40)

Evolus, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

A reconciliation of the difference between the provision (benefit) for income taxes and income taxes at the statutory U.S. federal income tax rate is as follows:

	Year Ended December 31,	
	2022	**2021**
Income tax at statutory rate	$ (15,607)	$ (9,832)
State income taxes, net of Federal benefit	(2,673)	(1,872)
Revaluation of contingent royalty obligation	1,462	1,595
Meals and entertainment	358	230
Change in state tax rate	(3)	129
Officers' compensation	(1,529)	2,076
Foreign Rate Differential	10	—
Stock compensation	299	(17)
Promissory note - debt discount	—	120
Other, net	(391)	399
Valuation allowance	18,169	7,214
Income tax provision (benefit)	$ 95	$ 42

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,	
	2022	**2021**
Beginning balance	$ 2,924	$ 2,924
Increases to current year tax positions	—	—
Ending balance	$ 2,924	$ 2,924

The Company has considered the amounts and probabilities of the outcomes that can be realized upon ultimate settlement with the tax authorities and determined unrecognized tax benefits primarily related to credits should be established as noted in the summary rollforward above. The Company's effective income tax rate would not be impacted if the unrecognized tax benefits are recognized. Additional amounts in the summary rollforward could impact the Company's effective tax rate if it did not maintain a full valuation allowance on its net deferred tax assets. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There were no accrued interest and penalties associated with uncertain tax positions as of December 31, 2022 and 2021. The Company's tax returns for all years since inception are open for audit.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, our principal executive and principal financial officers, respectively, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act of 1934, as amended, as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective (a) to ensure that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (b) to include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of senior management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the evaluation under that framework and applicable SEC rules, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm on our internal control over financial reporting due to an exemption established pursuant to the JOBS Act for "emerging growth companies" and our status as a non-accelerated filer.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Internal Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management overriding of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

The following sets forth certain information, as of the date of this Annual Report, concerning our directors and executive officers.

Name	Age	Position(s)
Executive Officers and Director:		
David Moatazedi	45	President, Chief Executive Officer and Director
Sandra Beaver	45	Chief Financial Officer
Rui Avelar, M.D.	61	Chief Medical Officer and Head of Research & Development
Non-Employee Directors:		
Vikram Malik	60	Chairman of the Board
David Gill	68	Director
Robert Hayman	64	Director
Peter Farrell, Ph.D, D.Sc	80	Director
Simone Blank	60	Director
Brady Stewart	47	Director
Karah Parschauer	45	Director

Executive Officers and Director

David Moatazedi has served as our President, Chief Executive Officer and as a member of our board of directors, since May 2018. Prior to that time, Mr. Moatazedi was the Senior Vice President at Allergan, Inc., or Allergan, and division head of the U.S. Medical Aesthetics division, which includes facial aesthetics, plastic surgery, regenerative medicine, body contouring, and skin care products from March 2016 to May 2018. From March 2017 to June 2020, Mr. Moatazedi served as a member of the board of directors of Obalon Therapeutics, Inc., a public medical device company focused on developing and commercializing medical devices to treat obese and overweight people by facilitating weight loss. Mr. Moatazedi worked in various leadership capacities within Allergan since March 2005, including as Vice President, Sales and Marketing of the U.S. Facial Aesthetics division from August 2014 to March 2016 and Vice President, Sales and Market of the U.S. Plastic Surgery division from February 2013 to August 2014. Prior to Allergan, Mr. Moatazedi was a district manager at Novartis Pharmaceuticals for the Dermatology division. Mr. Moatazedi holds an M.B.A. from Pepperdine University and a B.A. from California State University, Long Beach.

We believe that Mr. Moatazedi's extensive leadership experience, his position as President and Chief Executive Officer of Evolus, knowledge of our company and industry knowledge qualify him to serve on the board of directors.

Other public company directorships: Mr. Moatazedi has served on the board of directors Biomerica, Inc. since December 2022. Mr. Moatazedi formerly served on the board of directors of Obalon Therapeutics, Inc. from March 2017 to June 2020.

Sandra Beaver has served as our Chief Financial Officer since September 2022. From October 2019 to September 2022, Mrs. Beaver served as Senior Vice President of Finance at Experian, a global information services company, where she was responsible for half of company's North America B2B business units. From November 2002 to September 2019, Mrs. Beaver held roles with increasing levels of responsibility and scope including Vice President of Consolidated Financial Planning & Analysis, and Vice President and Chief Financial Officer at Game Technology PLC. Mrs. Beaver holds a B.A. from the Isenberg School of Management at the University of Massachusetts Amherst.

Rui Avelar, M.D. has served as our Chief Medical Officer since January 2014 and was appointed to the additional position of Head of Research and Development in August 2018. From January 2014 to February 2018, Dr. Avelar also served as the Chief Medical Officer of Alphaeon. From March 2011 to December 2013, he served as Chief Medical Officer of Allergan Medical, where he was responsible for clinical development, clinical operations, safety, medical writing, biostatistics and regulatory matters. Dr. Avelar holds a M.D. from the University of Toronto and has received training accreditation in Sports Medicine from the Canadian Academy of Sports Medicine.

Non-Employee Directors

93

Vikram Malik has served as a member and the Chairman of our board of directors since January 2018. Since December 2020, Mr. Malik has served as President and a director of Priveterra Acquisition Corp. a blank-check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Mr. Malik previously has served as a member of Aeon Biopharma's board of directors since April 2014. From January 2020 to August 2022 Mr. Malik served on the board of managers of Alphaeon 1, LLC. From May 2013 to June 2022, Mr. Malik has served as the Managing Partner of Strathspey Crown Holdings Group, LLC. From August 2011 to May 2013, Mr. Malik served as Vice Chairman, Investment Banking for Deutsche Bank Securities, Inc. From November 2010 to August 2011, Mr. Malik served as a Managing Director in the Healthcare Corporate and Investment Banking Group of Merrill Lynch, Pierce, Fenner & Smith Incorporated. From June 2000 to November 2010, Mr. Malik served as the Managing Director of Banc of America Securities, LLC. Mr. Malik received a B.A. in Economics from Delhi University and an M.B.A. from Boston University Graduate School of Management.

We believe Mr. Malik's extensive experience in the investment banking and financial services industry qualifies him to serve on the board of directors.

Other public company directorships: Mr. Malik has served on the board of directors of Priveterra Acquisition Corp. since December 2020.

David Gill has served as a member of our board of directors since February 2018. From February 2021 to October 2021, Mr. Gill has over 30 years' experience in the medical device and life sciences industries and most recently served as the Chief Financial Officer of Perspectum, Ltd, a healthcare technology company which transforms the clinical management of metabolic disease and cancer. Mr. Gill also currently serves as a director of Y-mAbs Therapeutics, Inc. as well as several private companies. Previously he served on the board of directors of Strongbridge Biopharma, PLC from September 2019 to October 2021, Histogenics, Inc. from January 2015 to July 2019, Melinta Therapeutics, Inc (f/k/a Cempra Inc. from April 2012 to April 2020, and Strata Skin Sciences from May 2018 to May 2020. Earlier in his career, Mr. Gill served in a variety of senior executive leadership roles for several publicly-traded companies, including EndoChoice, Inc., NxStage Medical, Inc., CTI Molecular Imaging, Inc., Interland Inc. and Novoste Corporation. Mr. Gill holds a B.S. in Accounting from Wake Forest University and an M.B.A. from Emory University, and is a certified public accountant (inactive).

We believe that Mr. Gill's extensive experience as an executive in the life sciences industry and his prior service as a senior-level executive in mature life sciences companies qualifies him to serve on the board of directors

Other public company directorships: Mr. Gill has served on the board of directors of Y-mAbs Therapeutics, Inc. since December 2017. Mr. Gill formerly served on the board of directors of Strongbridge Biopharma plc (September 2019 to October 2021), State Skin Sciences, Inc. (May 2018 to May 2020), Melinta Therapeutics (April 2012 to April 2020) and Histogenics Corporation (February 2015 to July 2019).

Robert Hayman has served as a member of our board of directors since January 2018. Since 2011, Mr. Hayman has served as the owner and Chief Executive Officer of Hayman Properties, a real estate investment and development business. Since 2015, Mr. Hayman has served as Principal, Chairman and Chief Executive Officer of Perimetrics, LLC, a dental diagnostic service company. From 1993 to February 2008, Mr. Hayman served as the co-founder, Chief Executive Officer and Chairman of Discus Dental, Inc. Mr. Hayman attended the Masters Degree program in Psychology at Pepperdine University, and received a B.S. in Business Administration from Boston University.

We believe Mr. Hayman's extensive business and leadership experience qualifies him to serve on the board of directors.

Peter Farrell, Ph.D., D.SC has served as a member of our board of directors since July 2019. Dr. Farrell is the founding Chairman of ResMed Inc., a leading developer and manufacturer of medical equipment for the diagnosis and treatment of sleep-disordered breathing. Dr. Farrell has been a Director and Chairman of the Board of Resmed since its inception in June 1989. He served as Chief Executive Officer of ResMed from 1990 to 2007 and again from February 2011 until March 2013. From March 2013 through December 2013, Dr. Farrell served as Executive Chairman of ResMed, and, in January 2014, he became non-executive Chairman. Since May 2018, Dr. Farrell has served as the Chairman of the Board of Arcturus Therapeutics, Ltd. From January 2005 to May 2018, Dr. Farrell served on the board of directors of Nuvasive, Inc. Dr. Farrell holds bachelor's and master's degrees in chemical engineering from the University of Sydney and the Massachusetts Institute of Technology, a Ph.D. in bioengineering from the University of Washington, Seattle and a Doctor of Science from the University of New South Wales for research related to dialysis and renal medicine.

We believe Dr. Farrell's extensive executive experience in the life science industry qualifies him to serve on the board of directors.

Other public company directorships: Dr. Farrell has served on the board of directors of Resmed, Inc. since June 1989 and on the board of directors of Arcuturus Therapeutics Holdings, Inc. since May 2018.

Simone Blank has served as a member of our board of directors since January 2018. Ms. Blank is the owner of Dental Innovations Apus BV and the co-owner of Dental Innovations BV, both private investment companies. Since 2013, Ms. Blank has served as a member of the board of directors of several private companies, including as the chairwoman of the board of directors of Aeon Biopharma since July 2016 and on the board of managers of Alphaeon 1, LLC from January 2020 to August 2022. From May 2006 to October 2013, Ms. Blank served as a member of the board of directors of Sirona Dental Systems Inc., or Sirona, a dental technology manufacturer previously listed on Nasdaq. From July 1999 to October 2013, Ms. Blank served as Executive Vice President and Chief Financial Officer of Sirona. Prior to July 1999, Ms. Blank was an engagement manager in the merger and acquisition transaction group of PricewaterhouseCoopers after having gained global financial experience as a certified public accountant and tax advisor. Ms. Blank received a M.Sc. in Economics from the University of Duisburg, Germany.

We believe Ms. Blank's extensive business, finance, and leadership experience qualifies her to serve on the board of directors.

Other public company directorships: Ms. Blank has served on the board of directors of APM Human Services International Pty. LTD since November 2021.

Brady Stewart has served as a member of our board of directors since January 2022. Mrs. Stewart has served as the Chief Commercial Officer of Forma Brands, LLC since April 2021. From May 2007 to April 2021, Mrs. Stewart held multiple roles at Levi Strauss & Co., culminating in the position of Senior Vice President and Managing Director, U.S. Direct to Consumer. Mrs. Stewart holds an M.B.A in Strategy and Operations from Harvard Business School and received a Bachelor's degree in Comparative Literature from Princeton University.

We believe Mrs. Stewarts's extensive business, digital marketing and leadership experience qualifies her to serve on the board of directors.

Karah Parschauer has served as a member of our board of directors since July 2019. Since June 2016, Mrs. Parschauer has served as Chief Legal Officer of Ultragenyx Pharmaceutical, Inc, or Ultragenyx. Prior to Ultragenyx, Mrs. Parschauer served in various executive capacities, and most recently as Vice President, Associate General Counsel, at Allergan plc, a pharmaceutical company, from June 2005 until June 2016. Prior to Allergan, Mrs. Parschauer was an attorney at Latham & Watkins LLP, where she practiced in the areas of mergers and acquisitions, securities offerings, and corporate governance. Mrs. Parschauer holds a B.A. in Biology from Miami University and a J.D. from Harvard Law School.

We believe Mrs. Parschauer's extensive experience within the aesthetics industry and as an attorney qualifies her to serve on the board of directors.

Other public company directorships: Mrs. Parschauer has served on the board of directors of Tenaya Therapeutics, Inc. since December 2021 and the board of directors of Anebulo Pharmaceuticals, Inc. since May 2021. Mrs. Parschauer formerly served on the board of directors of Arcuturus Therapeutics Holdings, Inc. from June 2019 to August 2021.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Audit Committee

We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Our audit committee consists of three directors: David Gill, Karah Parschauer and Peter Farrell. Mr. Gill is the chair of the audit committee.

The board of directors also determined that each of the current members of the audit committee is independent, as defined in the listing standards of Nasdaq and Rule 10A-3 under the Exchange Act. The board of directors has also determined that Mr. Gill qualifies is an audit committee financial expert in accordance with the standards of the SEC. In making this determination, our board of directors has considered Mr. Gill's extensive financial experience and business background.

Code of Conduct

Our board of directors has adopted a code of conduct that applies to all of our employees, officers and directors, including those officers responsible for financial reporting, which is available on our website, which is located at www.evolus.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website to the extent required by applicable rules of the SEC or Nasdaq.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers and directors and any persons owning more than ten percent of our common stock to file reports with the SEC to report their beneficial ownership of and transactions in our securities.

Based solely upon a review of the Section 16(a) reports that have been electronically filed with the SEC, along with written representations from our executive officers and directors, we believe that all required reports were timely filed during 2022, except for a Form 4 filed late on February 6, 2023 by Medytox, Inc, due to an administrative error, to report the purchase of shares of common stock on August 12 and 13, 2021 and the subsequent disposition of those shares on January 20, 2023.

Item 11. Executive Compensation.

Our named executive officers for the year ended December 31, 2022 are:

- David Moatazedi, our President and Chief Executive Officer;

- Sandra Beaver, our Chief Financial Officer;

- Rui Avelar, M.D., our Chief Medical Officer and Head of Research and Development; and

- Lauren Silvernail, our former Chief Financial Officer and Executive Vice President, Corporate Development.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future differ materially from the currently planned programs summarized in this discussion.

As noted above, we are an "emerging growth company," as that term is used in the JOBS Act, and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act.

Summary Compensation Table

The following table sets forth total compensation paid to our named executive officers for the fiscal years ended December 31, 2022 and 2021.

Name and Principal Position	Year	Salary		Bonus		Stock Awards[1]	Option Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
David Moatazedi	2022	$ 596,875		$ —		$ 1,170,002	$ 1,161,522	$ 643,200	$ 27,991	$ 3,599,590
President and Chief Executive Officer	2021	$ 571,875		$ —		$ 2,300,335	$ —	$ 632,500	$ 25,168	$ 3,529,878
Sandra Beaver	2022	$ 136,818	(5)	$ 100,000	(6)	$ 330,174	$ 1,125,002	$ 135,100	$ 313	$ 1,827,407
Chief Financial Officer	2021	$ —		$ —		$ —	$ —	$ —	$ —	$ —
Rui Avelar, M.D.	2022	$ 469,000		$ —		$ 292,498	$ 290,381	$ 202,400	$ 10,633	$ 1,264,912
Chief Medical Officer and Head of Research and Development	2021	$ 445,000		$ —		$ 582,300	$ —	$ 207,390	$ 7,687	$ 1,242,377
Lauren Silvernail[4]	2022	$ 184,167		$ —		$ 582,300	$ 290,381	$ —	$ 375,650	$ 1,432,498
Former Chief Financial Officer and Executive Vice President, Corporate Development	2021	$ 439,875		$ —		$ 582,300	$ —	$ 176,800	$ 13,212	$ 1,212,187

(1) Represents the aggregate grant date fair value of stock and option awards granted during 2022, computed in accordance with FASB ASC Topic 718. See *Note 10. Stockholders' Equity.*

(2) Represents annual performance-based cash bonuses paid by us, which were based on achievement of pre-determined key performance indicators by our board of directors for the 2022 and 2021 fiscal years. In accordance with her employment agreement, Mrs. Beaver's cash bonus was pro-rated to 75%.

(3) The table below shows the components of "All Other Compensation" for each of our named executive officers.

	Year	Company 401(k) Matching Contribution (A)		Insurance Premiums (B)		President's Club Sales Incentive Trip (C)		Severance (D)	
David Moatazedi	2022	$	7,000	$	4,704	$	16,287	$	—
	2021	$	7,000	$	4,089	$	14,079	$	—
Sandra Beaver	2022	$	—	$	313	$	—	$	—
	2021	$	—	$	—	$	—	$	—
Rui Avelar, M.D.	2022	$	4,625	$	6,008	$	—	$	—
	2021	$	2,308	$	5,379	$	—	$	—
Lauren Silvernail	2022	$	7,000	$	2,849	$	—	$	365,801
	2021	$	7,000	$	6,212	$	—	$	—

(A) Represents Company matching contributions under the Company's 401(k) plan.

(B) Represents premiums paid on behalf of named executive officer's under the Company's life insurance plan and, beginning in 2021, the Company's supplemental disability insurance plan.

(C) Represents the incremental cost for Mr. Moatazedi's spouse to attend, and certain personal expenses paid for by the Company in connection with Mr. Moatazedi's attendance at, the Company's President's Club event to recognize the Company's highest performing sales employees.

(D) Represents amounts paid pursuant to the Separation Agreement, as defined below, as a result of which Mrs. Silvernail received (i) a lump sum payment equal to 9 months of base salary, (ii) a lump sum payment representing Mrs. Silvernail's pro-rated 2022 bonus potential, (iii) Company–paid COBRA premiums for continued health insurance through September 30, 2023, and (iv) reimbursement of any business expenses submitted in accordance with our expense reimbursement policy. The terms of the Separation Agreement are described in more detail below under "- Agreements with Our Named Executive Officers."

(4)   Mrs. Silvernail retired from her position as Chief Financial Officer and Executive Vice President, Corporate Development, effective May 31, 2022.

(5) Mrs. Beaver joined the company as Chief Financial Officer in September 2022.

(6) As consideration for entering into her employment agreement, Mrs. Beaver received a $100,000 signing bonus in September 2022.

Narrative Explanation of the Summary Compensation Table

Compensation Philosophy

What We Do ☑	What We Don't Do ☒
Independent Compensation Committee. The Committee consists solely of independent directors who establish our compensation policies and practices.	**No Guaranteed Compensation**. No guaranteed cash incentives, equity compensation or salary increases for executive officers.
Independent Compensation Consultant. During 2021, the Committee engaged the services of Compensia, Inc. and Radford, an AON Company, to provide information, analysis, and other advice to assist with its responsibilities.	**No Excise Tax Payments**. We do not provide any excise tax reimbursement payments for any severance or change-in-control payments (including "gross-ups").
Annual Executive Compensation Review. The Committee conducts an annual review and approval of our compensation strategy, including a review and determination of our compensation peer group used for comparative purposes.	**No Excessive Perquisites**. We provide minimal perquisites and other personal benefits to our NEOs.
Emphasize Long-Term Equity Compensation. The Committee uses equity awards to deliver long-term incentive compensation opportunities to our executives, including our NEOs. These equity awards vest over multi-year periods, which serves our long-term value creation goals and retention objectives.	**No stock options granted below fair market value**. We do not grant any stock options with an exercise price below fair market value.
Prohibition on Hedging and Pledging. Under our Insider Trading Policy, we prohibit our employees from hedging any Evolus securities and from pledging any Evolus securities as collateral for a loan.	**No stock options re-pricing**. We have never re-priced any stock option issued to our executive officers.

Components of Executive Compensation

The compensation paid to our named executive officers consists of the following components:

- base salary;

- performance-based cash bonuses;

- long-term incentive compensation in the form of stock options and restricted stock units; and

- benefits consisting principally of health and welfare and 401(k) plan contributions.

Base Salary

We have entered into employment agreements with each of our named executive officers that establish annual base salaries, which are generally determined, approved and reviewed periodically by our compensation committee in order to compensate our named executive officers for the satisfactory performance of duties to the company. The following table presents the annual base salaries for each of our named executive officers for the years indicated, as further described under "—Agreements with our Named Executive Officers" below.

Name	Base Salary ($)	
	2022	2023
David Moatazedi	600,000	700,000
Sandra Beaver	420,000	440,000
Rui Avelar, M.D.	472,000	490,000
Lauren Silvernail	442,000	—

Performance-Based Cash Bonuses

Each of our named executive officers serving at the end of 2022, was eligible to receive an annual incentive (bonus) with a target amount equal to a percentage of his or her salary (100% for Mr. Moatazedi, 40% for Mrs. Beaver and 40% for Dr. Avelar) based on the achievement of corporate key performance indicators determined by our board of directors. The corporate key performance indicators for 2022 consisted primarily of (i) financial metrics, specifically achieving net revenue, non-GAAP operating expense and gross margin targets; (ii) commercial objectives, including consumer and customer metrics; (iii) international expansion strategic milestones; (iv) specified research and development goals, including the "Extra-Strength" study; (v) digital innovation milestones and (vi) employee engagement metrics, including diversity initiatives. For 2022, the Compensation Committee determined that the corporate key performance indicators had been achieved at 110% of the target level.

For 2022, Mr. Moatazedi's performance-based annual cash incentive was based 100% on his achievement of the corporate key performance indicators. Accordingly, his actual annual cash incentive for 2022 was 110% of his target annual incentive.

For 2022, Mr. Avelar and Mrs. Beaver were additionally evaluated based upon individual performance criteria. Applying this evaluation, the compensation committed determined that Mrs. Beaver and Dr. Avelar's actual annual incentive for 2022 was 110% of their target annual incentive.

For 2023, Mrs. Beaver and Dr. Avelar's bonus target percentage will increase from 40% to 45%.

Long-Term Incentive Compensation

Our equity-based incentive awards are designed to align our interests and the interests of our current and future stockholders with those of our employees, non-employee directors and consultants, including our named executive officers. Our board of directors, on the recommendation of our compensation committee, is responsible for approving equity grants for our executive officers. All equity compensation awards for our executive officers in 2022 were granted pursuant to our 2017 Omnibus Incentive Plan as further described under "-2017 Omnibus Incentive Plan" below.

2022 Equity Awards

In January 2022, each named executive officer, other than Sandra Beaver was granted a restricted stock unit award and a stock option award. In September 2022, upon her appointment to Chief Financial Officer, Mrs. Beaver received a grant of a restricted stock unit award and stock option award as inducement grants. Each named executive officer's restricted stock units and stock options granted in 2022 vest over a period of four years, with 1/4th of the shares subject to award vesting annually on each anniversary of the grant date, provided such executive remains in continuous service through the applicable vesting date.

Payments Upon Termination or Change in Control

Our named executive officers will be entitled to receive certain payments and benefits upon termination of their respective employment with our company, as described below under the section entitled "-Agreements with Our Named Executive Officers."

Agreements with Our Named Executive Officers

Below is a description of our employment agreements with Mr. Moatazedi, Mrs. Silvernail, Dr. Avelar, and Mrs. Beaver. As of the date hereof, each of our named executive officers' employment is "at will" and may be terminated at any time, subject to the severance benefits to which our named executive officers may be eligible for as further described below.

Employment Agreement with Mr. Moatazedi

We entered into an employment agreement with Mr. Moatazedi in May 2018, as amended in August 2022, or the Moatazedi employment agreement, under which Mr. Moatazedi serves as our President and Chief Executive Officer. The Moatazedi employment agreement provides that Mr. Moatazedi is an at-will employee, sets forth his initial annual base salary of $550,000 (his current annual base salary is $700,000), and his eligibility to participate in employee benefit plans and programs generally available to other senior executives, as in effect from time to time.

Under the Moatazedi employment agreement, Mr. Moatazedi is entitled to participate in our annual discretionary incentive plan, under which Mr. Moatazedi's target annual incentive bonus is 100% of his annual base salary, subject to achievement of key performance indicators as determined by our board of directors in consultation with Mr. Moatazedi.

If we terminate Mr. Moatazedi's employment for any reason other than for "cause" or if Mr. Moatazedi resigns from his employment for "good reason", then Mr. Moatazedi will be entitled to a cash severance payment in an amount equal to eighteen months of base salary plus one times his target annual bonus for the year in which the termination occurred. If such termination or resignation occurs within 3 months prior to, upon, or within 12 months after a "change in control," then Mr. Moatazedi will be entitled to a cash severance payment in an amount equal to 24 months of base salary plus 1.5 times his target annual bonus for the year in which the termination occurs. All severance payments and benefits are conditioned upon the execution and non-revocation by Mr. Moatazedi of a general release of claims in favor of our company. Payments or benefits payable to Mr. Moatazedi under his employment agreement or otherwise will, to the extent applicable, either be reduced to avoid excise taxes under Section 280G of the Code or be paid in full (with Mr. Moatazedi paying any such excise taxes), whichever option places him in the best after-tax position.

Former Employment Agreement with Mrs. Silvernail

We entered into an employment agreement with Mrs. Silvernail in May 2018, or the Silvernail employment agreement, under which Mrs. Silvernail serves as our Chief Financial Officer and Executive Vice President, Corporate Development. The Silvernail employment agreement provided that Mrs. Silvernail is an at-will employee, sets forth her initial annual base salary of $425,000 (her annual base salary was $442,000 as of her retirement), and her eligibility to participate in employee benefit plans and programs generally available to other senior executives, as in effect from time to time. Mrs. Silvernail also received a one-time payment of $25,000 for relocation expenses.

Under the Silvernail employment agreement, Mrs. Silvernail was entitled to participate in our annual discretionary incentive plan, under which Mrs. Silvernail's target annual incentive bonus is 40% of her annual base salary, subject to achievement of key performance indicators as determined by our board of directors.

If we terminate Mrs. Silvernail's employment for any reason other than for "cause" (as defined in the Silvernail employment agreement), or if Mrs. Silvernail resigns from her employment for "good reason" (as defined in the Silvernail employment agreement), then Mrs. Silvernail will be entitled to receive continued base salary and health benefits for six months following such termination, plus her pro-rata share of her target annual bonus for the year in which the termination occurred, and accelerated vesting of a portion of her 2018 stock options and restricted stock units as described above. If such termination or resignation occurs within 12 months after a "change in control," then Mrs. Silvernail will be entitled to a cash severance payment in an amount equal to 12 months of base salary plus her pro-rata share of her target annual bonus for the year in which the termination occurs, and accelerated vesting on all of her 2018 stock options and restricted stock units as described above. All severance payments and benefits are conditioned upon the execution and non-revocation by Mrs. Silvernail of a general release of claims in favor of our company. Payments or benefits payable to Mrs. Silvernail under her employment agreement or otherwise will, to the extent applicable, either be reduced to avoid excise taxes under Section 280G of the Code or be paid in full (with Mrs. Silvernail paying any such excise taxes), whichever option places her in the best after-tax position.

Separation Agreement with Mrs. Silvernail

We entered into a separation and release agreement with Mrs. Silvernail, dated March 3, 2022 (the "Separation Agreement"), in connection with her retirement from her position as our Chief Financial Officer and Executive Vice President, Corporate Development effective as of May 31, 2022 (the "Retirement Date"). Pursuant to the Separation Agreement, we provided to Mrs. Silvernail, less any applicable withholdings, on the Retirement Date: (i) a lump sum payment equal to 9 months of base salary, (ii) a lump sum payment representing Mrs. Silvernail's pro-rated 2022 bonus potential, (iii) Company–paid COBRA premiums for continued health insurance through September 30, 2023, and (iv) reimbursement of any business expenses submitted in accordance with our expense reimbursement policy. Additionally, the Separation Agreement provides for, as of the Retirement Date, an additional one-year of accelerated vesting for certain equity awards issued to Mrs. Silvernail.

Amended and Restated Employment Agreement with Dr. Avelar

We entered into an amended and restated employment agreement with Dr. Avelar in August 2022, or the Avelar employment agreement, under which Dr. Avelar serves as our Chief Medical Officer and Head of Research and Development. The Avelar employment agreement provides that Dr. Avelar is an at-will employee, sets forth his initial annual base salary of $472,000 (his current annual base salary is $490,000), and his eligibility to participate in employee benefit plans and programs generally available to other senior executives, as in effect from time to time.

Under the Avelar employment agreement, Dr. Avelar is entitled to participate in our annual discretionary incentive plan, under which Dr. Avelar's target annual incentive bonus is 40% of his annual base salary, subject to achievement of key performance indicators as determined by our board of directors.

Under the Avelar employment agreement and subject to Dr. Avelar executing a release of claims, upon the Company's termination of Dr. Avelar's employment without cause or if Dr. Avelar resigns for "good reason" (as defined in the Avelar employment agreement), the Company is required to pay (i) severance to Dr. Avelar equal to twelve months of his base salary paid in a lump sum plus a pro-rated portion of his annual bonus payable for the calendar year in which such termination occurs, (ii) a lump sum payment of the amount Dr. Avelar would be expected to pay in order to continue medical coverage pursuant to COBRA for twelve months and (iii) a lump sum payment of Fifteen Thousand Dollars ($15,000) as outplacement assistance. If, however, such a termination of Dr. Avelar's employment occurs within three months prior to, upon, or within twelve months after a "change in control" event (as defined in the Avelar employment agreement), Dr. Avelar is instead entitled, subject to Dr. Avelar executing a release of claims, to the following (i) severance equal to eighteen months of his base salary paid in a lump sum plus 100% of his annual target bonus payable for the calendar year in which such termination occurs, (ii) a lump sum payment of the amount Dr. Avelar would be expected to pay in order to continue medical coverage pursuant to COBRA for eighteen months, (iii) a lump sum payment of Fifteen Thousand Dollars ($15,000) as outplacement assistance and (iv) accelerated vesting of all time and service based vesting conditions applicable to his outstanding Company equity awards.

Employment Agreement with Mrs. Beaver

We entered into an employment agreement with Mrs. Beaver in September 2022, or the Beaver employment agreement, under which Mrs. Beaver serves as our Chief Financial Officer. The Beaver employment agreement provides that Mrs. Beaver is an at-will employee, sets forth her initial annual base salary of $420,000 (her current annual base salary is $440,000), and her eligibility to participate in employee benefit plans and programs generally available to other senior executives, as in effect from time to time.

Under the Beaver employment agreement, Mrs. Beaver is entitled to participate in our annual discretionary incentive plan, under which Mrs. Beaver's target annual incentive bonus is 40% of her annual base salary, subject to achievement of key performance indicators as determined by our board of directors.

Under the Beaver employment agreement and subject to Ms. Beaver executing a release of claims, upon the Company's termination of Ms. Beaver's employment without cause or if Ms. Beaver resigns for "good reason" (as defined in the Beaver employment agreement), the Company is required to pay (i) severance to Ms. Beaver equal to twelve months of her base salary paid in a lump sum plus a pro-rated portion of her annual bonus payable for the calendar year in which such termination occurs, (ii) a lump sum payment of the amount Ms. Beaver would be expected to pay in order to continue medical coverage pursuant to COBRA for twelve months and (iii) a lump sum payment of Fifteen Thousand Dollars ($15,000) as outplacement assistance. If, however, such a termination of Ms. Beaver's employment occurs within three months prior to, upon, or within twelve months after a "change in control" event (as defined in the Beaver employment agreement), Ms. Beaver is instead entitled, subject to Ms. Beaver executing a release of claims, to the following (i) severance equal to eighteen months of her base salary paid in a lump sum plus 100% of her annual target bonus payable for the calendar year in which such termination occurs, (ii) a lump sum payment of the amount Ms. Beaver would be expected to pay in order to continue medical coverage pursuant to COBRA for eighteen months, (iii) a lump sum payment of Fifteen Thousand Dollars ($15,000) as outplacement assistance and (iv) accelerated vesting of all time and service based vesting conditions applicable to her outstanding Company equity awards.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table sets forth information regarding each unexercised option held by each of our named executive officers as of December 31, 2022:

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2022

			Option Awards[1]					Stock Awards[2]	
				Number of Securities Underlying Unexercised Options					
Name	Grant Date	Vesting Commencement Date	Total Options Unexercised	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of shares of stock that have not vested (#)	Market value of shares of stock that have not vested ($)
David Moatazedi	5/6/2018	5/6/2018	1,182,019	1,182,019	—(3)	7.28	5/6/2028	–	–
President and Chief Executive Officer	1/23/2019	1/23/2019	125,000	93,750	31,250(3)	16.19	1/23/2029	–	–
	1/23/2020	1/23/2020	141,910	70,954	70,956(3)	10.19	1/23/2030	41,035(3)	308,173
	1/27/2021	—	—	—	—	—	—	200,001(3)	1,502,008
	3/26/2021	—	—	—	—	—	—	36,640(3)	275,166
	1/24/2022	1/24/2022	310,559	—	310,559(3)	5.46	1/24/2032	214,286(3)	1,609,288
Sandra Beaver	9/5/2022	9/5/2022	169,158	—	169,158(3)	9.06	9/5/2032	36,443(3)	273,687
Chief Financial Officer									
Rui Avelar, M.D.	1/6/2018	1/6/2018	189,682	189,682	—(3)	9.98	1/6/2028	–	–
Chief Medical Officer and Head of Research and Development	1/23/2019	1/23/2019	60,000	45,000	15,000(3)	16.19	1/23/2029	–	–
	1/23/2020	1/23/2020	45,000	22,500	22,500(3)	10.19	1/23/2030	13,000(3)	97,630
	1/27/2021	—	—	—	—	—	—	67,500(3)	506,925
	1/24/2022	1/24/2022	77,640	—	77,640(3)	5.46	1/24/2032	53,571(3)	402,318

(1) All of the equity awards set forth above have been granted under the 2017 Omnibus Incentive Plan.

(2) Reflects restricted stock units, each of which represents a contingent right to receive one share of our common stock. The market value of such award was calculated based on the $7.51 closing price of a share of our common stock as of December 31, 2022 (which was the last trading day in our fiscal year).

(3) 25% of the shares subject to the option or restricted stock units will vest annually on the first four anniversaries of the vesting commencement date, subject to continuous service through each vesting date.

2017 Omnibus Incentive Plan

On November 21, 2017, our board of directors and sole stockholder at that time adopted and approved the 2017 Omnibus Incentive Plan (the "2017 Plan"). The following is a brief summary of the materials terms of the 2017 Plan. This summary is qualified in its entirety by the full text of the 2017 Plan, which is an exhibit to the Form S-1 filed on January 9, 2018.

Purpose

The purpose of our 2017 Plan is to promote our interests and our stockholders by strengthening our ability to attract, motivate and retain individuals to serve as employees, directors and consultants by providing them with additional incentives to put forth maximum efforts to improve our business and earnings.

Stock Awards

The 2017 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards. ISOs may be granted only to employees. All other awards may be granted to our and our affiliates' employees, non-employee directors, consultants and other service providers.

Administration, Amendment and Termination

The 2017 Plan is administered by our board of directors or a committee of our board of directors designated by our board of directors to administer the 2017 Plan. Our board of directors has retained the right to exercise the authority of any committee that it appoints to administer the 2017 Plan to the extent consistent with applicable law and the applicable requirements of any stock exchange. Our board of directors has delegated general administrative authority with respect to the 2017 Plan to our compensation committee, except that our board of directors considers and approves equity award grants to our non-employee directors.

Subject to the terms of the 2017 Plan, the plan administrator has the authority (i) to grant and amend awards, which includes determining the type, form, terms and conditions and number of shares subject to any award, (ii) to interpret any provision of the 2017 Plan, any award or any award agreement and (iii) to make all determinations and decisions necessary for the administration of the 2017 Plan. All determinations and decisions by the plan administrator under the 2017 Plan are in its sole discretion and are final and binding.

Securities to be Offered

The 2017 Plan provides for awards based on shares of our common stock. Subject to adjustment as described below, the total number of shares authorized to be awarded under the 2017 Plan may not exceed 2,638,889 (all of which will be available for grant as ISOs), plus an annual increase on each anniversary of November 21, 2017 equal to 4.0% of the total issued and outstanding shares of our common stock as of such anniversary (or such lesser number of shares as may be determined by our board of directors). The current share limit under the 2017 Plan, subject to adjustment as described below, is 10,890,621 shares, which is the sum of the initial limit of 2,638,889 shares plus the annual increases through and including the annual increase on November 21, 2022. Shares issued under the 2017 Plan may consist in whole or in part of authorized but unissued shares, treasury shares or shares purchased on the open market or otherwise, all as determined by our company from time to time.

Any award settled in cash will not be counted as issued shares for any purpose under the 2017 Plan. If any award expires, or is terminated, surrendered or forfeited, the unissued shares covered by the award will again be available for the grant of awards. If shares issued pursuant to the 2017 Plan are repurchased by, or are surrendered or forfeited to our company, at no more than cost, those shares will again be available for the grant of awards. If shares issuable upon exercise, vesting or settlement of an award or shares owned by a grantee are surrendered or tendered to our company in payment of the purchase price of an award or any taxes required to be withheld for an award, those surrendered or tendered shares will again be available for the grant of awards. Substitute awards will not be counted against the number of shares available for the grant of awards under the 2017 Plan.

Eligibility

Eligibility to participate in the 2017 Plan is limited to such of our and our affiliates' employees, officers, non-employee directors, consultants and advisors as determined from time to time by the plan administrator.

Stock Options

The 2017 Plan provides for the grant of options to purchase shares of our common stock at exercise prices, and subject to terms, conditions and limitations, determined by the plan administrator and set forth in an option agreement delivered to the optionee.

An option that the 2017 Plan administrator intends to be an "incentive stock option" as defined in Section 422 of the Code, or an ISO, will be granted only to our employees and will be subject to and be construed consistently with the requirements of Section 422 of the Code. An option that does not qualify as an ISO is referred to as a "non-qualified stock option."

Stock Appreciation Rights

The 2017 Plan provides for the grant of stock appreciation rights, or SARs, which may be awarded either alone or in tandem with, or as a component of, other awards. The applicable award agreement will include information about the terms and conditions under which a SAR will be exercisable, including any performance requirements. A SAR confers on the participant a right to receive, upon exercise, a payment of the excess of (i) the fair market value of one share of our stock on the date of exercise over (ii) the grant price of the SAR as determined by the plan administrator (which will be equal to at least the fair market value on the grant date).

Restricted Stock Awards

The 2017 Plan provides for the grant of restricted stock awards. In general, a restricted stock award is an award of actual shares of common stock issued in the participant's name that are subject to certain vesting requirements and that we may hold until the applicable vesting date, at which time the shares are released to the participant. Alternatively, at the discretion of the plan administrator, we may issue a restricted stock certificate bearing the legends required by applicable securities laws.

The plan administrator will determine the terms and conditions of any restricted stock award, which will be set forth in the restricted stock agreement delivered to the participant. A restricted stock award holder will have all the rights of a stockholder with respect to such shares, including voting and dividend rights, subject, however, to the restrictions and conditions specified in the restricted stock agreement.

Restricted Stock Units

The 2017 Plan provides for the grant of restricted stock units, or RSUs. An RSU represents the right to receive one share of common stock upon the applicable vesting date, but no share is actually issued until vesting. An RSU may be settled in cash rather than stock to the extent provided in the applicable award agreement.

The plan administrator will determine the terms and conditions of any RSUs granted under the 2017 Plan. In general, a holder of RSUs will not have any rights of a stockholder but the plan administrator may provide that the holder is entitled to receive dividend equivalent rights.

Stock-Based Performance Awards

The 2017 Plan provides for the grant of awards based on various performance conditions as may be specified by the plan administrator. Settlement of performance awards may be in cash, shares, other awards or other property, in the discretion of the plan administrator. The plan administrator may reduce the amount of a settlement otherwise to be made in connection with performance awards.

Other Stock-Based Awards

The plan administrator may grant other stock-based awards, either alone or in addition to or in conjunction with other awards under the 2017 Plan, based upon the common stock, having terms and conditions as the plan administrator may determine.

Transferability of Awards

A participant may not assign or transfer an award under the 2017 Plan, except by will or as permitted under the laws of descent and distribution. During a participant's lifetime, only the participant personally (or his or her personal representative) may exercise rights under the 2017 Plan. However, if authorized by the applicable award agreement, a participant may transfer, not for value, all or part of an award (other than an ISO) to certain family members, in accordance with the terms of the 2017 Plan. After a permitted transfer, the award will continue to be subject to the same terms and conditions as it was before the transfer.

Rights as Stockholder

Unless an applicable award agreement states otherwise, a 2017 Plan participant will have no rights as a stockholder with respect to any shares covered by an award until he or she becomes the record holder of the shares.

Withholding for Payment of Taxes

We may deduct from payments of any kind otherwise due to a 2017 Plan participant any federal, state or local taxes of any kind required by law to be withheld in connection with the vesting of or other lapse of restrictions applicable to an award or upon the issuance of any shares of stock upon the exercise of an option or pursuant to an award.

Effect of Certain Transactions

If (i) the number of outstanding shares of our common stock is increased or decreased or the shares are changed into or exchanged for a different number or kind of shares or other securities of our company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in shares effected without receipt of consideration by our company or (ii) there occurs any spin-off, split-up, extraordinary cash dividend or other distribution of assets by our company, then (a) the number and kind of shares for which grants of 2017 Plan awards may be made, (b) the number and kind of shares for which outstanding awards may be exercised or settled and (c) the performance goals relating to outstanding awards, will all be equitably adjusted by our company. In addition, in the event of any increase or decrease in the number of outstanding shares or other transaction described in clause (ii) above, the number and kind of shares for which 2017 Plan awards are outstanding and the option price per share of outstanding options will be equitably adjusted.

Unless otherwise provided in an award agreement, in the event of a corporate transaction (i.e., a reorganization, merger, statutory share exchange, consolidation, sale of all or substantially all of our company's assets, acquisition of assets or stock of another entity by our company, or other corporate transaction involving our company or any of our affiliates), the 2017 Plan and awards under it will continue in effect in accordance with their terms, except that after a corporate transaction either (i) each outstanding award will be treated as provided for in the corporate transaction agreement or (ii) if not covered in the corporate transaction agreement, each grantee will be entitled to receive for each share of common stock under the grantee's awards (upon exercise or payment or transfer in respect of those awards), the same consideration that each of our common stockholders was entitled to receive in the corporate transaction for one share, except that such consideration will remain subject to all of the terms and conditions (including performance criteria) that were applicable to the awards before the corporate transaction. Treatment of 2017 Plan awards upon a corporate transaction may include cancellation and liquidation of stock options and SARs (including for $0 if the options or SARs are underwater at the time of the corporate transaction).

Change in Control

In the event of a "change in control" (as defined in the 2017 Plan), either of the following provisions will apply to 2017 Plan awards outstanding at the time, depending on whether, and the extent to which, awards are assumed, converted or replaced by the resulting entity in the change in control (and unless otherwise provided in the applicable award agreement):

(1) If awards are not assumed, converted or replaced by the resulting entity in the change in control, then those awards will become fully exercisable and all restrictions on the awards will lapse, except for performance awards, for which the target payout opportunities attainable will be deemed to have been fully earned as of the change in control based upon the greater of (a) an assumed achievement of all relevant performance goals at the "target" level or (b) the actual level of achievement of all relevant performance goals against target as of our fiscal quarter end preceding the change in control.

(2) If awards are assumed, converted or replaced by the resulting entity in the change in control, if, within 24 months after the change in control, the grantee is involuntarily terminated, then the grantee's awards will become fully exercisable and all restrictions on the awards will lapse, except for performance awards, for which the target payout opportunities attainable will be deemed to have been fully earned as of the involuntary termination based upon the greater of (a) an assumed achievement of all relevant performance goals at the "target" level, or (b) the actual level of achievement of all relevant performance goals against target as of our fiscal quarter end preceding the change in control.

Clawback

All awards, amounts or benefits received or outstanding under the 2017 Plan shall be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any clawback or similar policy or any applicable law related to such actions.

Detrimental Conduct

Except as otherwise provided by our board of directors, if a participant engages in "detrimental conduct" (as defined in the 2017 Plan), he or she shall forfeit or pay the following: (i) any and all outstanding awards (whether vested or unvested, exercisable or unexercisable), and (ii) any cash or shares of our common stock, or any profit realized from the sale or other disposition of shares of our common stock, received by the participant in connection with the 2017 Plan within the 36-month period immediately before the date we determine the participant has engaged in detrimental conduct.

Amendment and Termination

The plan administrator may amend, suspend or terminate the 2017 Plan as to any awards that have not been made. No amendment, suspension or termination of the 2017 Plan may, without participant consent, materially impair rights or obligations under any outstanding award. The plan administrator may amend, modify or supplement the terms of any outstanding award, including modification of awards to foreign nationals or individuals who are employed outside the United States to recognize differences in local law, tax policy or custom.

Other Compensation Matters

Perquisites and Health and Welfare Benefits

Our named executive officers are eligible to receive employee benefits, including medical, dental, vision, group life, disability and accidental death and dismemberment insurance, in each case on the same basis as all of our other employees.

Beginning in 2021, we began offering supplemental disability insurance to our executive officers. Our board of directors may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

401(k)

In May 2018, we adopted the Evolus, Inc. Retirement Plan, a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. All participants' interests in their deferrals are 100% vested when contributed. We contribute a $0.50 match for every $1.00 contributed by a participating employee up to 6% of their annual salary up to an annual maximum of $7,000 in 2021 and 2022, with such matching contributions becoming vested as to 25% each year and becoming fully vested when participating employees reach the four-year anniversary from their date of hire, giving credit for past service. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participant's direction. This retirement plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to this plan and earnings on those contributions are not taxable to the employees until distributed from the plan, and all contributions are deductible by us when made.

Director Compensation

Our director compensation program is intended to enhance our ability to attract, retain and motivate non-employee directors of exceptional ability and to promote the common interest of directors and stockholders in enhancing the value of our common stock. The board of directors reviews director compensation at least annually. The compensation committee has the sole authority to engage a consulting firm to evaluate director compensation.

Our non-employee directors receive equity and cash compensation for their service as directors. In 2022, each non-employee director received an annual retainer of $45,000. For 2023, the compensation is unchanged for our non-employee directors. The annual retainers are paid on a quarterly basis. Our non-executive board chairman receives an additional annual retainer of $35,000. Additionally, our non-employee directors receive compensation for committee service as follows:

Position	Amount[1] ($)
Audit Committee Chair	20,000
Other Audit Committee Members	10,000
Compensation Committee Chair	15,000
Other Compensation Committee Members	7,500
Nominating and Corporate Governance Committee Chair	10,000
Other Nominating and Corporate Governance Committee Members	5,000

(1)   These amounts are annualized amounts, payable quarterly.

For 2022, equity awards for qualifying non-employee directors consisted of (a) an initial equity award with a grant date fair value of approximately $230,000 (increasing to $255,000 for periods after February 2022), upon initial election to the board, subject to vesting and to continued service on the board, and (b) annual equity awards with a grant date fair value of approximately $170,000, subject to vesting and continued service on the board. For 2022, these awards were in the form of restricted stock units and stock options. In January 2022, each non-employee director, other than Mrs. Stewart, serving on the board on that date was granted (i) 15,568 restricted stock units and (ii) a stock option to purchase 22,727 shares of our common stock at a per share exercise price of $5.46. The restricted stock units were scheduled to vest, subject to continued service, in full on the twelve month anniversary of the date of grant. The options were scheduled to vest, subject to continued service, in twelve monthly installments following the date of grant. Mrs. Stewart joined our board of directors on January 5, 2022 and was granted 36,508 restricted stock units. Mrs. Stewart's restricted stock units will vest over a period of two years, with 1/2 of the shares subject to the option vesting annually on the anniversary of January 5, 2021, subject to continued service.

The table below summarizes the compensation paid by us to our non-employee directors during the year ended December 31, 2022. David Moatazedi, our President and Chief Executive Officer, served as a member of the board during 2022, but did not receive any additional compensation for such service as a director.

2022 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1][2] ($)	Total ($)
Vikram Malik (Chairman)[3]	82,000	165,698	247,698
Simone Blank	45,000	165,698	210,698
Peter Farrell	60,000	165,698	225,698
David Gill[3]	74,500	165,698	240,198
Robert Hayman	60,000	165,698	225,698
Karah Parschauer	72,500	165,698	238,198
Brady Stewart	45,000	230,000	275,000

(1) Represents the aggregate grant date fair value of the restricted stock unit awards granted to the non-employee directors during 2022, computed in accordance with FASB ASC Topic 718. See *Note 10. Stockholders' Equity* for a discussion of the assumptions we made in determining the grant date fair value of our restricted stock unit awards.

(2) The restricted stock units reflected in the above table constitute the aggregate number of restricted stock units granted to each non-employee director in 2022. As of December 31, 2022, each non-employee director serving as of December 31, 2022 held the following number of outstanding and unexercised options and outstanding restricted stock units: Mr. Malik, 77,900 options and 29,076 restricted stock units, Ms. Blank, 77,900 options and 15,568 restricted stock units, Dr. Farrell, 70,454 options and 15,568 restricted stock units, Mr. Gill, 81,486 options and 15,568 restricted stock units, Mr. Hayman, 77,900 options and 15,568 restricted stock units, Mrs. Parschauer, 70,454 options and 15,568 restricted stock units, and Mrs. Stewart, 36,508 restricted stock units.

(3) Includes $2,000 for service on a strategic committee of the Board of Directors.

Item 12. Security Ownership of Certain of Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth the number of outstanding shares of common stock beneficially owned and the percentage of common stock beneficially owned, as of March 3, 2023, by:

•   each person known to us to be the beneficial owner of more than five percent of our then-outstanding common stock;

•   each director and named executive officer; and

•   all of our directors and executive officers as a group.

The number of shares of common stock beneficially owned by each person is determined under the rules of the SEC. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire by May 2, 2023 (sixty days after March 3, 2023) through the exercise or conversion of a security or other right. Unless otherwise indicated or pursuant to applicable community property laws, each person has sole investment and voting power, or shares such power with a family member, with respect to the shares set forth in the following table. The inclusion in this table of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares for any other purpose.

The percentage of beneficial ownership in the table below is based on 56,411,661 shares of common stock deemed to be outstanding as of March 3, 2023.

Beneficial owner	Shares Beneficially Owned	% of Total Voting Power	
Named Executive Officers and Directors			
David Moatazedi[1]	1,644,059	2.8	%
Lauren Silvernail	20,420	*	
Rui Avelar, M.D.[2]	464,352	*	
Sandra Beaver	—	*	
Vikram Malik[3]	143,028	*	
Simone Blank[4][5]	505,199	*	
Robert Hayman[4]	132,622	*	
David Gill[6]	115,895	*	
Peter Farrell, Ph.D., D.Sc.[7]	120,176	*	
Karah Parschauer[7]	110,176	*	
Brady Stewart[8]	21,201	*	
All executive officers and directors as a group (10 persons)	3,256,708	5.5	%
Greater than 5% Holders			
Alphaeon 1, LLC[9]	4,214,871	7.5	%
Medytox, Inc.[10]	5,071,989	9.0	%
Daewoong Pharmaceutical Co., Ltd.[11]	3,136,869	5.6	%
First Manhattan Co. LLC[12]	3,334,916	5.9	%
Deerfield Mgmt, L.P.[13]	3,030,299	5.4	%
Millennium Management LLC[14]	3,328,597	5.9	%
Tang Capital Partners, LP[15]	3,038,732	5.4	%

* Less than 1%

(1) Includes options to purchase 1,491,090 shares of common stock exercisable within 60 days of March 3, 2023 and 152,969 deliverable pursuant to restricted stock units within 60 days of March 3, 2023.

(2) Includes options to purchase 302,842 shares of common stock exercisable within 60 days of March 3, 2023 and 42,392 deliverable pursuant to restricted stock units within 60 days of March 3, 2023.

(3) Includes options to purchase 82,741 shares of common stock exercisable within 60 days of March 3, 2023 and 4,503 deliverable pursuant to restricted stock units within 60 days of March 3, 2023.

(4) Includes options to purchase 82,741 shares of common stock exercisable within 60 days of March 3, 2023

(5) Includes 367,577 shares of common stock held by Dental Innovations Apus Investment BV ("DIAI"). As the sole beneficial holder of DIAI, Ms. Blank may be deemed to share voting and dispositive power over the shares held by DIAI.

(6) Includes options to purchase 86,327 shares of common stock exercisable within 60 days of March 3, 2023.

(7) Includes options to purchase 75,295 shares of common stock exercisable within 60 days of March 3, 2023.

(8) Includes options to purchase 2,947 shares of common stock exercisable within 60 days of March 3, 2023.

(9) Based on information set forth in a Form 4 filed by ALPHAEON 1, LLC with the SEC on February 17, 2023. Alphaeon 1, LLC has sole voting and investment power over the shares. The address of Alphaeon 1, LLC is 4040 MacArthur Blvd., Suite 310, Newport Beach, California 92660. Alphaeon 1, LLC's voting and investment decisions are made by its board of managers which, as of the date of this annual report, consists of Jost Fischer, Darren O'Brien, Robert Grant, and Richard Taketa. These members of Alphaeon 1, LLC's board of directors may be deemed to share voting, investment or dispositive power over the shares held by Alphaeon 1, LLC.

(10) Based on information set forth in a Form 4 filed by Medytox with the SEC on February 7, 2023. Medytox has sole voting and investment power of the shares. The address of Medytox is 78 Gangni 1-gil Ochang-eup, Cheongwon-gu Cheongju-si, Chungcheongbuk-do 28126, Republic of Korea.

(11) Based on information set forth in a Schedule 13G filed by Daewoong with the SEC on April 1, 2021, Daewoong has sole voting and investment power of the shares. The address of Daewoong is 35-14, Jeyakgongdan 4-gil, Hyangnam-eup, Hwaseong-si, Gyeonggi-do, Republic of Korea.

(12) Based on information set forth in a Schedule 13G/A filed by First Manhattan Co. LLC with the SEC on February 14, 2023, First Manhattan Co. has sole voting and investment power of the shares. The address of First Manhattan Co. is 399 Park Avenue, New York, New York 10022.

(13) Based on information set forth in a Schedule 13G filed by Deerfield Mgmt, L.P. and its affiliates with the SEC on February 10, 2023, Deerfield Mgmt, L.P. and its affiliates have shared voting and investment power of the shares. The address of Deerfield Mgmt, L.P. is 345 Park Avenue South, 12th Floor, New York, New York 10010.

(14) Based on information set forth in a Schedule 13G filed by Millennium Management LLC with the SEC on February 15, 2023, Millennium Management LLC has shared voting and investment power of the shares. The address of Millennium Management LLC is 399 Park Avenue, New York, New York 10022.

(15) Based on information set forth in a Schedule 13G filed by Tang Capital Partners, LP with the SEC on February 10, 2023, Tang Capital Partners, LP has shared voting and investment power of the shares. The address of Tang Capital Partners, LP is 4747 Executive Drive, Suite 510, San Diego, CA 92121.

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 with respect to shares of common stock that may be issued under our 2017 Omnibus Incentive Plan:

COMMON STOCK ISSUABLE UNDER EQUITY PLAN

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (1) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (c)
Equity compensation plans approved by stockholders[2]	7,260,377 [3]	$9.24	3,515,904
Equity compensation plans not approved by stockholders[4]	205,601 [5]	$9.06	—
Totals	7,465,978		3,515,904

(1) The weighted-average exercise price does not reflect the shares that will be issued in connection with the settlement of Restricted Stock Units, since Restricted Stock Units have no exercise price.

(2) Consists of shares issuable under outstanding options under the 2017 Omnibus Incentive Plan plus an annual increase on each anniversary of November 21, 2017 equal to 4% of the total issued and outstanding shares of our common stock as of such anniversary (or such lesser number of shares as may be determined by our board of directors). Shares issuable under the 2017 Omnibus Incentive Plan may be used for any type of award authorized under the plan, including stock options, stock appreciation rights, restricted stock and restricted stock units.

(3) Consists of 4,600,363 shares of common stock issuable upon the exercise of stock options and 2,660,014 shares of common stock deliverable upon settlement of restricted stock units.

(4) Consists of the outstanding inducement grants.

(5) Consists of 169,158 shares of common stock issuable upon the exercise of stock options and 36,443 shares of common stock deliverable upon settlement of restricted stock units.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Procedures for Approval of Related Person Transactions

Pursuant to the charter of the audit committee, the audit committee is responsible for reviewing, approving and ratifying in advance any "related person transactions." For purposes of the charter of the audit committee only, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any "related person" are participants and had or will have a direct or indirect material interest, involving an amount that exceeds $120,000. A "related person" is any executive officer, director or a holder of more than 5% of any class of our equity, including any of their immediate family members and any entity owned or controlled by such persons.

Our audit committee will review, on an annual basis, the previously approved related person transactions that are continuous in nature to determine whether such transactions should continue.

Related Party Transactions

The following is a description of transactions since January 1, 2020 to which we have been a party, in which the amount involved exceeded or will exceed the lesser of $120,000 and 1% of the average of our total assets at year end for the last two completed fiscal years, and in which any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change-in-control arrangements. The transactions set forth below were approved by the audit committee. We believe we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by the audit committee.

Employment of David Moatazedi's Brother-In-Law

Since September 2018, we have employed Mr. Moatazedi's brother-in-law as a Senior Manager, Marketing. He receives compensation commensurate with his level of experience and other employees having similar responsibilities. The total salary paid to Mr. Moatazedi's brother-in-law for each of 2022 and 2021 was approximately $148,000 and $138,000, respectively. He received 12,214 restricted stock units in 2022, and 3,000 restricted stock units in 2021, and bonuses for 2022 and 2021 performance of approximately $25,100 and $25,500, respectively. He is not considered an officer under Section 16 of the Exchange Act and does not report directly to Mr. Moatazedi.

Medytox Settlement Agreements

As of March 3, 2023, Medytox, Inc., or Medytox, owned 5,071,989 shares of our common stock, par value $0.00001 per share, or approximately 9.0% of our outstanding shares of common stock. These shares were issued to Medytox in connection with the Medytox/Allergan Settlement Agreements.

In February 2021, we entered into a Settlement and License Agreement with Medytox, and Allergan, Inc. and Allergan Limited, or collectively Allergan, which we refer to as the U.S. Settlement Agreement and another Settlement and License Agreement with Medytox which we refer to as the ROW Settlement Agreement. We refer to the U.S. Settlement Agreement and the ROW Settlement Agreement collectively as the Medytox Settlement Agreements.

Under the Medytox Settlement Agreements, we obtained (i) a license to commercialize, manufacture and to have manufactured for us certain products identified in the Medytox Settlement Agreements, including Jeuveau® (the "Licensed Products"), in the United States and other territories where we license Jeuveau®, (ii) the dismissal of outstanding litigation against us, including an action before the International Trade Commission brought by Medytox, which we refer to as the ITC Action, a rescission of related remedial orders that resulted from the ITC Action, and the dismissal of a civil case in the Superior Court of California against us, which we refer to together with any claims (including claims brought in Korean courts) with a common nexus of fact as the Medytox Actions, and (iii) releases of claims against us for the Medytox Actions. In exchange, we agreed to (i) make cash payments of $35.0 million in multiple payments over two years to Allergan and Medytox, (ii) pay to Allergan and Medytox certain royalties on the sale of Jeuveau®, based on a certain dollar amount per vial sold of Licensed Product by us or on our behalf in the United States, from December 16, 2020 to September 16, 2022, (iii) from December 16, 2020 to September 16, 2022, pay to Medytox a low-double digit royalty on net sales of Jeuveau® sold by us or on our behalf in territories we have licensed outside the United States; (iv) from September 17, 2022 to September 16, 2032, pay to Medytox a mid-single digit royalty percentage on net sales of Jeuveau® in the United States and all territories we have licensed outside the United States, (v) issue to Medytox 6,762,652 shares of our common stock, par value $0.00001 per

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share, which we issued in February 2021, and (vi) enter into a Registration Rights Agreement pursuant to which we granted certain registration rights to Medytox with respect to such shares of common stock beginning as of March 31, 2022. During 2022, we made milestone and royalty payments totaling approximately $11.4 million to Medytox under the Medytox/Allergan Settlement Agreements.

Daewoong Agreements

As of March 3, 2023, Daewoong Pharmaceutical Co., Ltd., or Daewoong, owned 3,136,869 shares of our common stock, par value $0.00001 per share, or approximately 5.6% of our outstanding shares of common stock. These shares were issued to Daewoong on May 23, 2021 upon the conversion of a $40 million Convertible Promissory Note we previously issued to Daewoong on July 6, 2020 pursuant to a Convertible Promissory Note Conversion Agreement we entered into with Daewoong on March 23, 2021 as part of the 2021 Daewoong Arrangement described below.

Daewoong License and Supply Agreement

In 2013, we and Daewoong entered into a license and supply agreement, as amended, which we refer to as the Daewoong Agreement, pursuant to which we have an exclusive distribution license to Jeuveau® from Daewoong for aesthetic indications in the United States, EU, Great Britain, Canada, Australia, Russia, C.I.S., and South Africa, as well as co-exclusive distribution rights with Daewoong in Japan. Under the Daewoong Agreement, we are required to make certain minimum annual purchases in order to maintain the exclusivity of the license. These minimum purchase obligations are contingent upon the occurrence of future events, including receipt of governmental approvals and our future market share in various jurisdictions. Under the Daewoong Agreement, Daewoong is responsible for all costs related to the manufacturing of Jeuveau®, including costs related to the operation and upkeep of its manufacturing facility, and we are responsible for all costs related to obtaining regulatory approval, including clinical expenses, and commercialization of Jeuveau®.

On March 23, 2021, as part of the 2021 Daewoong Arrangement, we entered into a Third Amendment to the Supply Agreement, which amends the Daewoong Agreement and which we refer to as the "Daewoong Agreement Amendment." Under the Daewoong Agreement Amendment, the Daewoong Agreement was amended to: (i) expand the territory within which we may distribute Jeuveau® to certain countries in Europe; (ii) reduce the period of time with respect to which we are required to deliver binding forecasts to Daewoong; (iii) introduce certain limitations on Daewoong's ability to convert our exclusive license for certain territories to a non-exclusive license in the event we fail to meet certain minimum purchase requirements for such territory; (iv) adjust the minimum purchase requirements and reduce the transfer price per vial of Jeuveau® applicable to various territories; (v) require that any Jeuveau® supplied by Daewoong match certain shelf-life thresholds; and (vi) prohibit us from sharing certain confidential information regarding Daewoong with Medytox or its affiliates or representatives. In 2022, we made payments to Daewoong of $50.7 million.

Daewoong Arrangement

On March 23, 2021, we also entered into a Confidential Settlement and Release Agreement with Daewoong, which we refer to as the Daewoong Settlement Agreement. We refer to the Daewoong Settlement Agreement, the Convertible Promissory Note Conversion Agreement and the Daewoong Agreement Amendment described above collectively as the Daewoong Arrangement.

Under the Daewoong Arrangement, (i) Daewoong agreed to (a) pay us an amount equal to $25.5 million, which we received on April 6, 2021, (b) pay certain reasonable legal fees incurred by our litigation counsel in connection with its defense of the ITC Action (including any appeal of the resulting remedial orders), (c) cancel all remaining milestone payments of up to $10.5 million in the aggregate under the Daewoong Agreement, and (d) reimburse us certain amounts (calculated on a dollar amount per vials sold basis in the United States) for sales of Licensed Products, partially offsetting the royalty payments we are required to pay Medytox and Allergan pursuant to the U.S. Settlement Agreement; and (ii) we agreed to (y) release certain claims we may have against Daewoong or certain of its affiliates and representatives related to the allegations made in or the subject matter of the Medytox/Allergan Actions, or any orders, remedies and losses resulting from the Medytox/Allergan Actions, and (z) coordinate with Daewoong on certain matters related to the Medytox/Allergan Actions.

Indemnification Agreements

We enter into indemnification agreements with our directors and executive officers upon their election to office. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

Independence of Directors

Under Nasdaq rules, independent directors must comprise a majority of a listed company's board. Under Nasdaq rules, a director will qualify as an "independent director" only if, in the opinion of that company's board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
The board of directors undertook a review of the independence of each director and considered whether each director has a material relationship with Evolus that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities as a director. Based upon information requested from and provided by each director regarding each director's business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section entitled "Related Party Transactions" above, the board of directors has determined that each of Vikram Malik, Peter Farrell, David Gill, Robert Hayman, Karah Parschauer, Simone Blank, and Brady Stewart qualify as independent directors in accordance with the rules of Nasdaq. David Moatazedi does not qualify as independent directors in accordance with such rules.

Item 14. Principal Accounting Fees and Services.

Fees Paid to the Independent Registered Public Accounting Firm

The following table sets forth the aggregate fees for professional service provided by our independent registered public accounting firm, Ernst & Young LLP, for the years ended December 31, 2022 and 2021:

	2022	2021
Audit Fees[1]	$ 830,500	$ 907,000
Audit-Related Fees	—	—
Tax Fees[2]	175,100	215,000
All Other Fees[3]	1,000	1,000
Total	$ 1,006,600	$ 1,123,000

[1] Audit fees consist of the fees for professional services rendered for the audit of our annual financial statements, review of our quarterly financial statements and in connection with the preparation of registration statements filed with the SEC.

[2] Tax fees include fees for preparation of the Company's federal and state returns and tax consultation in connection with tax credits.

[3] All other fees consists of a subscription to EY's online accounting research tool.

Audit Committee Pre-Approval Policies and Procedures

The audit committee has adopted a policy that requires the audit committee or a member of the audit committee to pre-approve all audit and permissible non-audit services to be provided by our independent auditor. These services include audit services, audit-related services and tax services. Pre-approval is generally requested annually, with any pre-approval detailed as to the particular service, which must be classified in one of the three categories of services listed above. Our audit committee may also, on a case-by-case basis, pre-approve particular services that are not contained in the annual pre-approval request. In connection with this pre-approval policy, our audit committee also considers whether the categories of pre-approved services are consistent with the rules on accountant independence of the SEC and the Public Company Accounting Oversight Board.

In addition, in the event time constraints require pre-approval prior to our audit committee's next scheduled meeting, our audit committee has authorized its chairperson to pre-approve services. Engagements so pre-approved are to be reported to our audit committee at its next scheduled meeting. Our audit committee or its chairperson pre-approved all audit and tax services provided by EY in the years ended December 31, 2022 and 2021 pursuant to the foregoing pre-approval policies and procedures.

Part IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report on Form 10-K:

    (1) Financial Statements. See Item 8 "Consolidated Financial Statements and Supplementary Data" elsewhere in this Annual Report on Form 10-K.

    (2) Financial Statement Schedules. None. Financial statement schedules have been omitted because they are not applicable.

    (3) Exhibits. The following exhibits are filed (or incorporated by reference herein) as part of this Annual Report on Form 10-K:

<p align="center">EXHIBIT INDEX</p>

Exhibit Number	Exhibit Title	Incorporated by Reference				Filed Herewith (x)
		Form	**File No.**	**Exhibit**	**Filing Date**	
3.1	Amended and Restated Certificate of Incorporation.	8-K	001-38381	3.1	2/12/18	
3.2	Amended and Restated Bylaws.	8-K	001-38381	3.2	2/12/18	
4.1	Specimen certificate evidencing shares of common stock of the Registrant.	S-1/A	333-222478	4.1	1/25/18	
4.3	Description of Securities					X
10.1†	Stock Purchase Agreement, dated as of September 30, 2014, by and between Strathspey Crown Holdings, LLC and ALPHAEON Corporation.	S-1	333-222478	10.1	1/9/18	
10.2†	Amendment to Stock Purchase Agreement, dated as of September 30, 2014, by and between Strathspey Crown Holdings, LLC and ALPHAEON Corporation.	S-1	333-222478	10.2	1/9/18	
10.3‡	License and Supply Agreement, dated as of September 30, 2013, by and between Daewoong Pharmaceutical Co., Ltd. and the Registrant.					X
10.4†	First Amendment to License and Supply Agreement, dated as of February 26, 2014, by and between Daewoong Pharmaceutical Co., Ltd. and the Registrant.	S-1	333-222478	10.4	1/9/18	
10.5†	Second Amendment to License and Supply Agreement, dated as of July 15, 2014, by and between Daewoong Pharmaceutical Co., Ltd. and the Registrant.	S-1	333-222478	10.5	1/9/18	
10.6+	2017 Omnibus Incentive Plan.	S-1	333-222478	10.6	1/9/18	
10.7+	Form of Option Award Agreement under 2017 Omnibus Incentive Plan.	S-1	333-222478	10.7	1/9/18	
10.8+	Form of Dueling Option Award Agreement under 2017 Omnibus Incentive Plan.	S-1	333-222478	10.8	1/9/18	
10.9+	Form of Restricted Shares Award Agreement under 2017 Omnibus Incentive Plan.	S-1	333-222478	10.9	1/9/18	
10.10+	Form of RSU Award Agreement under 2017 Omnibus Incentive Plan.	S-1	333-222478	10.10	1/9/18	
10.11+	Form of RSU Award Agreement under 2017 Omnibus Incentive Plan (Updated 2020)	10-K	001-38381	10.11	2/25/20	
10.12+	Form of Inducement Stock Option Award Agreement	S-8	333-263325	99.2	3/4/22	
10.13+	Form of Inducement Restricted Stock Unit Award Agreement	S-8	333-263325	99.3	3/4/22	
10.14+	Form of Performance Restricted Stock Unit Agreement					X
10.15+	Form of Indemnification Agreement by and between the Registrant and its directors and officers.	S-1/A	333-222478	10.11	1/25/18	

<p align="center">114</p>

10.16†	Second Amendment to Stock Purchase Agreement, dated as of December 14, 2017, by and among SCH-AEON, LLC (f/k/a Strathspey Crown Holdings, LLC), ALPHAEON Corporation, the Registrant and J. Christopher Marmo, as Contributors' Representative, and acknowledged by the parties listed as Contributors on the signature pages thereto.	S-1	333-222478	10.20	1/9/18	
10.17+	Employment Agreement, dated as of May 6, 2018, by and between David Moatazedi and the Registrant.	S-1	333-226186	10.29	7/16/18	
10.18+	Amendment to Employment Agreement, dated August 1, 2022, by and between Evolus, Inc. and David Moatazedi	10-Q	001-38381	10.3	8/2/22	
10.19+	Amended and Restated Employment Agreement, dated August 1, 2022, by and between Evolus, Inc. and Rui Avelar, M.D.	10-Q	001-38381	10.4	8/2/22	
10.20	Employment Agreement, dated September 5, 2022, by and between Sandra Beaver and the Registrant.	10-Q	001-38381	10.1	11/8/22	
10.21	Lease, dated as of May 15, 2019, between the Registrant and 520 Newport Center Drive LLC	8-K	001-38381	10.1	5/21/19	
10.22‡	Settlement and License Agreement, dated February 18, 2021, by and between Evolus, Inc. and Medytox, Inc.	10-Q	001-38381	10.3	5/12/21	
10.23	Share Issuance Agreement, dated February 18, 2021, by and between Evolus Inc. and Medytox, Inc.	10-Q	001-38381	10.4	5/12/21	
10.24‡	Confidential Settlement and Release Agreement, dated March 23, 2021, by and between Evolus, Inc. and Daewoong Pharmaceutical Co. Ltd.	10-Q	001-38381	10.5	5/12/21	
10.25	Convertible Promissory Note Conversion Agreement, dated March 23, 2021, by and between Evolus, Inc. and Daewoong Pharmaceutical Co. Ltd.	10-Q	001-38381	10.6	5/12/21	
10.26‡	Third Amendment to Supply Agreement, dated March 23, 2021, by and between Evolus, Inc. and Daewoong Pharmaceutical Co. Ltd.	10-Q	001-38381	10.7	5/12/21	
10.27‡	Loan Agreement, dated as of December 14, 2021, by and among Evolus, Inc. (as Borrower and a Credit Party), BioPharma Credit PLC (as Collateral Agent), BPCR Limited Partnership (as a Lender), and BioPharma Credit Investments V (Master) LP (as a Lender).	8-K	001-38381	10.1	12/14/21	
10.28	First Amendment to Loan Agreement, dated April 5, 2022, by and among Evolus, Inc. (as Borrower and a Credit Party), BioPharma Credit PLC (as Collateral Agent), BPCR Limited Partnership (as a Lender), and BioPharma Credit Investments V (Master) LP (as a Lender).	10-Q	001-38381	10.2	8/2/22	
10.29	Second Amendment to Loan Agreement, dated as of December 5, 2022, by and among Evolus, Inc. (as Borrower and a Credit Party), BioPharma Credit PLC (as Collateral Agent), BPCR Limited Partnership (as a Lender), and BioPharma Credit Investments V (Master) LP (as a Lender).	8-K	001-38381	10.1	12/8/22	
10.30‡	Fourth Amendment to Supply Agreement, dated December 12, 2022, by and between Evolus, Inc. and Daewoong Pharmaceutical Co. Ltd.	8-K	001-38381	10.1	12/13/22	
21.1	List of Subsidiaries.					X
23.1	Consent of independent registered public accounting firm.					X
24.1	Power of Attorney (included on signature page).					X
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.					X
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.					X

32.1#	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X
101.INS*	Inline XBRL Instance Document.	X
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.	X
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.	X
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.	X
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	X

_____

+ Indicates management contract or compensatory plan.

† The Registrant has omitted and filed separately with the Securities and Exchange Commission portions of the exhibit pursuant to a confidential treatment request under Rule 406 promulgated under the Securities Act of 1933, as amended, or the Securities Act.

‡ Portions of this exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K.

The information in Exhibit 32.1 shall not be deemed "filed" for purposes of Section 18 of the Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act (including this Annual Report on Form 10-K), unless the Registrant specifically incorporates the foregoing information into those documents by reference.

Item 16. Form 10-K Summary.

None.

117

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 8, 2023.

EVOLUS, INC.

By: /s/ David Moatazedi

David Moatazedi

President and Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of Evolus, Inc. constitute and appoint David Moatazedi and Sandra Beaver, and each of them, as their true and lawful attorneys and agents with power of substitution, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents may deem necessary or advisable to enable said corporation to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 10-K, including specifically but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments hereto; and we do hereby ratify and confirm all that said attorneys and agents shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David Moatazedi David Moatazedi	President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	March 8, 2023
/s/ Sandra Beaver Sandra Beaver	Chief Financial Officer (Principal Financial Officer)	March 8, 2023
/s/ Vikram Malik Vikram Malik	Chairman of the Board of Directors	March 8, 2023
/s/ Simone Blank Simone Blank	Director	March 8, 2023
/s/ Robert Hayman Robert Hayman	Director	March 8, 2023
/s/ David Gill David Gill	Director	March 8, 2023
/s/ Peter C. Farrell, Ph.D., AM. Peter C. Farrell, Ph.D., AM.	Director	March 8, 2023

Signature	Title	Date
/s/ Karah Parschauer	Director	March 8, 2023
Karah Parschauer		
/s/ Brady Stewart	Director	March 8, 2023
Brady Stewart		

CORPORATE INFORMATION

Board of Directors

David Moatazedi
President and Chief Executive
Officer, Evolus, Inc.

Vikram Malik
President, Priveterra Acquisition
Corp.
Chairman, Evolus, Inc.

Simone Blank
Shareholder, Dental Innovations
Apus Investment BV

Peter Farrell
Founding Chairman, Resmed, Inc.
Audit Committee
Nominating and Corporate
Governance Committee

David Gill
Former Chief Financial Officer,
Perspectum, Ltd.
Audit Committee*,
Compensation Committee

Robert Hayman
CEO, Hayman Properties
Compensation Committee*

Karah Parschauer
General Counsel and Executive Vice
President, Ultragenyx
Pharmaceutical, Inc.
Audit Committee,
Compensation Committee,
Nominating and Corporate
Governance Committee*

Brady Stewart
Chief Commercial Officer of Forma
Brands, LLC

*Indicates Chairperson of the
Committee

Executive Team

David Moatazedi
President and Chief Executive
Officer

Sandra Beaver
Chief Financial Officer

Rui Avelar, M.D.
Chief Medical Officer and Head of
Research and Development

Annual Stockholder Meeting

June 8, 2021, 8AM Pacific Time
Virtualshareholdermeeting.com/EOL
S2021

Exchange
Nasdaq Global Market
Ticker: EOLS

Transfer Agent
Computershare Trust Company N.A.
150 Royall Street
Canton, Massachusetts 02021



2022 ANNUAL REPORT